AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 18, 1994

                                                     REGISTRATION NO. 33-
- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                --------------
                                   FORM S-2
                            REGISTRATION STATEMENT
                                    UNDER
                          THE SECURITIES ACT OF 1933
                                --------------

                           HORRIGAN AMERICAN, INC.
              (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)
             Pennsylvania                            23-2224614
    (STATE OR OTHER JURISDICTION OF    (I.R.S. EMPLOYER IDENTIFICATION NUMBER)
    INCORPORATION OR ORGANIZATION)
            6 Commerce Drive, Shillington, Pennsylvania 19607-9704
                                 610-775-5199
        (ADDRESS AND TELEPHONE NUMBER OF PRINCIPAL EXECUTIVE OFFICES)
                        J. F. Horrigan, Jr., Chairman
                           Horrigan American, Inc.
                                P.O. Box 13428
                       Reading, Pennsylvania 19612-3428
                                 610-775-5199
          (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)
                                   Copy to:
               Michael B. Jordan, Esq., Drinker Biddle & Reath
          Philadelphia National Bank Building, 1345 Chestnut Street
                            Philadelphia, PA 19107
                                 215-988-2700
                                --------------

 APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS
       POSSIBLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /X/
    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. / /
                                --------------

                       CALCULATION OF REGISTRATION FEE
==============================================================================
                                                                     PROPOSED            PROPOSED
                                                                      MAXIMUM             MAXIMUM
                                                  AMOUNT             OFFERING            AGGREGATE           AMOUNT OF
            TITLE OF EACH CLASS                    BEING             PRICE PER           OFFERING           REGISTRATION
      OF SECURITIES BEING REGISTERED            REGISTERED          CERTIFICATE            PRICE                FEE

- ----------------------------------------------------------------------------------------------------------------------------
Subordinated Investment
  Certificates
    1994 Series 8
    1994 Series A                              $25,000,000*            100%             $25,000,000            $8,620
    1994 Series B
    1994 Series C
    Passbook Series

==============================================================================

*No separate amount has been allocated among the series.

    The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.
==============================================================================

                           HORRIGAN AMERICAN, INC.
                                   FORM S-2
                            CROSS REFERENCE SHEET

                 ITEM                             PROSPECTUS LOCATION
                 ---                                 ------------
 1. Forepart of the Registration
    Statement and Outside Front Cover
    Page of Prospectus................   Cover Page

 2. Inside Front and Outside Back
    Cover Pages of Prospectus.........   Inside front cover page; Outside back
                                           cover page

 3. Summary Information, Risk Factors
    and Ratio of Earnings to Fixed       Prospectus Summary; Investment
    Charges...........................     Considerations and Risk Factors;
                                           Selected Financial Data

 4. Use of Proceeds...................   Use of Proceeds; Prospectus Summary

 5. Determination of Offering Price...        *

 6. Dilution..........................        *

 7. Selling Security Holders..........        *

 8. Plan of Distribution..............   Cover Page; The Company

 9. Description of Securities to be
Registered............................   Cover Page; Prospectus Summary;
                                           Description of Subordinated
                                           Investment Certificates

10. Interests of Named Experts and
Counsel...............................         *

11. Information with Respect to the
    Registrant .......................   The Company; Prospectus Summary;
                                           Capitalization; Selected Financial
                                           Data; Management's Discussion and
                                           Analysis of Financial Condition and
                                           Results of Operations; Business;
                                           Report of Independent Auditors;
                                           Financial Statements

12. Incorporation of Certain
    Information  by                      Incorporation of Certain Documents by
    Reference.........................     Reference

13. Disclosure of Commission Position
    on Indemnification for Securities
    Act Liabilities...................           *
- ----------
* Not applicable or none

PROSPECTUS

                           HORRIGAN AMERICAN, INC.
                     SUBORDINATED INVESTMENT CERTIFICATES
==============================================================================
                                                                MINIMUM
      SERIES            MATURITY          INTEREST RATE     DENOMINATIONS*
- ------------------------------------------------------------------------------
 1994 Series 8           8 years              Fixed             $1,000
- ------------------------------------------------------------------------------
 1994 Series A           6 years              Fixed             $1,000
- ------------------------------------------------------------------------------
 1994 Series B          30 months             Fixed             $  500
- ------------------------------------------------------------------------------
 1994 Series C          12 months             Fixed             $  500
- ------------------------------------------------------------------------------
     Passbook       payable on demand       Variable            $  500**
==============================================================================
 * Purchases must be made in multiples of $100.
** Each Passbook Series Certificate will be evidenced by an entry in a passbook issued when an investor makes his initial purchase. Each
   Certificate (entry) will be in a multiple of $100 between $500 and $5,000, inclusive. Larger purchases may be made in a combination of these denominations. Redemptions can be made only in the full amount of a Certificate (entry). The aggregate investment in all Passbook Series Certificates (including various passbook series formerly issued by the Company) is limited to $500,000 per holder, as identified by Social
   Security number.
UNLESS THE HOLDER OR THE COMPANY OTHERWISE ELECTS, THE 1994 SERIES 8, A, B AND
C CERTIFICATES WILL AUTOMATICALLY "ROLL OVER" AT MATURITY INTO CERTIFICATES
THEN BEING OFFERED BY THE COMPANY FOR THE SAME TERM AT THE THEN CURRENT
INTEREST RATE. ADVANCE NOTICE WILL BE GIVEN TO THE HOLDER. SEE PAGE 5.
    The 1994 Series 8, A, B and C Certificates pay fixed rates of interest until their maturity dates, determined by the Company on the first day of each month for Certificates issued during that month. The interest rate paid on all outstanding Passbook Certificates is subject to change on the first day of each month at the discretion of the Company based on the Company's assessment of current market conditions (notice of any change will be mailed to the holder). No interest will be paid on a Passbook Series Certificate which is redeemed by the holder before the eighth day after its purchase. To determine the current rates, call the Company at 610-375-7480. This prospectus will be supplemented from time to time with a statement of the current rates. Interest is payable semi-annually (quarterly or monthly on a Certificate of $10,000 or more, if requested) and is not compounded.
    Early redemption in full by the holder, without penalty, is permitted upon the death of any registered holder for a period of one year from the date of death. The Company may call the Certificates for redemption in whole or in part at any time without premium or penalty.
    The Certificates (except the Passbook Series) are transferable, but no trading market in these securities or in any other series of the Company's subordinated investment certificates has developed or is expected to develop.
    The Certificates are unsecured obligations of Horrigan American, Inc., and are not obligations of any of its subsidiaries. The Certificates are subordinated in right of payment of both principal and interest to the prior payment in full of all indebtedness of Horrigan American, Inc. (including indebtedness of others which it has guaranteed) for borrowed money or on account of capitalized leases or the deferred purchase price of property or reimbursement obligations under letters of credit.
    The Company is offering the Certificates directly to the public on a continuous basis. No other person is involved in the distribution or will receive any compensation in connection therewith.
    THE CERTIFICATES ARE NOT INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY
OR OTHER ENTITY. IN THIS RESPECT THE CERTIFICATES REPRESENT A GREATER DEGREE
OF RISK THAN AN INSURED DEPOSIT IN A BANK OR OTHER FINANCIAL INSTITUTION.
    PROSPECTIVE INVESTORS SHOULD CONSIDER THE MATTERS SET FORTH UNDER "INVESTMENT CONSIDERATIONS AND RISK FACTORS."
                                --------------
        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
          SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION
           PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
          ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
==============================================================================
                                           UNDERWRITING
                           PRICE TO         DISCOUNTS &
                            PUBLIC          COMMISSIONS       PROCEEDS (1)
- ------------------------------------------------------------------------------
Per Certificate              100%              None               100%
- ------------------------------------------------------------------------------
Total(2)                 $25,000,000           None            $25,000,000
==============================================================================
(1) Less expenses of the offering estimated at $56,470. Because the
    Certificates are being sold directly by the Company without underwriting, there is no assurance as to the amount of proceeds to be received therefrom.
(2) No separate amount has been allocated to any series.
                                --------------
    The Company reserves the right to reject, in whole or in part, any application to purchase these securities.
                The date of this prospectus is April   , 1994.

                            AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith files reports and other information with the Securities and Exchange Commission. Such reports and other information filed by the Company can be inspected and copies made at the offices of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and the Commission's Regional Offices in Chicago (Northwestern Atrium Center, 500 West Madison Street, Suite 400, Chicago, Illinois 60661) and New York (7 World Trade Center, 14th Floor, New York, New York 10048); copies of such material may be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates.

    It is the Company's practice to send, on an annual basis, reports containing audited financial statements to the holders of its subordinated investment certificates.

               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents, filed by the Company with the Securities and Exchange Commission, are incorporated herein by reference and made a part hereof as of the date of their filing: the Company's annual report on Form 10-K for the year ended December 31, 1993.

    Any statement contained in a document incorporated by reference in this prospectus shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that any statement contained herein modifies or supersedes such statement.

    The Company will provide without charge to each person to whom this prospectus is delivered, on the request of such person, a copy (without exhibits, other than exhibits specifically incorporated by reference) of any and all documents incorporated by reference in this prospectus. Written or telephone requests for such copies should be directed to Joanne Haberberger, Secretary, Horrigan American, Inc, P. O. Box 13428, Reading, Pennsylvania 19612-3428; telephone number 610-775-5199.

                                 THE COMPANY

    Horrigan American, Inc. is primarily engaged, through wholly-owned subsidiaries, in the commercial equipment leasing and commercial equipment financing business and in the business of acquiring, leasing and managing income-producing commercial real property. Horrigan American, Inc. is also engaged through a wholly-owned subsidiary in the business of selling and renting new, re-manufactured and off-lease and reclaimed equipment, pre-owned office furniture, fixtures and equipment, and providing other asset related services for the Company and other financial services institutions. Unless the context requires otherwise, references in this prospectus to the Company include Horrigan American, Inc., these subsidiaries, and certain real estate partnerships which are consolidated for financial reporting purposes.
    Horrigan American, Inc. was organized as a Pennsylvania corporation in 1982 to be a holding company for the various lines of business conducted by its subsidiaries. Its executive offices are located at 6 Commerce Drive, Shillington, Pennsylvania 19607-9704; its mailing address is P.O. Box 13428, Reading, Pennsylvania 19612-3428; its telephone number is 610-775-5199.
    The Company historically has obtained a large portion of its funds from long and short-term borrowings from banks and other financial institutions, and from the issuance of securities similar to those offered herein. This offering is a continuation of earlier offerings of similar securities and is made on a continuous basis directly by the Company without underwriting. The Company expects that its efforts to market the securities offered by this prospectus (collectively, the "Certificates") as well as the interest rates and maturities of newly offered Certificates may be adjusted from time to time depending upon its need for funds.

                  INVESTMENT CONSIDERATIONS AND RISK FACTORS

    Prospective investors should consider the following matters:
    Subordination. Payments of principal and interest on the Certificates are subordinated to all present and future indebtedness of Horrigan American, Inc. (including indebtedness of others which it has guaranteed) for borrowed money or on account of capitalized leases or the deferred purchase price of property or reimbursement obligations under letters of credit ("Senior Debt"). Senior debt was $96,495,000 as of January 31, 1994. The indenture under which the Certificates are issued does not limit the amount of additional Senior Debt that the Company may incur. Further, no subsidiary of Horrigan American, Inc. is liable on the Certificates. Thus, on any insolvency or liquidation of Horrigan American, Inc. and its subsidiaries, assets of subsidiaries would be available to pay the holders of the Certificates only after creditors of subsidiaries had been paid, including creditors whose claims do not constitute Senior Debt as defined. Substantially all the Company's business activities are conducted, and substantially all its assets are held, by subsidiaries. The Certificates rank equally with indebtedness represented by past and future issues of subordinated investment certificates. (See "Description of Subordinated Investment Certificates" and "Capitalization.")
    Certificates Not Insured. The Certificates are not insured or guaranteed by any governmental agency or other entity. In this respect the Certificates represent a greater degree of risk than an insured deposit in a bank or other financial institution.
    No Trading Market. It is not expected that there will be a trading market for the Certificates. Except in the case of the Passbook Series (which are redeemable on demand but not transferable), this may adversely affect a purchaser's ability to liquidate his investment before his Certificate matures or becomes redeemable.
    Redemption. The Company may in its discretion, at any time, without premium or penalty, redeem Certificates of one series without redeeming Certificates of any other series and may redeem Certificates bearing one rate of interest without redeeming Certificates of the same series bearing a different rate of interest. Thus, holders of Certificates bearing relatively higher rates of interest could lose the benefit of those higher rates if the Company elected to redeem those Certificates. The Company has never used this redemption provision in the past to eliminate higher-rate Certificates. There can be no assurances, however, that it would not do so in the future.
    Economic conditions. Economic factors beyond the Company's control, such as the general state of the economy, credit availability, rate of business failures, commercial real estate vacancy rates, prevailing interest rates, and changes in federal, state, and local tax laws could adversely affect the Company's business by making funds less available and more expensive to borrow and more difficult for the Company to collect its contractual lease, rental, and finance payments resulting in potentially greater credit losses. The payment of principal and interest to the Subordinated Certificate holders will be dependent upon the Company's success in collecting payments, rentals, and equipment residual values, and in selling commercial real estate and limited partnership interests in commercial real estate, all of which, in turn, depend partially on the state of the economy.
    Risks of the real estate business. There has been a general downturn in the commercial real estate market during the last few years. This can be expected to adversely affect not only the prices at which the Company will be able to rent its properties to tenants, but also its ability to sell or refinance its properties and the prices it can expect to obtain on sale. In 1992, in recognition of these facts, the Company wrote down the book value of its real estate assets by $4,302,000 and incurred a related after-tax, non-cash charge to earnings of $2,773,000. As of December 31, 1993, the Company reduced the book value of its real estate assets by an additional $488,000 and incurred a related after-tax, non-cash charge to earnings of $322,000. See "Business -- Real Estate."

                              PROSPECTUS SUMMARY

    The following questions and answers will identify and answer some of the more common questions which have been asked by the investing public over the years. The information in this summary is qualified in its entirety by reference to the more complete information included elsewhere in this prospectus, which should be read prior to making any investment decision.

Who is Horrigan American, Inc.?
    Horrigan American, Inc., a holding company, is the successor Pennsylvania corporation to a business started in 1927 and conducts business through the following operating companies and divisions: American Equipment Leasing Co., Inc.; AEL Leasing Co., Inc.; American Legal Funding, Information Systems Funding Group and American Reli Financial (all divisions of AEL Leasing Co., Inc.); American Commercial Credit Corp.; American Real Estate Investment and Development Co.; and The Business Outlet, Inc. The Company's business is principally divided into commercial equipment leasing, commercial financing, furniture and equipment sales and real estate investment, management and leasing. (See "Business -- General Nature of Business.")

How is Horrigan American, Inc. directed and managed?
    Corporate direction, values, and goals are established by a nine-person board of directors, including four senior Company officers and five non-employee directors with a diversity of backgrounds in accounting, law, corporate management, and investment. Day-to-day Company activities are directed and managed by a staff of approximately 98 people including highly trained and experienced professionals in the fields of corporate management and funding, commercial equipment leasing and financing, real estate, furniture and equipment sales, marketing, securities, accounting, law, information systems, communications, and human resource management.

Are the Certificates insured or guaranteed?
    The Certificates are not insured or guaranteed by any governmental agency or other entity. In this respect the Certificates represent a greater degree of risk than an insured deposit in a bank or other financial institution.

How does the Company use the funds from the sale of Subordinated Investment Certificates?
    Subordinated Investment Certificate funds provide the Company with working capital to finance its commercial leasing and commercial financing operations, to invest in real estate projects, to invest in furniture and equipment sales activities, to pay holders of Certificates which mature, to invest in marketable securities or other non-affiliated businesses, and/or reduce borrowing from financial institutions. (See "Use of Proceeds.")

Does the interest rate change?
    For the 1994 Series 8, A, B, and C Certificates, the interest rate established at time of purchase will remain fixed until the Subordinated Investment Certificate matures or is redeemed. The interest rate on all outstanding Passbook Series Certificates is subject to change on the first day of each month based upon current market conditions.

How can I find out what interest rates are currently being offered?
    The Company has established a "Hot Line" so that you can obtain current interest rate information by calling 610-375-7480 or contacting the Company through its Fax number 610-478-8122.

When is the interest paid?
    Semi-annually each June 1 and December 1. If a Certificate is purchased for $10,000 or more, or if you hold Passbook Series Certificates aggregating $10,000 or more, you may elect to have your interest paid quarterly or monthly.

What happens when my 1994 Series 8, A, B or C Subordinated Investment Certificate matures?
    When a 1994 Series 8, A, B or C Certificate matures, unless the holder or the Company otherwise elects, it will automatically "roll over" into a fixed rate subordinated investment certificate of the series then being offered with the same term as the maturing Certificate, but at the then current interest rate for newly issued certificates of that series. Similar provisions are expected to be included in future series of subordinated investment certificates. The Company will send the holder notice of the automatic roll-over and a copy of the then current prospectus for the new series of certificates, at least 15 days before maturity. The Company will also send the holder notice of the interest rate for the series of new certificates on approximately the first day of the month in which the holder's Certificate matures. The holder may elect not to roll over his Certificate by redeeming it at maturity or within ten days thereafter, in which case interest will be paid only to maturity. The Company may also elect not to roll over a Certificate by sending notice to that effect to the holder at least 15 days before the maturity date. (See "Description of Subordinated Investment Certificates -- The Fixed Rate Certificates -- Automatic Roll-Over.")

May I redeem my Subordinated Investment Certificate before maturity?
    All 1994 Series 8, A, B, and C Certificates are redeemable without penalty before maturity, upon the death of the holder or the co-holder, for a period of one year from the date of death, but are otherwise not redeemable before maturity.
    The Passbook Series Certificates are payable on demand, but no interest will be paid on a Passbook Series Certificate if it is redeemed by the holder before the eighth day after the date of issuance.

When may the Company redeem my Subordinated Investment Certificate?
    At any time, without premium or penalty. The Company may in its discretion redeem Certificates of one series without redeeming Certificates of any other series and may redeem Certificates bearing one rate of interest without redeeming Certificates of the same series bearing a different rate of interest.

What does "subordinated" mean?
    The term "subordinated" defines the relative positions of the Subordinated Investment Certificate holder and other creditors of the Company in the event of the Company's insolvency or liquidation. In the event of an insolvency or liquidation situation, holders of Certificates would receive payments of principal and interest only after the payment in full of all indebtedness of Horrigan American, Inc. (including indebtedness of others which it has guaranteed) for borrowed money or on account of capitalized leases or the deferred purchase price of property or reimbursement obligations under letters of credit. If any such indebtedness were not paid at maturity, or otherwise became in default, the Company would be prohibited from making payments of principal or interest on the Certificates until the indebtedness was paid or the default cured or waived.
    No subsidiary of Horrigan American, Inc. is liable on the Certificates. Thus, on any insolvency or liquidation of Horrigan American, Inc. and its subsidiaries, assets of subsidiaries would be available to pay the holders of the Certificates only after creditors of subsidiaries had been paid, including creditors whose claims do not constitute Senior Debt as defined. Substantially all the Company's business activities are conducted, and substantially all its assets are held, by subsidiaries.
    Certificate holders would be entitled to payment of principal and interest before any payment could be made to preferred or common stockholders, or holders of the Company's Junior Subordinated Debentures, as such. The Certificates offered hereby rank equally in priority with past and future series of the Company's Subordinated Investment Certificates. (See "Description of Subordinated Investment Certificates -- General -- Subordination.")

Are the Subordinated Investment Certificates subject to Pennsylvania personal property tax?
    No. The Certificates are subject to the Pennsylvania corporate loans tax, which the Company agrees to pay.

Do I pay any fees when purchasing these Subordinated Investment
Certificates?
    No. There are no broker's fees or commissions of any kind.

Whom do I contact if I have additional questions or wish to purchase?
    Use the "Hot Line," 610-375-7480, asking for M. Jane Miller, Assistant Vice President -- Investment Certificates, located at Berkshire Plaza, 517 Reading Avenue, West Reading, Pennsylvania; or John F. Horrigan, Jr., Chairman of the Board, Arthur A. Haberberger, President, John F. Horrigan, III, Vice President, Funds Management or Carol A. Lombardo, located at the Horrigan American Building, 6 Commerce Drive, Shillington, Pennsylvania, at 610-775-5199; or write to any of the above individuals at P.O. Box 13428, Reading, Pennsylvania 19612-3428.


                                CAPITALIZATION

    The consolidated capitalization of the Company as of January 31, 1994, is set forth below. No adjustment to give effect to the issuance of additional Subordinated Investment Certificates has been made because the offering is not the subject of a firm underwriting and it is not known how much of the Certificates will be sold. (See "Use of Proceeds.") The Certificates offered hereby are subordinated to the indebtedness reflected below under the captions "Unsecured Bank Debt", "Secured Bank Debt" and "Nonrecourse Debt". For information concerning the Company's long-term debt and its obligations under operating leases of real and personal property as of December 31, 1993, see notes I and N to the consolidated financial statements.

         (IN THOUSANDS)
         ---------
           UNSECURED BANK DEBT (1).............................    $ 73,050
           SECURED BANK DEBT (2)...............................       5,069
           NONRECOURSE DEBT (2)................................      18,376
           SUBORDINATED DEBT
             Subordinated Investment Certificates
               (4.0%-10.5%) (3)................................      28,844
             Junior Subordinated Debentures (9%) (maturing
              2002)............................................         103
                                                                     ------
                     TOTAL DEBT................................    $125,442
                                                                     ------

           STOCKHOLDERS' EQUITY
             Preferred Stock -- 8% noncumulative, nonvoting,
              par value $100 per share.
                 Authorized 20,000 shares; issued and
                 outstanding
                 1,952 shares..................................    $    195
             Common Stock -- par value $1 per share.
                 Authorized 10,000,000 shares; issued and
                 outstanding 3,111,766 shares..................       3,112
             Net unrealized holding gains for available-for-
               sale securities.................................       1,156
             Retained earnings.................................      23,824
                                                                     ------
                     TOTAL STOCKHOLDERS' EQUITY................    $ 28,287
                                                                     ------
                     TOTAL OF DEBT AND EQUITY..................    $153,729
                                                                     ======
    (1) Unsecured bank debt consists of borrowings under the following arrangements:
        A. As of January 31, 1994, $50,616,000 was outstanding under lines of
    credit                                                           totalling
    $87,100,000 with various banks and an industrial manufacturing company vendor (for whom the Company provides commercial leasing and financing services), under which the Company may make fixed-rate borrowings. Depending upon individual bank commitments, pricing is based upon the bank's prime/base interest rate, the 24 month to 36 month U.S. Treasury Note rates, or the bank's cost of funds as in effect during the period in which the bank borrowing occurs. The interest rate range for borrowings under these lines as of January 31, 1994 was 3.90% to 12.0%. Individual loans are drawn against these lines of credit which are intended to be matched to the terms of commercial equipment leases, commercial loans or other working assets originated and acquired by the Company during the period. Aggregate borrowings under these lines are limited to 90% of the net amount of qualifying commercial leasing and commercial financing receivables. Repayment of the loans is on a monthly basis which closely matches the repayment cycle of the financing receivable portfolio. No compensating balances or commitment fees are required for these lines of credit.
        B. As of January 31, 1994, $10,000,000 was outstanding under lines of credit totalling $21,500,000 with four banks, under which the Company may make fixed-rate short-term borrowings (1 day to 120 days) at negotiated interest rates. The interest rate range for borrowings under these lines of credit as of January 31, 1994 was 4.13% to 4.39%.
        C. The Company has a $5,000,000 floating interest rate line from one bank. There was nothing outstanding on this line of credit as of January 31, 1994. The interest rate is the prime rate or base interest rate, changing with prime rate or base rate changes.
        D. The Company has unsecured lines of credit of $20,000,000 with three banks. The Company has the option under these lines of credit to make short-term, or long-term fixed-rate loans at negotiated rates for periods of time up to 36 months. As of January 31, 1994, $12,067,000 in amortizing long-term loans were outstanding under these lines, payable in installments through December, 1995, with interest rates ranging from 5.37% to 7.45%.
        E. As of January 31, 1994, the Company has an amortizing term loan of $367,000, payable in installments through September, 1994, with an interest rate of 8.5%.
    (2) For more detailed information concerning secured bank debt and nonrecourse debt see note I to the consolidated financial statements.
    (3) For more detailed information concerning the various series of subordinated investment certificates, see notes H and I to the consolidated financial statements.
    As conditions of various bank loans, the Company has made certain agreements with respect to its capital structure and other matters, the most significant of which are described elsewhere in this prospectus. (See "Business -- Certain Financial Covenants.") As of January 31, 1994, $115,700 in principal amount of certain previous issues of subordinated investment certificates were payable on demand or subject to early redemption.
    Some of the loan agreements referred to above contain provisions creating an event of default thereunder if the Company defaults under other loan
agreements                 and                contain                covenants
which restrict certain actions by the Company. (See "Business -- Certain Financial Covenants.")

                               USE OF PROCEEDS

    The Company expects to use the proceeds of this offering for its general corporate purposes. Among the uses to which the proceeds will be applied are the financing of the Company's commercial leasing and lending operations, including possible expansion, potential bulk purchase of commercial leasing and/or loan portfolios, potential debt or equity investments in real estate projects, investments in furniture and equipment sales activities, potential diversification by the Company into other non-affiliated business activities, the payment of holders of earlier series of subordinated investment certificates as they mature or are redeemed, possible reduction of long- and short-term bank borrowings, and loans to and other investments in subsidiaries. The proceeds received from earlier similar offerings have been used primarily for these purposes. How much of the proceeds will be used for each of these various purposes will depend upon such factors as prevailing interest rates, economic conditions which affect opportunities for expansion and the willingness of holders to reinvest the proceeds of matured certificates in new Certificates.

    Pending application of proceeds of sales of the Certificates, the Company may temporarily invest such proceeds in short-term investments, such as certificates of deposit, commercial paper, government securities and money market funds. Additional short- or long-term financing will be required from time to time by the Company to carry on its business and will be effected at such times and through such means as the Company may deem appropriate.

                                   BUSINESS

GENERAL NATURE OF BUSINESS

    The Company's business is principally divided into three segments: commercial leasing and financing, investments in commercial real property leasing and rental projects, and furniture and equipment sales.

    The Company's assets primarily consist of: receivables from commercial borrowers; direct finance leases with commercial lessees; and interests in partnerships which own commercial real estate and rent it to others, generally under operating leases.

    As of December 31, 1993, approximately 79% of such assets were receivables which arose from commercial leasing and financing, and 21% was real property owned by the Company and leased or rented to others under operating leases.

COMMERCIAL LEASING AND COMMERCIAL FINANCING

    The Company conducts its commercial leasing and commercial lending operations, on a national basis, primarily from its corporate headquarters located in Reading, Pennsylvania. Additionally, the Company maintains offices in Crestview Hills, Kentucky (a suburb of Cincinnati, Ohio), and Deerfield, Illinois (a suburb of Chicago). Marketing personnel are also located in Pittsburgh, Pennsylvania; San Diego and Los Angeles, California; and Portland, Oregon.

    The Company conducts its leasing and lending activities in several ways. A portion of its business is generated with customized sales aid leasing programs for vendors of equipment. Direct customer solicitation programs (telemarketing, mail solicitations, and direct customer visits and referrals) focusing primarily on present and former lessees and commercial borrowers also generate business for the Company. Also, three affinity marketing divisions generate volume for the Company -- American Legal Funding which offers funding programs specifically designed for the legal profession; the Information Systems Funding Group which offers leasing and lending services for the use or ownership of mid-size computers and computer software to businesses; and American Reli Financial which provides leasing and lending services to general equipment rental centers. Additionally, the Company through its General Services Division provides equipment leases and asset-based loans to a broader range of customers not serviced by the three affinity marketing divisions.

    Sales aid leasing programs are programs wherein the Company provides full pay out or finance instruments (usually on a nonrecourse basis to the product seller) to assist sellers of commercial equipment in merchandising their products. The Company approves all contracts prior to authorizing purchase of the equipment under the sales aid leasing programs. No one program commitment is expected to exceed 15% of the Company's annual commercial leasing/lending volume.

    As of December 31, 1993, the Company held $99,000 in repossessed equipment and equipment returned to it at the conclusion of the lease terms (classified as other assets on the consolidated financial statements). Repossessed and returned equipment is initially recorded at no more than 70% of estimated fair value and is periodically written down until resold. (See "Furniture and Equipment Sales".)

    Acquisitions

    On June 1, 1993, the Company purchased all of the capital stock of Canyon Capital, Inc. ("Canyon"), whose principal business consisted of financing and leasing equipment. (See Note R to the consolidated financial statements.) The Company does not intend to operate the acquired business under the trade name Canyon and intends to liquidate the portfolio of leases and loans while soliciting certain lessees for additional new business.

    On January 31, 1992, the Company purchased substantially all the assets of Reli Financial Corp. ("Reli"), whose principal business consists of providing financing to the equipment rental industry. The Company continues to operate this acquired business (as well as the existing rental and financing business) under the trade name "American Reli Financial". Reli's pre-acquisition policies, procedures and systems have been evaluated, and integrated with the Company's management practices. Direct solicitation remains the focus activity of this division, and has increased the Company's market penetration through expanded direct marketing efforts and trade show participation.

    Direct Finance Leasing

    Finance leases, often referred to as full pay out or capital leases, are non-cancellable contracts, generally for a longer term than operating leases, under which the original equipment cost to the Company is generally less than the stream of periodic payments to be received from the lessee during the initial lease term.

    The Company's direct finance leases are those which meet one or more of the following four criteria: (a) the lease transfers ownership of the property to the lessee by the end of the lease term; (b) the lease gives the lessee an option to purchase the property at a price that is sufficiently lower than the expected fair value of the property at the time the option becomes exercisable such that its exercise appears, at the inception of the lease, to be reasonably assured; (c) the lease term is equal to 75% or more of the estimated economic life of the property; or (d) the present value of the minimum lease payments at the beginning of the lease term equals or exceeds
90% of   the fair value of the property.

    In the case of its direct finance leases, the Company retains title to the asset, yet the lessee generally bears the contractual risk of loss and the duty to maintain and insure the asset. The Company's principal exposure on a direct finance lease is the lessee's ability to make payments (i.e., the credit risk); therefore, only after the Company is satisfied of the lessee's credit worthiness and of its ability to make future lease payments, and upon receipt of an executed lease, does the Company issue a purchase order to a manufacturer or vendor for the equipment. Generally, the lessee pays the Company, over the non-cancellable term of the lease, an amount equal to the purchase price of the leased equipment, less its estimated unguaranteed residual value, if any, at the end of the lease term, plus a gross profit. The lessee generally has the option at the conclusion of the term of the lease to either (1) renew the lease; (2) purchase the equipment at its then market value or for a predetermined amount; or (3) return the equipment to the Company. The Company records a direct finance lease on its books as a receivable. The terms of direct finance leases vary in length with the size of the lease and the estimated useful life of the leased property and generally range from 12 to 60 months. The median original term of the Company's direct finance leases is approximately 33 months.

    Direct finance leases are originated through dealer sales organizations, or directly with the lessee. Approximately 35 marketing representatives and support staff present the Company's leasing programs to dealer/vendors (thereby providing their customers the alternative of lease financing when acquiring various types of equipment), and/or engage in direct solicitation programs focusing on present and former lessees and also potential new lessees, generally through telemarketing and direct mail solicitation. Because the Company generally purchases equipment from dealers on a nonrecourse basis, the leasing transaction provides a sale for the dealer/vendor of the product. Frequently, former or existing lessees request to lease additional equipment from the Company. Upon re-examination and approval of the credit risk (including the lessee's credit, capacity to pay, and nature of the leased property) the Company makes a decision to purchase equipment for lease to the direct lessee.

    As of year-end 1993, the Company owned and serviced 6,390 direct finance lease contracts. No individual lessee had direct finance leases accounting for more than 2.3% of the total finance lease contracts outstanding as of December 31, 1993. (See note C to the consolidated financial statements for concentration of credit risk related to finance receivables.) Direct finance lease contracts (direct finance leasing receivables plus residual valuation less unearned income) totalled $92,532,000 as of December 31, 1993.

    Commercial Financing

    The Company engages in commercial financing transactions with various commercial customers. Commercial loans are generally secured by inventory, receivables, equipment, or real estate. Installment loan agreements under which a seller of commercial equipment enters into an installment sale of equipment to a buyer are discounted by and assigned to the Company. Criteria to qualify for commercial loans include credit worthiness, ability to make future payments, and the quality of collateral used to secure the loans. As of December 31, 1993, the Company had 2,102 commercial loans totalling $35,050,000.

    As of December 31, 1993, the Company held $732,000 in real estate from foreclosures on two commercial loans. The real estate is recorded at estimated fair value (net of disposal costs) and is included in other assets on the consolidated financial statements.

REAL ESTATE

    The Company, through American Real Estate Investment and Development Co., a wholly-owned subsidiary, is in the business of making and managing investments in commercial real property for itself and on behalf of third party investors. This activity principally involves the formation and management of investment partnerships, asset management, and related advisory and funding activities. The Company's portfolio was acquired through sale/ leaseback transactions, where existing buildings are purchased and leased back to the seller; build-to-suit projects, where buildings are constructed for lease to a specific tenant; or through the acquisition of specific properties from third parties. In some instances, properties are acquired in joint venture with other investors or management companies. Presently the Company subcontracts all day-to-day asset management responsibilities to third parties with whom the Company works closely.

    The emphasis the Company places on the activities of buying, managing and/ or selling properties tends to vary from time to time in concert with the markets and the Company's objectives. Since 1991, the Company has primarily focused on managing and refinancing its properties. Purchases of real estate assets are likely to be considered in 1994 as certain market conditions have improved since the Company ceased acquisition activity at the end of 1991. The Company also is considering the sale of certain individual assets and groups of assets, as it does from time to time. It is likely that certain property sales will be consumated in 1994 based on present marketing activity.

    The forty-one properties owned and managed as of December 31, 1993 are classified as follows: eighteen are office buildings, twelve are industrial buildings, three are limited service hotels, five are various retail centers, and three are various other commercial properties. Ten of the properties are multi-tenant, excluding the hotels. In these projects, assistance in leasing and other onsite management activities is provided either by co-managing partners local to the project or through third party management companies (or both). The Company is general partner in Hampton Inn hotels in Flint, Michigan, Reading, Pennsylvania, and Allentown, Pennsylvania, and provides hotel management services through American Hotel Management, Inc., a subsidiary of the Company.

    The Company has in a select few instances made operating loans to individuals or corporate entities in connection with its real estate investment activities. These loans are included in the "Commercial Financing" section.

    Write-down

    The Company's commercial real estate continues to be affected by the general decline in real estate industry values and poor liquidity. Certain conditions improved in 1993, somewhat mitigating these value declines.

    Generally accepted accounting principles which govern the Company's reporting of its carrying value of assets do not permit the Company to increase the reported book value (original cost less accumulated depreciation) of properties which increase in fair value. However, properties that are believed to have experienced material decreases below book value, of a permanent nature, must be written down by the Company in the current reporting period at the time of such determination. As of June 30, 1992, eleven properties were believed to have had an estimated current fair value materially below book value. The Company, in order to reflect this value degradation, incurred a charge to earnings, net of deferred taxes and net of losses allocable to minority interests, of $2,773,000 and reduced its share of reported book value in real estate assets by $4,302,000, to $33,836,000. As of December 31, 1993, the Company incurred an additional charge to earnings, net of deferred taxes, of $322,000, and reduced its share of reported book value in real estate assets by $488,000 to $31,419,000.

    Management used the best information reasonably available to develop its estimates of market value and in the case of any substantial devaluations, the Company has secured appraisals performed by third party appraisers as a basis for establishing current value. The third party appraisals substantially corroborated management's estimates of value. Future changes to these estimates may be necessary if conditions differ substantially from the assumptions used in developing these valuations.

    Investment in Real Estate Partnerships

    The following table is a summary of the Company's total investment in and operating results from consolidated and unconsolidated real estate partnerships based on the Company's specific ownership percentages. (See "Write-down.")

(IN THOUSANDS)
- ------------------------------------------------------------------------------
                                                        INCOME
                                                     BEFORE TAXES                   NONCASH EXPENSES INCLUDED         GAIN ON
  YEAR         INVESTMENT IN REAL                  FROM REAL ESTATE                         IN INCOME                 SALE OF
 ENDED         ESTATE PARTNERSHIPS                   PARTNERSHIPS                          BEFORE TAXES             PARTNERSHIP
 12/31      CONSOLIDATED     INVESTEE    CONSOLIDATED     INVESTEE     TOTAL       WRITE-DOWN      DEPRECIATION      INTERESTS
- ---------------------------------------------------------------------------------------------------------------------------------
  1993         $9,441          $(8)        $   380         $ (39)     $  341         $  488           $1,146            $ --
  1992          4,684            66         (3,209)         (229)      (3,438)        4,302            1,216               1
  1991          7,496           978            111           (96)          15           --             1,081             547
  1990          6,941           468             86          (199)        (113)          --               908              --
  1989          2,315           774           (216)         (131)        (347)          --               755             301


    Investment in real estate partnerships increased in 1993 primarily due to the conversion of debt owed by the partnerships to the Company into capital, capital contributions by the Company as part of the restructuring of one partnership, and the purchase of limited partnership interests previously held by third parties.

    Investment in real estate partnerships decreased substantially in 1992 due to the write-down of property values (see "Write-down,"). Excluding the write-down, investment levels in 1992 increased $578,000 from 1991. Substantially all of the increase resulted from the purchase of limited partnership interests in investee partnerships previously held by third parties.

    Continuing the trend begun in 1991, the Company refrained from the making of investments in property acquisitions. From 1989 through 1990, investment in real estate partnerships expanded due to property acquisitions. The Company has not sold a material amount of properties since its inception. It is likely in the near future that property sales will represent a more significant part of the Company's real estate business.

    Income before taxes from real estate partnerships is the aggregate of the Company's proportionate share of such income from all partnerships in which the Company has ownership interests. This income measure includes both income or loss from operations (i.e., rental income less operating expenses, interest charges, and depreciation), and income or loss from the sale of properties owned by the partnerships. Income before taxes in 1993 and 1992 was negatively impacted by the write-downs described above. Excluding the write-down in 1993, income before taxes was $829,000. Excluding the write-down of $4,302,000 (including an adjustment for $198,000 of losses attributable to minority interests), income before taxes from real estate partnerships in 1992 was $666,000, an improvement from 1991. While a continuation of the positive trend since 1989, the improvement in 1993 and 1992 was substantially attributable to lower interest costs rather than an improvement in the operation of the Company's real estate. In general, this profitability from operations is expected to be negatively affected in future periods as leases expire and reset to prices reflecting the lower rents prevailing in many of the markets in which the Company owns real estate. Vacancy can also impact this income measure, although the Company did not experience significant fluctuations in income due to vacancy in 1993.

    As is indicated in the above table, in 1993 and 1992 the Company generated only a nominal gain on sale of partnership interests as no meaningful sales activity was conducted. This inactivity was due primarily to poor market conditions resulting from general investor uncertainty over values and concerns over real estate's relative illiquidity. The Company's activities in earlier years had consisted of sales involving one to three partnerships. The Company considers sales based on (i) the Company's need for additional liquidity (ii) the extent to which the Company has access to the market for limited partnership capital, and (iii) the attractiveness of the Company's partnership interests as a vehicle for resale to limited partner investors.

    The extent of gain on sale of partnership interests is dependent on a number of factors: the selling price (which is dependent on the yields necessary to attract investors as compared with the yields generated by the partnership), selling costs, and the book value of the interests being sold, against which gain is measured. The book value of a given interest is dependent in part on depreciation charges previously taken, which in turn is a function of the length of time the interest has been held prior to sale, and other factors. Because of the interaction of these various factors, the Company's gain on sale of partnership interests has not shown any consistent pattern over the last five years. Because of current economic conditions, the Company does not expect to recognize significant gains from the sale of partnership interests in the near term.


    Real Estate Financing and Contingencies

    The Company has commercial loans outstanding to, and has guaranteed portions of the debt of, nine unconsolidated real estate partnerships (See notes E and O to the consolidated financial statements): The Company's ownership interest in these partnerships range from 10% to 58.2% in 1993 and 1992. As of December 31, 1993 and 1992, commercial loans outstanding to these partnerships totalled $2,412,000 and $1,408,000, respectively, and the guaranteed portions of the debt of these partnerships were $2,400,000 and $2,675,000, respectively.

FURNITURE AND EQUIPMENT SALES

    The Company, through The Business Outlet, Inc., a wholly-owned subsidiary located in a 36,000 square foot showroom/warehouse in West Reading, Pennsylvania, is in the business of selling new, remanufactured and used office furniture and equipment to the retail and wholesale market place from the West Reading location and through several company sales representatives located throughout central and southeastern Pennsylvania. Also, The Business Outlet, Inc. services the computers, fax machines and copier equipment which it sells.

    The Company expects to expand this segment of its business by (i) becoming a franchised distributor for certain lines of new office furniture; (ii) expanding the sale of used, remanufactured and reconditioned case goods (file cabinets, desks, shelves, etc.), seating, computer furniture, system furniture (cubicles and panels) and new and reconditioned computers, fax machines and copiers; and (iii) possibly opening additional showroom/warehouse locations de novo or by acquisition.

    The Company generated gross revenues from the furniture and equipment sales segment of its business of $1,858,000 in 1993, $1,130,000 in 1992, $281,000 in 1991, $317,000 in 1990 and $184,000 in 1989.

    Additionally, The Business Outlet, Inc. continues to provide asset related services to the commercial leasing and commercial financing segments of the Company, including: purchase options and personal property tax collections, equipment appraisals, repossession services, and sales of off-lease and repossessed equipment. (See "Business -- Commercial Leasing and Commercial Financing".)

COMPETITION

    The Company's business is highly competitive. A great number of financial institutions and others are engaged in the same lines of business as the Company, ranging from small enterprises to national corporations, many of which are substantially larger and have access to greater resources than the Company. The Company's competitors include foreign and domestic commercial and savings banks; investment banks; national and regional leasing companies; manufacturer-related, vendor-affiliated and bank-related leasing companies; diversified financial service companies, insurance companies, other credit grantors, other real estate investment companies and other sellers of new, used and remanufactured office furniture and equipment.

    Based upon information published in the American Banker, the Company ranked as the 62nd largest among all finance companies in the United States as of December 31, 1992, as measured by size of capital funds, which consist of capital, surplus, retained earnings and non-current subordinated debt. Finance companies in the American Banker survey include consumer and commercial finance and equipment leasing companies, but exclude banks and thrifts.

    Among various types of commercial lenders and lessors, competition relates to such matters as the size and length of contracts, the interest or rental rate and other types of finance and service charges, and the nature of the asset residual risk which the lender or lessor is willing to assume.

    In addition, equipment leasing companies and commercial finance companies compete with other leasing companies and commercial finance companies on the basis of name recognition, reputation for satisfactory customer service, and retention of customers through acquisition of repeat business.

LITIGATION

    The Company is party (plaintiff or defendant) to certain legal actions. While any litigation has an element of uncertainty, management, after reviewing these actions with legal counsel, is of the opinion that the liability, if any, resulting from these actions will not have a material effect on the financial condition or results of operations of the Company.

PROPERTY

    The Company owns (through a consolidated real estate partnership) the Horrigan American, Inc. headquarters building in Flying Hills, Reading, Pennsylvania, which also houses the AEL Leasing Co., Inc. corporate staff and most of the commercial leasing and lending staff of this subsidiary, and other tenants. This office space is suitable and adequate for the Company's office staff and supporting computer operations, which principally utilize telephone, fax, and computer equipment. The Company also owns (through two consolidated real estate partnerships) the building in which The Business Outlet, Inc. showroom/warehouse in West Reading, Pennsylvania is located and the building in which The Business Outlet, Inc. leases warehouse space in Fleetwood, Pennsylvania. The Company has space available in these facilities, which should adequately cover its growth requirements.

    The Company leases its commercial leasing/lending offices in Deerfield, Illinois (a suburb of Chicago), and Crestview Hills, Kentucky (a suburb of Cincinnati, Ohio). The American Real Estate Investment and Development Co. corporate staff is also located in the Deerfield, Illinois office. Rental expense for the year 1993 for the Company's leased offices was $77,000. These leases expire at various times through March, 1996. (See note N to the consolidated financial statements.) The Company believes that alternative office space is available in all areas.

EMPLOYEES

    As of December 31, 1993, the Company had 92 full-time and 6 part-time employees. The Company encourages its employees to participate in college and other professionally-sponsored programs to further their knowledge and professional expertise. Effective January 1, 1994, the Company has a 401(k) plan covering substantially all employees who qualify as to age and length of service. This plan will continue with a profit sharing component. Previously, the Company had two defined contribution profit sharing plans. The Company provides health, life, and disability insurance protection; educational assistance; supplemental health care expense reimbursement; and other standard employee benefits during, but not after, employment with the Company.

CERTAIN FINANCIAL COVENANTS

    In connection with various bank loans, AEL Leasing Co., Inc. and American Commercial Credit Corp., as well as American Equipment Leasing Co., Inc. (a wholly-owned subsidiary of Horrigan American, Inc. that owns all the stock of those two subsidiaries), have made certain agreements with respect to its capital structure and other matters, the most significant of which are described below.

        (i) American Equipment Leasing Co., Inc. and its subsidiaries, AEL Leasing Co., Inc. and American Commercial Credit Corp., on a consolidated basis, must maintain (a) a minimum cash flow ratio of receipts to disbursements, as specifically defined, of 1 to 1, (b) a ratio of debt to tangible net worth not in excess of 7 to 1, and (c) a minimum tangible net worth of $21,000,000. As of December 31, 1993, the cash flow ratio of receipts to disbursements was 1.25 to 1.00, the ratio of debt to tangible net worth was 3.43 to 1.00, and tangible net worth totalled $28,751,000.

            (ii) AEL Leasing Co., Inc. and American Commercial Credit Corp., on a separate company basis, must maintain a ratio of debt to tangible net worth not in excess of 7 to 1. As of December 31, 1993, the ratio of debt to tangible net worth was 2.84 to 1.00 in AEL Leasing Co., Inc. and 4.59 to 1.00 in American Commercial Credit Corp.

FINANCIAL INFORMATION RELATING TO INDUSTRY SEGMENTS

    See note M to the consolidated financial statements for information relating to the Company's total revenues, operating profit, and identifiable assets by industry segments.

AVERAGE INTEREST RATES

    The following table sets forth information regarding weighted average interest rates on the Company's borrowed funds during the periods indicated.
- ------------------------------------------------------------------------------
                                            YEAR ENDED DECEMBER 31,
                                   -------------------------------------------
                                    1993     1992     1991     1990     1989
- ------------------------------------------------------------------------------
Short-term borrowings.........      4.42%    5.31%    7.27%    9.28%   10.19%
Long-term borrowings..........      7.56%    8.85%   10.06%   10.43%   10.17%
Total borrowings..............      7.24%    8.57%    9.77%   10.24%   10.17%

DESCRIPTION OF LEASING AND FINANCING ACTIVITIES

    The following table contains information concerning the volume of the Company's activities for the periods indicated.

- --------------------------------------------------------------------------------------------------------------------------
                                                                    AT AND FOR YEAR ENDED DECEMBER 31,
                                                --------------------------------------------------------------------------
                                                          1993           1992           1991           1990           1989
- --------------------------------------------------------------------------------------------------------------------------
COMMERCIAL LEASING AND FINANCING
Total Number of Leases and Loans Made..........          2,956          3,090          4,124          5,764          6,992
Total Volume of Leases and Loans Made..........   $106,997,984    $91,364,104    $80,954,067    $95,498,633   $105,765,673
Average Balance Per Lease and Loan Made........        $36,197        $29,568        $19,630        $16,568        $15,127
Number of Leases and Loans Outstanding.........          8,492         10,488         13,942         16,917         18,166
Total of Lease and Loan Receivables............   $144,313,000   $127,880,000   $131,267,000   $149,302,000   $154,808,000
Average Balance Per Lease and Loan
  Outstanding..................................        $16,994        $12,193         $9,415         $8,826         $8,522

REAL ESTATE OPERATING LEASES
Total Number of Operating Leases Made..........             --             --              1              8              6
Total Volume of Operating Leases Made..........    $        --    $        --     $3,166,000    $18,824,000    $10,618,000
Average Balance Per Operating Lease Made.......    $        --    $        --     $3,166,000     $2,353,000     $1,769,667
Number of Operating Leases Outstanding.........             28             30             29             28             21
Total Book Value (net of depreciation) of
   Property Held Subject to Operating Leases...    $31,419,000    $34,687,000    $37,483,000    $35,284,000    $18,733,137
Average Balance Per Operating Lease
  Outstanding..................................     $1,122,107     $1,156,233     $1,292,517     $1,260,143       $892,054


    The volume of leases and loans made represents the total gross assets generated by the Company's own sales staff and by the acquisition of leases and/or loans from third parties. The Company is generally active in both of these areas, but emphasizes principally its own sales staff.

    In 1993 and 1992, gross volume included $22,410,000 and $19,866,000, respectively, in leases and loan balances purchased in connection with certain acquisitions. (See "Business -- Commercial

Leasing and Commercial Financing -- Acquisitions.") In addition, a portfolio of finance receivables totalling $4,988,000 was purchased in 1993. Excluding the effect of these acquisitions, the Company has generated an increase in volume of new leases and loans in 1993 compared to 1992. This increase is attributable to a healthier economy, and improved marketing and sales efforts. The decrease in volume prior to 1993 was due to several factors: (i) competition, as many financial sources have developed the capacity to offer financial products directly or indirectly competitive to the Company's business; (ii) the recession, during which time capital spending slowed; (iii) tightening credit standards, particularly affecting 1991 and 1992; and (iv) the narrowing of the Company's marketing and sales efforts to include fewer industry, customer, and equipment types.

    The trend toward larger per unit leases and loans (as reflected in the annual increases since 1988 in the average balance of loans and leases made and outstanding) is expected to continue and is consistent with Company strategy. Larger balances provide the Company with certain operational efficiencies in both originating and servicing the lease and loan portfolio.

    Real estate operating leases represent newly acquired properties subject to operating leases. As discussed above (see "Business -- Real Estate -- Investment in Real Estate Partnerships"), no properties were acquired in 1993 and 1992 due to the Company's interest in preserving capital flexibility and concerns over value declines and liquidity. The Company may consider acquiring additional properties in 1994 since certain market conditions have improved.

    As the table indicates, the average price of property acquisitions increased steadily since 1988, consistent with the Company's strategy. It was determined that larger assets enable the Company to attract higher quality asset management services, a broader availability of mortgage financing, and various operating efficiencies.

DELINQUENCY

    A commercial lease or commercial finance receivable is considered delinquent whenever the full amount of a contractually required payment is not made within 60 days after its due date, unless a mutually agreed-upon extension/interest payment, accompanied by a full contractual payment, has been received. Extension/interest payments on commercial leases and commercial finance accounts are generally restricted to two per year. Delinquent accounts do not include receivables classified as non-performing (see "Non-performing Assets") below.

    The table which follows sets forth the Company's monthly average dollar amounts and percentages delinquent for the twelve months of each year. Classifications are in accordance with present contract terms.

(IN THOUSANDS)
- ---------------------------------------------------------------------------------------------------------------------------
                               61 TO 90            OVER                                 61 TO 90        OVER
                                 DAYS            90 DAYS                                  DAYS         90 DAYS
YEAR                           PAST DUE          PAST DUE         TOTAL                 PAST DUE      PAST DUE      TOTAL
- ----------------------------------------------------------------------------------------------------------------------------
COMMERCIAL LEASING AND FINANCING
                                   TOTAL UNPAID AVERAGE GROSS BALANCES                    % OF AVERAGE GROSS RECEIVABLES
                            --------------------------------------------------         -------------------------------------
1993.....................       $1,175             718           $1,893                  0.85%          0.52%       1.37%
1992.....................       $1,657           1,282           $2,939                  1.17%          0.91%       2.08%
1991.....................       $1,997           1,378           $3,375                  1.40%          0.97%       2.37%
1990.....................       $1,340           1,018           $2,358                  0.85%          0.64%       1.49%
1989.....................       $1,277           1,019           $2,296                  0.80%          0.64%       1.44%

    During 1993, delinquency as a percentage of gross receivables decreased to 1.37% from 2.08%. This decrease is reflective of several factors, principally:
(i) an improving economy; (ii) tighter underwriting standards for new leases and loans; and (iii) more effective servicing and collection efforts given the narrower market focus of the Company's sales efforts.

NON-PERFORMING ASSETS

    Non-performing assets include the following four asset classifications: receivables over ninety days contractually delinquent, receivables pending settlement, receivables restructured, and inventory.

    Receivables over 90 days past due include the total of all commercial lease and commercial finance net receivable balances, which are contractually delinquent by more than ninety days.

    Receivables pending settlement are net receivables which are (i) the subject of disputes with lessees that senior management believes will be resolved within a reasonable time, and in which the credit of the obligor is deemed sound, (ii) subject to some form of legal proceeding, either litigation initiated by the Company to compel a borrower to honor the terms of the lease or loan, or proceedings extending from a bankruptcy prior to formal affirmation or rejection of the receivable, (iii) subject to a repossession, or (iv) subject to an insurance claim in which the Company is the loss payee.

    Receivables restructured include (1) net receivables that are subject to a concession of original contractual principal and/or interest and which (i) the Company has formally settled litigation and payments have recommenced, (ii) the borrower in bankruptcy has reaffirmed the debt to the Company and payments have recommenced, or (iii) the Company has renegotiated the terms of the lease or loan; and (2) net receivables which the Company has determined that a reasonable doubt exists as to the collectibility of additional income. Generally the Company applies payments to principal only. (See Note C to the consolidated financial statements.)

    Inventory is comprised of various repossessions made by the Company, equipment returned at the expiration of various leases and real estate owned. Repossessed inventory is initially recorded at 70% of its estimated wholesale value, and returned inventory is recorded at the lower of residual value or estimated fair value.

    The following table contains information on each of the four asset classifications of non-performing assets, and measures the total non-performing assets as a percent of working assets (total net investment plus the allowance for possible lease and loan losses) and inventory.

(IN THOUSANDS)
- -----------------------------------------------------------------------------------------------------------------------------
                                        NON-PERFORMING ASSETS                                                 NON-PEFORMING
            -----------------------------------------------------------------------------       WORKING        ASSETS AS A
  YEAR        RECEIVABLES       RECEIVABLES                                                   ASSETS AND       % OF WORKING
 ENDED       OVER 90 DAYS         PENDING         RECEIVABLES                                  INVENTORY        ASSETS AND
 12/31         PAST DUE         SETTLEMENT       RESTRUCTURED       INVENTORY      TOTAL      (AT 12/31)        INVENTORY
- ------------------------------------------------------------------------------------------------------------------------------

COMMERCIAL LEASING AND FINANCING
  1993          $  498               392               126              831       $1,847       $128,413           1.44%
  1992          $  530               651               715            1,195       $3,091       $113,793           2.72%
  1991          $1,322               833               891              174       $3,220       $114,325           2.82%
  1990          $  988               814             1,111              502       $3,415       $128,886           2.65%
  1989          $  650             1,014             1,038              454       $3,156       $132,236           2.39%


    Total non-performing assets declined at December 31, 1993, reflecting the influence of more stringent underwriting standards adopted by the Company in 1992, and the aggressive charge-off philosophy implemented during the same year.

ALLOWANCE FOR POSSIBLE LEASE AND LOAN LOSSES

    The Company maintains an allowance for possible lease and loan losses based on a periodic evaluation of the finance receivable portfolio. This allowance reflects an amount that in management's opinion is adequate to absorb known and inherent losses in the portfolio. Management considers a variety of factors when evaluating the allowance, recognizing that an inherent risk of loss always exists in the lending process. Consideration is given to the impact of current economic conditions, diversification of the loan portfolio, historical loss experience, results of loan reviews, borrowers' financial and managerial strengths, the adequacy of underlying collateral and other relevant factors. While management uses the best available information to make such evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluation. The provision for possible lease and loan losses is charged to operating expense. Lease and loan losses are charged directly against the allowance, and recoveries on previously charged-off leases and loans are added to the allowance.

    The Company allocates a portion of the allowance in anticipation of future lease and loan losses on certain individually significant accounts whenever there is a possible event of default by (a) one or more lessees because of a vendor problem or (b) an individual lessee with one or more leases with a combined principal balance in excess of $125,000. As of December 31, 1993, $290,000 of the allowance was allocated for this purpose.

    The following table contains information concerning the provision for possible lease and loan losses, the Company's loss experience, and the allowance for possible lease and loan losses.

(IN THOUSANDS)
- ---------------------------------------------------------------------------------------------------------------------------
           PROVISION                                                                ALLOWANCE         GROSS
              FOR                                                                 FOR POSSIBLE      INVESTMENT     ALLOWANCE
 YEAR       POSSIBLE               NET LOSS EXPERIENCE                           LEASE AND LOAN         IN            AS A
 ENDED     LEASE AND     ----------------------------------------    ACQUIRED        LOSSES        RECEIVABLES     % OF GROSS
 12/31    LOAN LOSSES    CHARGE-OFFS    RECOVERIES    NET LOSSES    ALLOWANCE      (AT 12/31)       (AT 12/31)    RECEIVABLES
- ------------------------------------------------------------------------------------------------------------------------------

COMMERCIAL LEASING AND FINANCING
 1993        $1,573        (2,736)         1,136        (1,600)       852(A)         $5,438          $144,313        3.77%
 1992        $2,190        (3,205)         1,178        (2,027)       240(A)         $4,613          $127,880        3.61%
 1991        $4,580        (5,033)         1,095        (3,938)       225(A)         $4,210          $131,267        3.21%
 1990        $3,977        (4,056)           496        (3,560)         --           $3,343          $149,302        2.24%
 1989        $2,884        (3,801)           797        (3,004)         --           $2,926          $154,808        1.89%

(A) The balance of the allowance for possible lease and loan losses increased as a result of the acquisition of portfolios of finance receivables.

    The allowance has increased in each of the years shown, as net losses also increased, except in 1993 and 1992 when the allowance increased despite a decrease in net losses. While the Company's new business efforts involve a general shift to higher balance accounts with somewhat higher credit quality
- -- and therefore the potential for reduced losses and provision for losses over time -- the Company determined that no reduction in the allowance was appropriate at this time, given the potential for larger individual losses, industry and/or equipment concentrations which may result from these changes, and the loss exposure associated with the remaining balance of acquired finance receivables.

                           SELECTED FINANCIAL DATA
                   HORRIGAN AMERICAN, INC. AND SUBSIDIARIES

                                                                            YEAR ENDED DECEMBER 31,
                                                    ------------------------------------------------------------------------
                                                            1993           1992           1991           1990           1989
                                                             ---            ---            ---            ---            ---
                                                                  (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)
Total revenues...................................       $ 25,657       $ 23,096       $ 29,335       $ 29,684       $ 29,842
Earnings (loss) from continuing operations (note
   3)............................................       $  3,047       $   (413)      $  1,382       $  1,218       $  2,602
Total assets.....................................       $164,953       $153,263       $158,787       $173,529       $181,139
Long-term debt...................................       $113,315       $112,465       $116,445       $121,479       $123,123
Per common share (note 1)
  Earnings (loss) from continuing operations.....       $    .92      $    (.13)      $    .41       $    .36       $    .78
  Cash dividends declared........................       $    .14       $    .08       $   .086       $   .166       $   .128
Weighted average shares outstanding (note 1).....      3,278,159      3,310,584      3,328,109      3,361,468      3,367,106
Ratio of earnings to fixed charges (note 2)......           1.54             --           1.17           1.14           1.31


              See accompanying notes to selected financial data.

                   HORRIGAN AMERICAN, INC. AND SUBSIDIARIES
                       NOTES TO SELECTED FINANCIAL DATA

1. Per Share Amounts Earnings from continuing operations per common share were computed using weighted average shares and dilutive stock options outstanding during each year after giving retroactive effect to the four-for-three stock split in 1989 and after deducting preferred dividend requirements from net earnings, and the purchase of treasury stock in 1993, 1992, 1991 and 1990. Earnings per common share assuming full dilution were not reported because dilution arising from the stock options is less than three percent.

2. Ratio of Earnings to Fixed Charges The ratio of earnings to fixed charges has been computed by dividing earnings and fixed charges by the fixed charges. Earnings for this purpose includes earnings from continuing operations plus income taxes less equity in undistributed earnings of unconsolidated affiliates. Fixed charges are considered to consist of interest expense attributable to continuing operations and the portion of rentals deemed representative of the interest factor. The ratio of earnings to fixed charges is not expected to change by more than 10% as a result of this offering. The Company guaranteed $2,400,000 of debt of unconsolidated real estate partnerships as of December 31, 1993. The amount of fixed charges associated with this guaranteed debt was $223,000 for 1993. The computation of the ratio of earnings to fixed charges does not include the fixed charges associated with the guaranteed debt because the Company has not been required to honor the guarantees nor is it probable that the Company will be required to honor the guarantees. In 1992, earnings from continuing operations were inadequate to cover fixed charges by $269,000. However, the ratio of earnings to fixed charges is not intended to disclose cash flow from operations. In addition to the normal noncash expenses, such as depreciation and provision for possible lease and loan losses, the provision for write-down of real estate negatively affects the ratio for 1992. The ratio of earnings to fixed charges would be 1.35 if the provision for write-down of real estate were excluded.

3. Earnings (Loss) from Continuing Operations In 1993, the net earnings included an after-tax charge of $322,000 which resulted from the write-down
   of         the         Company's         real         estate         assets
   by $488,000. Excluding the after-tax effect of this write-down, the Company's results of operations in 1993 were $3,369,000. In 1992, the net loss included an after-tax charge of $2,773,000 which resulted from the write-down of the Company's real estate assets by $4,302,000. Excluding the after-tax effect of this write-down, the Company's results of operations in 1992 were $2,360,000.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

EARNINGS (LOSS)

    The Company generated net earnings of $3,047,000 for 1993 compared to net a loss of $413,000 in 1992 and net earnings of $1,382,000 for 1991.

    As a result of an overall revaluation of its real estate portfolio, the Company reduced the book value of its real estate assets by $4,302,000 as of June 30, 1992, and incurred a related after-tax, non-cash charge to earnings of $2,773,000. As of December 31, 1993, the Company reduced the book value of its real estate assets by an additional $488,000, and incurred a related after-tax, non-cash charge to earnings of $322,000. (See "Business -- Real Estate -- Writedown".) Excluding the after-tax effect of these write-downs, the Company's results of operations in 1993 were $3,369,000, a 42.8% increase from adjusted earnings of $2,360,000 in 1992, and the Company's results of operations in 1992 represented a 70.8% increase from net earnings of $1,382,000 for 1991.

TOTAL FINANCE REVENUE

    Commercial leasing and financing revenue was $17,401,000 in 1993, $18,869,000 in 1992, and $20,785,000 in 1991.

    The decrease in commercial leasing and financing revenue in each of the past two years is attributable primarily to lower effective yields on the lease and loan portfolio. Lower yields result from both relatively lower interest rates which tend to depress the Company's lease and loan rates, and to the mix of the Company's newly acquired leases and loans, which has moved to higher transaction sizes where credit quality and rate sensitivity are believed to be higher.

    The Company's sales efforts have resulted in an increase in total volume of new leases and loans in 1993 compared to 1992. This increase in outstanding finance receivables will increase the average outstanding balance of finance receivables and will begin to offset the effect of lower yields. Net direct finance lease receivables and commercial finance receivables totalled $122,144,000 as of December 31, 1993 compared to $107,985,000 as of December 31, 1992.

    While such revenue levels have been lower than preferred by the Company, other factors have favorably impacted the Company, including reductions in interest expense, certain operating expenses, and credit losses.

FINANCE REVENUE MARGIN

    Finance revenue margin represents the difference between total finance revenues and the amount the Company pays as interest on short-term borrowings and long-term debt allocated to finance receivables. The Company's finance revenue margin was $10,890,000 for 1993, $10,425,000 for 1992 and $10,869,000
for 1991.

    The Company's finance revenue margin increased $465,000, or 4.5%, in 1993 from 1992. This increase in finance revenue margin was the result of a faster decrease (22.9%) in interest expense than the 7.8% decrease in total finance revenues. The average interest rate at which the Company prices its products decreased 111 basis points to 14.43% in 1993 from 15.54% in 1992. The average interest rate on the Company's borrowings decreased 149 basis points to 6.84% in 1993 from 8.33% in 1992.

    The Company's finance revenue margin decreased $444,000, or 4.1%, in 1992 from 1991, primarily due to a decline in finance receivables. This decrease in finance revenue margin, however, was less than the 9.2% decrease in total finance revenues, because of a 14.8% decrease in interest expense. The average interest rate at which the Company priced its products decreased 161 basis points to 15.54% in 1992 from 17.15% in 1991. The average interest rate on the Company's borrowings decreased 138 basis points to 8.33% in 1992 from 9.71% in 1991.

    The 1993 increase in finance revenue margin was due to the purchase of two portfolios of finance receivables, during 1993, at a higher interest rate spread. The Company continues to market higher average balance commercial leasing and financing contracts, with lower yields to achieve improved asset quality and economies of operations. As a consequence, the Company expects a future decrease of its finance revenue margin. The Company's Asset and Liability Committee reviews this risk regularly and manages the matching of debt with these finance receivables.

PROVISION FOR POSSIBLE LEASE AND LOAN LOSSES

    The provision for possible lease and loan losses decreased $617,000 (28.2%) to $1,573,000 in 1993 and decreased $2,390,000 (52.2%) to $2,190,000 in 1992. The following table details the components of the provision for possible lease and loan losses as of and for the years ended December 31, 1993, 1992 and 1991.

(IN THOUSANDS)
- ----------------------------------------------------------------------------------------------------------------------------
           PROVISION                                                                ALLOWANCE
          FOR POSSIBLE                                                                 FOR            GROSS        ALLOWANCE
           LEASE AND               NET LOSS EXPERIENCE                              POSSIBLE        INVESTMENT     AS A % OF
 YEAR         LOAN       ----------------------------------------    ACQUIRED    LEASE AND LOAN         IN           GROSS
 ENDED       LOSSES      CHARGE-OFFS    RECOVERIES    NET LOSSES    ALLOWANCE        LOSSES        RECEIVABLES    RECEIVABLES
- ------------------------------------------------------------------------------------------------------------------------------

COMMERCIAL LEASING AND FINANCING
 1993        $1,573        (2,736)         1,136        (1,600)       852(A)         $5,438          $144,313        3.77%
 1992        $2,190        (3,205)         1,178        (2,027)       240(A)         $4,613          $127,880        3.61%
 1991        $4,580        (5,033)         1,095        (3,938)       225(A)         $4,210          $131,267        3.21%



(A) The balance of the allowance for possible lease and loan losses increased as a result of the acquisition of portfolios of finance receivables.

    The Company maintains an allowance for possible lease and loan losses based on a periodic evaluation of the finance receivable portfolio. Management considers current economic conditions, diversification of the loan portfolio, historical loss experience, results of loan reviews, borrower's financial and managerial strengths, the adequacy of underlying collateral and other relevant factors in its evaluation. While management uses the best available information to make such evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluation. This allowance reflects an amount that in management's opinion is adequate to absorb known and inherent losses in the portfolio. Receivables which are determined to be uncollectible are charged off against the allowance for possible lease and loan losses, and recoveries on accounts previously charged off are credited to it.

    As of December 31, 1993, the Company allocated $290,000 of the allowance for possible lease and loan losses in anticipation of future losses on certain individually significant accounts. This allocated allowance decreased $125,000 in 1993 over 1992. As of December 31, 1992, the Company allocated $415,000 of the allowance for possible lease and loan losses in anticipation of future losses on certain individually significant accounts. This allocated allowance increased $83,000 in 1992 over 1991.

    The Company's net charge-offs of commercial leasing and financing receivables decreased by $427,000, or 21.1%, in 1993 over 1992. The Company's net charge-offs of commercial leasing and financing receivables increased by $1,911,000 or 48.5%, in 1992 over 1991. The decrease in net losses was the result of improved underwriting standards, improved adjusting procedures, aggressive use of legal remedies, strong remarketing efforts, and a somewhat healthier economy.

    The Company continues to improve its asset quality and control the delinquency of receivables. The Company's tighter credit standards and more focused efforts within several market niches, has enhanced asset quality. In certain situations, larger down payments, additional security deposits, and/or shorter terms are now required. An asset review committee monitors the quality of the Company's assets. The Company's improved collection and adjusting procedures have resulted in effective control of delinquent receivables. Management believes the allowance for possible lease and loan losses is adequate to cover estimated future credit losses.

NET OPERATING LEASE REVENUES


    Net operating lease revenues represent rents on real estate and equipment operating leases offset by related interest and depreciation expenses. Net operating lease revenues increased $61,000 or 3.1% in 1993 over 1992, although total operating lease revenues decreased $254,000 or 4.3% to $5,681,000. The decrease in total operating lease revenues is due primarily to decreases in lease revenue resulting from the sale of two properties in 1993 and the write-off of uncollectible rents, offset by rents received on certain properties which were on a non-accrual basis in 1992, and the collection lease arrearages on three properties. Interest expense attributable to net operating lease revenues decreased $289,000 due to lower interest rates on a portion of the outstanding mortgage debt and less mortgage debt outstanding during the period. Depreciation expense attributable to net operating leases decreased $26,000, primarily the result of the lower basis for certain real estate properties due to the write-down to fair value during 1992, and the sale of two properties, offset by an increase in depreciation due to equipment operating leases generated in 1993.

    Net operating lease revenues increased $666,000 or 51.6% in 1992 over 1991. Total operating lease revenues increased $596,000 or 11.2% to $5,935,000. The increase in total operating lease revenues is due primarily to revenue earned during 1992 on a real estate property acquired in May, 1991, collection of lease arrearages from tenants in three properties, and rental income from two partnerships, previously accounted for on the equity method, now included in the consolidated financial statements due to the Company's acquisition of a controlling interest in these partnerships. Interest expense attributable to net operating lease revenues decreased $157,000 in 1992 over 1991 due to lower interest rates on a portion of the outstanding debt in 1992. Depreciation expense attributable to net operating leases increased $87,000.

    The Company's principal objective with its real estate business for the foreseeable future is to (1) manage its properties aggressively, (2) maintain the integrity of the assets through appropriate capital expenditures, (3) accelerate paydown of the debt associated with those properties as available cash flow permits, (4) continue to refinance mortgage debt at more attractive rates, and (5) hold the assets until commercial real estate market conditions improve at which time(s) the Company may consider selling individual properties or groups of properties. Additionally, the Company may consider purchasing real estate assets in 1994 since certain market conditions have improved.

    The Company's aggregate investment in real estate is not expected to significantly appreciate in value over the next several years. In addition, net operating lease revenues from some existing investments may decline in the short to intermediate term, as rents under many existing leases are expected to remain flat or decrease as leases expire over the next several years. While this will tend to depress the Company's profitability in its real estate operations for a period of time, it is expected that the Company's real estate investments (after third party mortgage debt service obligations and overhead expenses) will continue to provide positive cash flow to the Company.

    The commercial real estate business is subject to several risks which management reviews on a regular basis. These risks are identified below with the status of each as of December 31, 1993:

    1. Credit risks.

       There are various levels of credit risks inherent in the Company's lease receivables. A total of $21,200 of rents were thirty or more days past due of which $12,300 represents amounts due from one tenant.

    2. General market conditions nationally or within specific geographic areas.

       The Company is maintaining an ownership interest, ranging from 10% to 100%, in 41 real estate properties with an original cost of $63,801,000 in the following states, with the percentage of concentration indicated in parenthesis: Pennsylvania (30%), Florida (27%), New Jersey (14%), Ohio (10%) and other (19%).

    3. Greater difficulty in releasing or selling special purpose buildings.

       The Company's special purpose buildings include three day-care facilities and one nursing home. None are presently for sale and all are fully occupied. The Company also owns and manages three limited-service hotels.

    4. Vacancies.

       Presently there are partial vacancies in seven real estate projects which may require additional cash from the Company until the properties are substantially leased. Management is actively pursuing new tenants for these properties.

    5. Property repairs and improvements.

       Preservation of the quality and value of commercial real estate properties requires that repairs and improvements occur regularly. In a majority of the Company's properties, the obligation to incur such expenditures has been passed to the tenants. Provided the tenants have the financial resources to comply, the Company is able to avoid or defer this responsibility. In other cases, the responsibility is retained by the Company, and repairs and improvements are funded out of current operating lease cash flows or through cash reserves; and if necessary through increased investments or additional borrowings. It is estimated that, not including potential ADA requirements as discussed below, up to approximately $672,000 of improvements may be made within the next twelve months.

       The timing and amount of repairs or improvements is determined by the operating history and present level of operating lease revenue levels of the property, by the Company's plans for a property (such as a sale, lease, or renovation), and in some cases by regulatory directives. In 1992, the Americans with Disabilities Act ("ADA") was passed, requiring the improvement of many properties under certain conditions in order to accommodate the needs of the physically disabled. In certain of the Company's properties, meeting ADA requirements will necessitate improvements at various times. The Company has not finalized its review but estimates that the cost of improvements will not be material relative to the cost of the property.

    6. Inability to obtain the extension or replacement of existing mortgage loans as they mature.

       The extensions or replacement of existing mortgage loans as they come due continue to involve a higher degree of risk in the current and reasonably foreseeable environment than was previously the case. Such loans, when available, are frequently at lower loan amounts. In 1994, approximately $855,000 of third party mortgage debt will come due and will require negotiation or replacement financing. It is expected that a substantial portion of this debt will be renegotiated for extended terms with existing lenders. To the extent any such debt is not extended in maturity, the Company expects to seek funding from other lenders or provide funding internally, if necessary.

    7. Valuation of real estate properties.

       A decline in the market value of the Company's investment in real estate can provide risk to the Company in several ways. To the extent the declines indicate a reduction in the rentals expected on a property, the Company will experience a decline in operating lease revenues. Also, lower values can reduce the amount of available loan borrowings or equity capital available from third parties to the Company to fund its continued ownership of the properties, and can reduce eventual sale proceeds if properties are sold and values have not recovered.

       In general, conditions affecting the value of individual properties can change from period to period. Conditions include an extremely wide variety of factors outside the control of the Company. In the case of many of the Company's real estate operating leases, a change in conditions can also include the early termination of a favorable lease caused by a tenant's financial difficulties or the modification of such a lease arising out of the negotiation of a new lease with a tenant. The Company is presently in negotiations involving several of its properties, any of which may result in lower operating lease revenues in future periods.

       As of December 31, 1993, three properties were believed to have an estimated current fair value materially below book value. Accordingly, these properties were written down as of the date of the determination.


OTHER OPERATING REVENUES

    Other operating revenues increased $4,283,000 to $2,575,000 in 1993 from a loss of $1,708,000 in 1992. The loss in 1992 resulted from the write-down of the Company's real estate portfolio by $4,302,000 in June 1992. A $488,000 provision for write-down of real estate was recorded in 1993 (see "Business -- Real Estate -- Write-down"). Customer service fees decreased $260,000 primarily due to a reduction in insurance premiums earned as a result of the discontinuance of the lease insurance program in mid-1992 and fewer late charges earned. Management income decreased $88,000 primarily due to nonrecurring fees earned in 1992 from the negotiation of the sale of certain equipment. Furniture and equipment sales increased $296,000 due to the entry into the modular furniture business and the achievement of good volume. The Company's share of losses in unconsolidated real estate partnerships decreased $190,000. Gain on sale of debt and equity securities increased $405,000. Other income decreased $74,000.

    Other operating revenues decreased $4,919,000, in 1992 from 1991. $4,302,000 of the decrease is attributable to the provision for write-down of real estate (see "Business -- Real Estate -- Write-down"). Customer service fees decreased $179,000 due to fewer leases and loans in 1992, and management and broker income decreased $12,000. Furniture and equipment sales increased $291,000 due to the expansion of the service department and improved volume of computer sales. The Company's share of losses in unconsolidated real estate partnerships increased $133,000. Other income decreased $588,000 in 1992 from 1991. Other income in 1992 includes gains of $149,000 from the sale of a building and $69,000 from the disposition of property under a capitalized lease. Other income in 1991 included gains totalling $547,000 recognized on the sale of interests held in three real estate partnerships, and a $44,000 gain from the sale of a building.

OPERATING EXPENSES

    Operating expenses decreased $152,000 (1.7%) to $8,831,000 in 1993. Salaries, related taxes, and employee benefits decreased $80,000 (1.7%) due to a reduction in number of employees, offset by an increase in incentive compensation. Depreciation and amortization decreased $36,000 (6.0%) primarily due to a reduction in lease insurance expense due to the discontinuance of this program in July 1992, offset by the write-off of deferred costs associated with a mortgage which was subsequently refinanced. All remaining expenses decreased $36,000 (1.0%) due to an across the board reduction in expenses offset by fees paid to third party management companies to assist in managing the day-to-day operations of most of the real estate properties owned by the Company (this increase, however, is offset by a reduction in salary expense for the Company's real estate investment subsidiary) and consultant expenses incurred due to the acquisition of the capital stock of Canyon Capital, Inc. in June 1993 (see "Business -- Commercial Leasing and Commercial Financing -- Acquisitions"). Although the Company contained operating expenses based on the above analysis, further expense reductions are necessary due to an anticipated decrease in finance revenue margin.

    Operating expenses increased $533,000 (6.3%) to $8,983,000 in 1992. Salaries, related taxes, and employee benefits increased $160,000 (3.6%) due to the removal of a salary freeze, an increase in incentive compensation, and termination pay for several employees. Depreciation and amortization decreased $165,000 (21.7%) due to fewer asset acquisitions. All remaining expenses increased $538,000 (16.8%) due primarily to an increase in real estate expenses incurred by two real estate partnerships previously accounted for on the equity method, now included in the consolidated financial statements due to the Company's acquisition of a controlling interest in these partnerships.

PROVISION FOR INCOME TAXES

    Income taxes for 1993 were $1,900,000; for 1992 were $144,000 (including $241,000 of state income taxes for the Company's profitable subsidiaries); and for 1991 were $888,000. The effective income tax rates for 1993, 1992 and 1991 were 37.4%, 28.8% and 38.0%, respectively (see note L to the consolidated financial statements). The effective tax rate is higher than the statutory federal income tax rate due principally to the provision for state income taxes, net of federal tax benefit.

    Income taxes for 1993 increased $1,756,000 due to higher pre-tax income. Income taxes for 1992 decreased $744,000 due to a pre-tax loss, principally the result of the net provision for real estate write-down which provided a $1,310,000 income tax benefit.

    Effective January 1, 1993, the Company adopted SFAS No. 109. The cumulative effect of this change in the method of accounting for income taxes is $0 to the 1993 consolidated statement of operations (see note A to the consolidated financial statements).

NET INVESTMENT IN FINANCE RECEIVABLES AND PROPERTY UNDER OPERATING LEASES

    Net direct finance lease receivables and commercial finance receivables totaled $122,144,000 as of December 31, 1993 compared to $107,985,000 as of December 31, 1992, a net increase of $14,159,000 for the year. Property under operating leases, net of accumulated depreciation, decreased $3,108,000, resulting from normal depreciation, the sale of two properties, and the write-down of certain real estate properties (see "Business -- Real Estate -- Write-down".)

    The increase in finance receivables was in accordance with the Company's growth plans. The Company's sales efforts have generated a larger volume of new leases and loans in 1993 due to increased penetration into focus markets, while maintaining the Company's policy of tight credit standards. In addition, the Company obtained the lease and loan portfolio of Canyon as part of the purchase of that company on June 1 (see "Business -- Commercial Leasing and Commercial Financing -- Acquisitions"), and the Company purchased a lease and loan portfolio for $3,914,000 in cash on September 30. Future originations will be dependent to a large extent upon economic conditions and the Company's ability to sell services in a competitive market environment. The Company continues to look for opportunities to acquire portfolios of leases and loans which will compliment the Company's existing finance receivables.

    The change in property under operating leases is in accordance with management strategy. Due principally to the reduced availability of mortgage debt financing and the illiquidity in most commercial real estate markets (including those in which the Company owns properties), the Company, at the present time, is primarily holding its assets for investment purposes, except in limited circumstances, since the Company ceased acquiring properties in 1991. Purchases of real estate assets may be considered in 1994 since certain market conditions have improved. Sales are considered at various times depending on such factors as pricing, capital needs, and tenant interests.

LIQUIDITY

    Liquidity represents the Company's ability to meet ongoing financial obligations. The Company's ongoing liquidity is dependent upon continued profitability and collection of its receivables and rentals, the ability to sell equipment or collect purchase option payments at the conclusion of maturing equipment leases, the sale of Subordinated Investment Certificates, the ability to secure new senior debt (loans from banks and other financial institutions), the ability to secure real estate mortgage financing, to sell real estate, and to sell equity interests in real estate partnerships, and other financing, and the ability to expand furniture and equipment sales activities.

    Net cash provided by continuing operating activities was $7,175,000 for 1993, $7,411,000 for 1992 and $7,044,000 for 1991.

    The Company's direct finance lease receivables and equipment operating leases are funded primarily with unsecured senior debt. The Company generally attempts to match new leases with borrowings of like maturity and amount in which the interest rate is fixed at the time of the borrowing. Additionally, the Company borrows term debt with varying maturities and short-term floating interest rate debt, and uses Subordinated Investment Certificate debt. The Company's commercial finance receivables are similarly match funded by various forms of unsecured senior debt and Subordinated Investment Certificate debt. The Company has unused lines of credit totalling $51,871,000 as of December 31, 1993. (See "Capital Resources").

    The Company's investment in real estate (property under operating leases) is leveraged substantially with borrowings by the Company. Much of the debt is comprised of mortgage loans securing individual properties. Of the mortgage debt, a substantial amount is nonrecourse to the Company, with the balance being recourse through guarantees by Horrigan American, Inc. or its real estate subsidiary. Of the investment in real estate not funded with mortgage debt, a substantial amount is funded indirectly by the Company with Subordinated Investment Certificate debt.

    In the opinion of management, the Company's liquidity position is sufficient under present circumstances.

CAPITAL RESOURCES

    Future growth of the Company will depend in significant measure on its ability to obtain additional lines of credit and other financing, the continued sale of Subordinated Investment Certificates, the sale of equity interests in real estate partnerships and continued profitability. As of December 31, 1993, the Company had the following debt structure:

(IN THOUSANDS)
- ----------------------------------------------------------------------------------------------------------------------------
                                                                                         DEBT OUTSTANDING AND
                                                                                     AVAILABILITY/LINES OF CREDIT
                                                                          ---------------------------------------------------
                                                                              TOTAL                IN
                                                                          AVAILABILITY            USE              UNUSED
- ------------------------------------------------------------------------------------------------------------------------------
Short-Term Borrowings:
  Investment Certificate..............................................    $       --         $      2,805       $     --
  Fixed Rate..........................................................          23,503             13,500           10,003
  Floating Rate.......................................................           5,000               --              5,000
                                                                          ------------       ------------       ----------
      Sub-Total.......................................................          28,503             16,305           15,003
                                                                          ------------       ------------       ----------

Long-Term Debt:
Recourse
  Investment Certificate..............................................            --               25,964             --
  Junior Subordinated Debt............................................            --                  103             --
  Unsecured Funding Program...........................................          87,193             50,325           36,868
  Fixed Rate..........................................................          12,997             12,997             --
  Term Loan...........................................................            --                  411             --
  Real Estate Mortgages...............................................            --                5,080             --

Nonrecourse
  Real Estate Mortgages...............................................            --               18,358             --
  Floating Rate.......................................................            --                   77             --
                                                                          ------------       ------------       ----------
      Sub-Total.......................................................         100,190            113,315           36,868
                                                                          ------------       ------------       ----------
TOTAL DEBT............................................................                       $    129,620
                                                                                             ============
TOTAL AVAILABILITY....................................................    $    128,693                          $   51,871
                                                                          ============                          ==========


    Total stockholders' equity increased by $2,647,000 from December 31, 1992 to December 31, 1993 due to the net earnings of $3,047,000 for 1993 and the net unrealized holding gains for available-for-sale securities ($1,374,000), offset by the payment of dividends ($475,000) and the purchase of treasury stock ($1,373,000).

    Refer to Notes H and I to the consolidated financial statements for disclosure of the outstanding short-term and long-term debt, including lines of credit information. In the opinion of management, the Company's capital resources are sufficient under present circumstances to satisfy its capital requirements based upon present asset growth projections, current leverage, continued profitability and historic ability to secure new sources of borrowings.

INFLATION

    The Company's financial statements, and the related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which generally require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on the operation of the Company is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on the Company's performance than the effects of general levels of inflation.

INTEREST RATES

    Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services. Management believes that continuation of its efforts to manage the rates, liquidity and interest sensitivity of the Company's assets and liabilities is necessary to generate an acceptable return on assets and return on equity.

    Interest rate sensitivity management seeks to avoid fluctuating net interest margins and to enhance consistent growth of net interest margins through periods of changing interest rates.

    Interest rate risks arise when interest-earning assets mature or when their rates of interest change in time frames that are different from those of interest-bearing liabilities. The matching of assets and liabilities may be analyzed by examining the extent to which they are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to adversely affect net interest income.

    The rate of growth in interest free sources of funds (e.g., stockholders' equity) will influence the level of interest sensitive funding sources. In addition, the absolute level of interest rates will affect the volume of earning assets and funding sources. As a result of these limitations, the interest sensitivity gap is only one factor to be considered in estimating the net finance revenue margin. The Company monitors and adjusts the gap position, taking into consideration current interest rate projections, and maintaining flexibility if rates move contrary to expectations.

    As of December 31, 1993, the Company had a three-month negative cumulative gap of 3.7%, a six-month negative cumulative gap of 3.8% and a twelve-month negative cumulative gap of 2.4% on total earning assets of $146,464,000. The cumulative gaps for years two through ten ranged from 18.5% positive to 3.1% positive. These percentages are reflective of scheduled principal payments only and have not been adjusted for anticipated early pay-offs. The relatively short duration of many of the Company's earning assets indicates that the interest rate sensitivity gap will probably remain within its present, rather narrow, margin under current market interest rate conditions. Management believes the Company's cumulative gap ranges are satisfactory for achieving acceptable net interest margins.


             DESCRIPTION OF SUBORDINATED INVESTMENT CERTIFICATES

GENERAL

    This section summarizes the principal provisions of the various documents referred to herein. For a complete description of their terms, reference is made to the documents themselves, copies of which have been filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part.

    The Company (which, in this section, refers only to Horrigan American, Inc.) is offering five series of Subordinated Investment Certificates (collectively, the "Certificates"). The Certificates are issued under an Indenture dated July 21, 1977, between the Company and First Eastern Bank, Wilkes-Barre, Pennsylvania, as trustee (the "Trustee"), as amended by various supplemental indentures (such Indenture, as so amended, being herein referred to as the "Indenture").

    The Indenture does not limit the amount of Certificates which may be issued, and it provides for the Company and the Trustee to enter into one or more further supplemental indentures providing for the issuance of additional series of subordinated investment certificates with the same or different interest rates, maturities, and other terms and conditions. The Indenture does not limit the amount of certificates which may be issued under any such supplemental indenture.

    Subordination

    The indebtedness evidenced by the Certificates and any accrued interest thereon are part of the Company's subordinated debt. In the event of the Company's bankruptcy or other liquidation, holders of the Certificates will be entitled to be paid principal of and interest on the Certificates only after the payment in full of the Company's indebtedness (including indebtedness of others guaranteed by the Company) for borrowed money or on account of capitalized lease obligations or the deferred purchase price of property or reimbursement obligations under letters of credit whether incurred before or after the issuance of the Certificates ("Senior Debt"). The Company has agreed that upon maturity of or default on any of its Senior Debt the Company will not make any payment of principal of or interest on the Certificates until the matured Senior Debt has been paid or any default in respect thereof has been cured or waived. The Indenture does not limit the amount of Senior Debt which the Company may incur. A default under any of the Certificates would be a default under the terms of substantially all the Company's Senior Debt. (For further information regarding the relative position of the Certificate holders with respect to other creditors see "Capitalization.")

    Redemption by the Company

    The Company, at its option and upon not less than thirty days' written notice to the registered holders by certified or registered mail, may redeem any or all of the Certificates at any time prior to maturity at 100% of the principal amount together with interest accrued to the date fixed for redemption, after which interest will cease to accrue. The Company may in its discretion redeem Certificates of one series without redeeming Certificates of any other series and may redeem Certificates bearing one rate of interest without redeeming Certificates of the same series bearing a different rate of interest. In case of redemption by the Company of less than all of the Certificates bearing the same rate of interest, the Company will select the Certificates to be redeemed by lot, or by another method which the Company deems fair and appropriate.

    Place and Method of Payment

    Principal of and interest on the Certificates will be payable at the principal office of the Company in Reading, Pennsylvania, and at such other locations as the Company may designate from time to time. At the option of the Company, however, payment may be made by check or draft mailed to the person or persons entitled thereto at the address appearing in the register which the Company will maintain for this purpose. The Company is not obligated to pay the principal of a redeemed or matured Certificate until it is surrendered to the Company duly endorsed by the registered holder.

    Form

    All Certificates will be issued in fully registered form as to both principal and interest. The Company will be entitled to treat the registered holder shown on its records as the owner of the Certificate for all purposes. Ownership of a Certificate may be registered in the name of any two or more named persons as joint tenants with right of survivorship, as tenants in common or as tenants by the entireties, and payment of principal of and interest on any Certificate so registered will be made to the person or persons entitled to receive such payment as their interests may appear.

THE PASSBOOK SERIES CERTIFICATES

    Maturity and Redemption by the Holder

    The Passbook Series Certificates have no stated maturity and will remain outstanding until redeemed by the Company or by the holder. A Passbook Series Certificate may be redeemed by the holder at any time on demand, but it is not transferable to a third party. Redemptions will be recorded in the holder's passbook where the corresponding purchases of the Certificates to be redeemed have been recorded. Each Passbook Series Certificate purchased remains a separate security and may be redeemed only in its entirety in the denomination in which it was first issued and not in any fraction thereof. Any number or combination of Passbook Series Certificates may be redeemed at one time.

    Interest

    The Company will establish an interest rate for all outstanding Passbook Series Certificates on the first day of each month, and interest will accrue at that rate during that month. No interest will be paid on a Passbook Series Certificate which is redeemed by the holder before the eighth day after the date of its issuance. Otherwise, interest will accrue from the date of issuance until payment or redemption at the rates in effect from time to time.

    Interest is not compounded and is not exempt from federal, state or local taxes. Interest is payable semiannually (each June 1 and December 1) to the holder, but upon the written request of a holder of Passbook Series Certificates in the aggregate principal amount of $10,000 or more, interest will be paid either quarterly or monthly.

    Form and Denominations

    Each Passbook Series Certificate will be evidenced by an entry in a passbook issued to the holder at the time of his initial purchase. Subsequent purchases by the holder will be recorded on this same passbook. The Passbook Series Certificates may be purchased in denominations that are multiples of $100 between $500 and $5,000, inclusive. A single purchase of less than $500 is not permitted. An investment in excess of $5,000 must be made by purchasing a combination of individual certificates of the above-listed denominations, and will be recorded as a series of separate purchases on the holder's passbook. An aggregate investment of more than $500,000 by a single holder will not be permitted, including investment in various passbook series Certificates formerly issued by the Company.

THE FIXED RATE CERTIFICATES

    The 1994 Series 8, A, B and C Subordinated Investment Certificates are referred to in this section as the "Fixed Rate Certificates."

    Maturity and Early Redemption by the Holder

    Each 1994 Series 8 Certificate matures eight years after the date of its original issuance. Each 1994 Series A Certificate matures six years after the date of its original issuance. Each 1994 Series B Certificate matures 30 months after the date of its original issuance. Each 1994 Series C Certificate matures 12 months after the date of its original issuance.

    Any of the Fixed Rate Certificates may be redeemed by the holder at any time after 30 days following the date of its original issuance upon the death of any of the registered holders for a period of one year from the date of death. The Company may require up to 30 days' notice of any such redemption and may require satisfactory proof of death and of other matters affecting the right of the person requesting payment.

    Interest

    Interest on the Fixed Rate Certificates accrues from the date of issuance until payment or redemption at a fixed rate stated on the face of the Certificate, which will depend upon the date of issuance. The Company will establish a rate on the first day of each month for Fixed Rate Certificates issued during that month.

    Interest is payable semi-annually each June 1 and December 1 to the registered holder, but at the option of the holder of a Certificate in the principal amount of $10,000 or more, interest will be paid either quarterly or monthly. Interest payments will be made to the persons who were the registered holders of the Certificates at the close of business on the 20th day (whether or not a business day) of the calendar month next preceding an interest payment date.

    Automatic Roll-Over

    When a Fixed Rate Certificate matures, unless the holder or the Company otherwise elects, it will automatically "roll over" into a fixed rate subordinated investment certificate of the series then being offered with the same term as the maturing Certificate. The new certificate will bear interest at the then current interest rate for newly issued certificates of that series. It is expected that the terms of future series of subordinated investment certificates will include similar roll-over provisions.

    The Company will send the holder notice of the automatic roll-over and a copy of the then current prospectus for the series of certificates being offered at least 15 days before maturity. The Company will also send the holder notice of the interest rate for the series of new certificates being offered on approximately the first day of the month in which the holder's Certificate matures. The holder may elect not to roll over his Certificate by presenting it for payment at maturity or within ten days thereafter, in which case interest will be paid only to the maturity date. If a maturing Certificate is not presented within that time, it will not thereafter be redeemable by the holder before the new maturity date except in accordance with the provisions of the new certificate. Promptly after a Fixed Rate Certificate has rolled over, the Company will prepare and deliver to the holder a confirmation showing the new maturity date and interest rate. The Company's obligation under the newly issued certificate will be represented by the Certificate originally issued and by the current confirmation.

    The Company may elect not to roll over a maturing Fixed Rate Certificate by sending notice to that effect to the holder at least 15 days before the maturity date.

    Denominations

    The 1994 Series 8 and Series A Certificates may be purchased in $1,000 minimum denominations, and the 1994 Series B and C Certificates may be purchased in $500 minimum denominations. Fixed Rate Certificates will be issued only in multiples of $100.

OTHER PROVISIONS OF THE INDENTURE

    Modification of the Indenture

    The Indenture may be modified by the Company and the Trustee at any time or times with the consent of the holders of a majority in principal amount of the Certificates then outstanding thereunder, but if a proposed modification would affect the rights of less than all holders of such Certificates, only the consent of a majority of holders whose rights would be affected need be obtained. In no event may any modification be made which will affect the terms of payment of the principal of, or any interest on, any Certificate outstanding under the Indenture, or reduce the percentage of Certificate holders whose consent to modification is required, without the consent of the holders of every Certificate affected thereby. However, the Indenture provides that, without notice to or action by Certificate holders, (1) the interest rate (including the method of determining the interest rate), minimum interest rate, if any, maturity, provisions relating to redemption by the holder, and the authorized denominations of unissued Certificates available to be issued under the Indenture may be modified prospectively from time to time by notice from the Company to the Trustee, and (2) the Company and the Trustee may enter into supplemental indentures providing for the issuance of additional series of Certificates at the same or different rates of interest and upon the same or different terms and conditions. No such modification or supplemental indenture will affect previously issued Certificates. The Company and the Trustee may also enter into supplemental indentures adding covenants or agreements of the Company for the protection of the Certificate holders, or clarifying any ambiguity or correcting any defect in the Indenture, consistent with its terms, without notice to or action by the Certificate holders.

    Default and Remedies

    The following constitute events of default under the Indenture and the
Certificates: (a) default for a period of thirty days in the payment of interest on any Certificate; (b) default in the payment of principal of any Certificate at its maturity; (c) breach of other covenants made by the Company in the Indenture and continuation thereof for a period of 30 days after notice thereof has been given in the manner provided in the Indenture; (d) the institution by the Company of bankruptcy, reorganization, arrangement or insolvency proceedings, or other proceedings for relief under any bankruptcy or similar law or laws for the relief of debtors, or the institution against the Company of such proceedings which are consented to or are not dismissed within 60 days after such institution.

    The Indenture provides that the holders of a majority in aggregate principal amount of the Certificates at the time outstanding thereunder may, on behalf of all holders, waive any past default or event of default except in payment of principal of or interest on the Certificates.

    Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an event of default shall occur and be continuing, the Trustee shall be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Certificate holders, unless such Certificate holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the holders of a majority in principal amount of the Certificates at the time outstanding under the Indenture shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any power conferred on the Trustee. The Indenture contains limitations on the right of any individual Certificate holder to institute legal proceedings in the event of default by the Company.

    Satisfaction and Discharge of Indenture

    The Indenture may be discharged upon the payment of all Certificates outstanding thereunder or upon deposit in trust of funds sufficient therefor, as provided in the Indenture.

    The Trustee

    The Trustee under the Indenture is First Eastern Bank, Wilkes-Barre, Pennsylvania. The Indenture permits the Trustee to hold Senior Debt and to be entitled to the rights of a holder of Senior Debt. The Company currently has no relationship with the Trustee other than the Indenture. However, it has been announced that PNC Bank, National Association ("PNC") and the Trustee have agreed that PNC will acquire the Trustee, subject to the shareholder and regulatory approval, in the second quarter of 1994. The Company has credit facilities with PNC in the amount of $18,000,000 at January 31, 1994. Amounts outstanding under this facility constitute Senior Debt.

                                LEGAL OPINION

    The legality of the Certificates offered hereby has been passed upon for the Company by Drinker Biddle & Reath, Philadelphia National Bank Building, 1345 Chestnut Street, Philadelphia, Pennsylvania 19107.

                                   EXPERTS

    The consolidated financial statements of Horrigan American, Inc. and subsidiaries, as of December 31, 1993 and 1992, and for each of the years in the three-year period ended December 31, 1993 have been included herein in reliance upon the report of KPMG Peat Marwick, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

    This prospectus does not contain all of the information set forth in the registration statement relating to this offering which has been filed with the Securities and Exchange Commission, Washington, D.C. For further information with respect to the Company or the Certificates offered hereby, reference is made to the registration statement, including the exhibits thereto.

                         INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS
HORRIGAN AMERICAN, INC.

    We have audited the accompanying consolidated balance sheets of Horrigan American, Inc. and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Horrigan American, Inc. and subsidiaries as of December 31, 1993 and 1992 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1993, in conformity with generally accepted accounting principles.

    As discussed in Note A to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, and Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, in 1993.

                                                             KPMG PEAT MARWICK

February 2, 1994
Philadelphia, Pennsylvania

                   HORRIGAN AMERICAN, INC. AND SUBSIDIARIES

                         CONSOLIDATED BALANCE SHEETS

                                    ASSETS

                                                                                                      DECEMBER 31,
                                                                                                 1993               1992
                                                                                             ------------       ------------
                                                                                                     (In thousands)
                                                                                                     --------------
Cash.....................................................................................    $      2,160       $      2,202

Investments in debt and equity securities................................................           2,697                719

Net investment in finance receivables....................................................
                                                                                                  122,144            107,985

Equity investments in real estate partnerships...........................................              (8)                66

Property under operating leases, net.....................................................
                                                                                                   31,631             34,739

Property and equipment, net..............................................................           2,301              2,122

Other assets.............................................................................           4,028              5,430
                                                                                             ------------       ------------
                                                                                             $    164,953       $    153,263
                                                                                             ============       ============

                     LIABILITIES AND STOCKHOLDERS' EQUITY

Short-term borrowings....................................................................    $     16,305       $      9,894

Accounts payable and accrued expenses....................................................           4,244              2,989

Customer deposits........................................................................           2,188              1,038

Long-term debt:

  Recourse...............................................................................          94,880             93,098
  Nonrecourse............................................................................          18,435             19,367
                                                                                             ------------       ------------
      Total Liabilities..................................................................         136,052            126,386
                                                                                             ------------       ------------

Minority interest........................................................................             244                867
                                                                                             ------------       ------------
Stockholders' equity:
  Preferred    stock,    $100    par   value:   8%   noncumulative,   nonvoting:   autho-
    rized 20,000 shares; issued and outstanding 1,952 shares.............................
                                                                                                      195                195
  Common    stock,    $1    par    value:    authorized    10,000,000    shares;   issued
    3,111,766 shares in 1993 and 3,597,666 shares in 1992; outstanding 3,111,766 shares
    in 1993 and 3,300,298 shares in 1992.................................................           3,112              3,598
  Capital in excess of par value.........................................................              --              1,215
  Net unrealized holding gains for available-for-sale securities.........................           1,374                 --
  Retained earnings......................................................................          23,976             22,639
  Less   treasury   stock,   at   cost;   0   shares   in   1993   and   297,368   shares
    in 1992..............................................................................
                                                                                                       --             (1,637)
                                                                                             ------------       ------------
      Total Stockholders' Equity.........................................................          28,657             26,010
                                                                                             ------------       ------------
                                                                                             $    164,953       $    153,263
                                                                                             ============       ============
         See accompanying notes to consolidated financial statements.

                                      34

                   HORRIGAN AMERICAN, INC. AND SUBSIDIARIES

                    CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                          YEAR ENDED DECEMBER 31,
(In thousands, except per share amounts)                                             1993           1992           1991
- --------------------------                                                        ----------     ----------     ----------
Finance revenues:
  Commercial leasing and financing revenue....................................    $   17,401     $   18,869     $   20,785

  Interest expense............................................................         6,511          8,444          9,916
                                                                                  ----------     ----------     ----------
      Finance revenue margin..................................................        10,890         10,425         10,869
  Provision for possible lease and loan losses................................         1,573          2,190          4,580
                                                                                  ----------     ----------     ----------
      Finance revenues after provision for possible lease
        and loan losses.......................................................         9,317          8,235          6,289
                                                                                  ----------     ----------     ----------

Operating lease revenues:
  Rents on real estate operating leases.......................................         5,556          5,850          5,281
  Rents on equipment operating leases.........................................           125             85             58
                                                                                  ----------     ----------     ----------
      Total operating lease revenues..........................................         5,681          5,935          5,339

  Interest expense............................................................         2,517          2,806          2,963
  Depreciation................................................................         1,147          1,173          1,086
                                                                                  ----------     ----------     ----------
      Net operating lease revenues............................................         2,017          1,956          1,290
                                                                                  ----------     ----------     ----------
Other operating revenues (losses):
  Customer service fees.......................................................         1,218          1,478          1,657
  Management and broker income................................................           223            311            323
  Furniture and equipment sales, net of cost of goods sold....................           694            345              4
  Equity loss in real estate partnerships.....................................
                                                                                         (39)          (229)           (96)
  Provision for write-down of real estate.....................................          (488)        (4,302)            --
  Gain on sale of debt and equity securities..................................           411              6              2
  Other income................................................................           556            683          1,321
                                                                                  ----------     ----------     ----------
      Total other operating revenues (losses).................................         2,575         (1,708)         3,211
                                                                                  ----------     ----------     ----------

Operating expenses:
  Salaries and employee benefits..............................................         4,566          4,646          4,486
  Depreciation and amortization...............................................           560            596            761
  Other taxes.................................................................           633            738            521
  Credit and collection.......................................................           324            328            449
  Other expenses..............................................................         2,748          2,675          2,233
                                                                                  ----------     ----------     ----------
      Total operating expenses................................................         8,831          8,983          8,450
                                                                                  ----------     ----------     ----------
Earnings (loss) before income taxes and minority interest.....................         5,078           (500)         2,340
  Income tax provision........................................................         1,900            144            888
                                                                                  ----------     ----------     ----------
Earnings (loss) before minority interest......................................         3,178           (644)         1,452
  Minority interest (income)/loss.............................................          (131)           231            (70)
                                                                                  ----------     ----------     ----------
Net earnings (loss)...........................................................    $    3,047     $     (413)    $    1,382
                                                                                  ==========     ==========     ==========
Net earnings (loss) per common share..........................................    $     0.92     $    (0.13)    $     0.41
                                                                                  ==========     ==========     ==========


         See accompanying notes to consolidated financial statements.

                                      35

                   HORRIGAN AMERICAN, INC. AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                   NET UNREALIZED    NET UNREALIZED
                                                       CAPITAL        LOSS ON        HOLDING GAINS
                                                      IN EXCESS      MARKETABLE      FOR AVAILABLE-
                              PREFERRED     COMMON      OF PAR         EQUITY           FOR-SALE       RETAINED    TREASURY
(In thousands)                  STOCK       STOCK       VALUE        SECURITIES        SECURITIES      EARNINGS     STOCK
- ----------                   -----------  ----------  ----------  ----------------  ----------------  ----------  ----------
Balance as of
 January 1, 1991.............    $195        $3,568      $1,080          $(166)          $     --         $22,253     $(1,173)
  Net earnings...............      --            --          --             --                 --           1,382          --
  Cash dividends declared
     ($.086 per common share).     --            --          --             --                 --            (286)         --
    ($8.00 per preferred
      share).................      --            --          --             --                 --             (16)         --
  Purchase of treasury
    stock at cost --
    29,498 shares............       --            --          --             --                 --              --        (195)
  Issuance of 12,465 shares
    in connection with
    incentive stock options..       --            13          54             --                 --              --          --
  Issuance of 327 shares.....       --            --           2             --                 --              --          --
  Change in carrying
    value....................       --            --          --            166                 --              --          --
                                ------      --------    --------        -------           --------       ---------   ---------
Balance as of
 December 31, 1991...........      195         3,581       1,136             --                 --          23,333      (1,368)
  Net loss...................       --            --          --             --                 --            (413)         --
  Cash dividends declared
    ($.080 per common
      share).................       --            --          --             --                 --            (265)         --
    ($8.00 per preferred
      share).................       --            --          --             --                 --             (16)         --
  Purchase of treasury
    stock at cost --
    39,278 shares............       --            --          --             --                 --              --        (269)
  Issuance of 16,045 shares
    in connection with
    incentive stock options..       --            16          76             --                 --              --          --
  Issuance of 476 shares.....       --             1           3             --                 --              --          --
                                ------      --------    --------        -------           --------       ---------   ---------
Balance as of
 December 31, 1992...........      195         3,598       1,215             --                 --          22,639      (1,637)
  NET EARNINGS...............       --            --          --             --                 --           3,047          --
  CASH DIVIDENDS
   DECLARED
    ($.14 PER COMMON
      SHARE).................       --            --          --             --                 --            (459)         --
    ($8.00 PER PREFERRED
      SHARE).................       --            --          --             --                 --             (16)         --
  PURCHASE OF TREASURY
    STOCK AT COST --
    200,566 SHARES...........       --            --          --             --                 --              --      (1,373)
  ISSUANCE OF 11,300 SHARES
    IN CONNECTION WITH
    INCENTIVE STOCK OPTIONS..       --            11          58             --                 --              --          --
  ISSUANCE OF 734 SHARES.....       --             1           4             --                 --              --          --
  RETIREMENT OF TREASURY
    STOCK -- 497,934 SHARES..       --          (498)     (1,277)            --                 --          (1,235)      3,010
  CHANGE IN CARRYING VALUE,
    NET OF TAX...............       --            --          --             --              1,374              --          --
                                ------      --------    --------        -------           --------       ---------   ---------
BALANCE AS OF
 DECEMBER 31, 1993...........     $195        $3,112    $     --        $    --             $1,374         $23,976   $      --
                                ======      ========    ========        =======           ========       =========   =========

         See accompanying notes to consolidated financial statements.

                   HORRIGAN AMERICAN, INC. AND SUBSIDIARIES

                    CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                         YEAR ENDED DECEMBER 31,
(In thousands)                                                                    1993             1992             1991
- ---------                                                                      ----------       ----------       ----------
Cash flows from operating activities:
  Finance revenues received.................................................   $   15,498       $   16,790       $   17,988
  Rentals and other cash received...........................................        9,534            9,115            8,455
  Lease purchase options received...........................................        2,695            3,306            3,483
  Dividends received........................................................           26               36               43
  Interest paid.............................................................       (9,069)         (11,395)         (12,898)
  Cash paid to suppliers and employees......................................       (9,027)          (8,770)          (8,686)
  Income taxes paid.........................................................       (2,482)          (1,671)          (1,341)
                                                                               ----------       ----------       ----------
    Net cash provided by operating activities (note P)......................        7,175            7,411            7,044
                                                                               ----------       ----------       ----------
Cash flows from investing activities:
  Originations and purchases of finance receivables.........................      (74,552)         (57,064)         (65,172)
  Principal collections of finance receivables..............................       75,629           74,769           76,386
  Acquisition of assets of Reli Financial Corp..............................           --          (21,404)              --
  Acquisition of capital stock of Canyon Capital, Inc.
    (net of cash received) (note R).........................................       (4,138)              --               --
  Acquisition of debt and equity securities.................................         (166)            (106)            (267)
  Proceeds from sale of debt and equity securities..........................          673              211            1,925
  Acquisition of property under operating leases............................         (328)            (369)            (440)
  Proceeds from sale of property under operating leases.....................        1,476              540              242
  Acquisition of property and equipment.....................................         (182)            (282)            (174)
  Proceeds from sale of property and equipment..............................            5                1               11
  Acquisition of equity, partnership and long-term
investments.................................................................         (164)            (491)            (798)
  Proceeds from sale of equity, partnership and long-term
    investments.............................................................          152              127              710
  Insurance premium paid increasing cash value..............................          (30)             (64)             (12)
                                                                                ----------       ----------       ----------
    Net cash provided by (used by) investing activities.....................       (1,625)          (4,132)          12,411
                                                                                ----------       ----------       ----------
Cash flows from financing activities:
  Issuance of common stock..................................................           74               96               69
  Minority capital received.................................................           --               37               42
  Dividends paid and partnership distributions..............................         (629)            (522)            (373)
  Acquisition of treasury stock.............................................       (1,373)            (269)            (195)
  Short-term debt borrowings................................................       87,250           59,640          130,905
  Short-term debt repayment.................................................      (84,986)         (59,890)        (141,705)
  Long-term debt borrowings.................................................       54,236           51,581           50,953
  Long-term debt repayment..................................................      (59,663)         (58,041)         (60,678)
  Certificate borrowings....................................................        6,307            9,000            7,801
  Certificate repayment.....................................................       (6,566)          (6,364)          (4,092)
  Net change in customer deposits...........................................         (242)            (342)            (305)
                                                                               ----------       ----------       ----------
    Net cash used by financing activities...................................       (5,592)          (5,074)         (17,578)
                                                                               ----------       ----------       ----------
Net increase (decrease) in cash.............................................          (42)          (1,795)           1,877
  Cash at beginning of year.................................................        2,202            3,997            2,120
                                                                               ----------       ----------       ----------
  Cash at end of year.......................................................   $    2,160       $    2,202       $    3,997
                                                                               ==========       ==========       ==========
                   See accompanying notes to consolidated financial statements.

                                      37

                   HORRIGAN AMERICAN, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A -- SUMMARY OF ACCOUNTING POLICIES
    A summary of the significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows.

Principles of Consolidation
    The consolidated financial statements include the accounts of Horrigan American, Inc., eight wholly-owned subsidiaries (American Equipment Leasing Co., Inc., AEL Leasing Co., Inc., American Commercial Credit Corp., AEL Holdings, Inc., Horrigan American Securities, Inc., American Real Estate Investment and Development Co., American Hotel Management, Inc. and The Business Outlet, Inc.), and thirty real estate partnership investments, wherein the Company is maintaining a controlling interest, ranging from 10% to 100% (the Company).

    All significant intercompany balances and transactions have been eliminated in consolidation.

    Investments in ten real estate partnerships, wherein the Company is not maintaining a controlling interest, are stated at cost plus equity in undistributed net earnings since dates of acquisition.

    Minority interest, as reported in the consolidated balance sheets, includes the income or loss for the minority investors of real estate partnerships. This minority interest balance fluctuates due to current year income or loss, contributions to, and distributions from, the partnerships; changes in ownership percentages; or the addition or deletion of partnerships from the group of consolidated partnerships.

Investments in Debt and Equity Securities
    In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS No. 115). This statement requires investments in equity securities with a readily determinable fair value and investments in all debt securities to be classified at the date of acquisition in one of three categories. The three categories are (1) held to maturity -- carried at amortized cost; (2) available for sale -- carried at fair value (with unrealized gains and losses flowing through a separate component of stockholders' equity); and (3) trading account -- carried at fair value (with unrealized gains and losses flowing through the income statement).

    Effective December 31, 1993, the Company adopted SFAS No. 115. The fair value of securities is based on quoted market prices. The cumulative effect of this change in the method of accounting for the Company's investments in securities is $1,374,000 and has been included as a separate component of stockholders' equity as of December 31, 1993. Prior to 1993, the Company carried all debt securities at amortized cost (because it had the intent and ability to hold such securities until maturity) and all equity securities at the lower of aggregate cost or market.

Net Investment in Finance Receivables
    Net investment in finance receivables consists of commercial leasing and financing receivables, and lease residual value receivables. Receivables are stated at gross balances net of unearned income and net of the allowance for possible lease and loan losses.

Real Estate Investment Activity
    Included in Equity Investments in Real Estate Partnerships and Property Under Operating Leases are various investments in commercial real estate. This activity principally involves the formation and management of investment partnerships, property management, and related advisory and funding activities. The forty-one properties owned and managed as of December 31, 1993 are classified as follows: eighteen are office buildings, twelve are industrial buildings, three are limited service hotels, five are various retail centers and three are various other commercial properties. Ten of the properties are multi-tenant, excluding the hotels. Significant geographic concentrations (based on property cost) within the portfolio are: Pennsylvania (30%), Florida (27%), New Jersey (14%) and Ohio (10%).

    Real estate properties are recorded at the lower of cost or net realizable value. Properties that are believed to have experienced material decreases in net realizable value below book value, of a permanent nature, are written down in the current reporting period at the time of such determination. In making such determinations, consideration is given to such factors as cash flows, reserves, vacancy factors, capitalization rates and growth rates.

    On a periodic basis, or upon the occurrence of a triggering event (e.g., default of a major tenant), management performs an internal valuation on such properties. These valuations reflect current expectations relating to cash flows, reserves, vacancy factors, capitalization rates and growth rates. If such valuation results in the devaluation of a property, which management believes is other than temporary, that valuation is recognized as a charge to earnings in the current period.

Revenue Recognition
    The accounting for nonrefundable fees and costs associated with originating or acquiring loans and initial direct costs of leases is presented in accordance with Statement of Financial Accounting Standards No. 91.

    Income on direct finance leases included in the minimum lease payments is deferred and earned on the interest method to reflect a constant periodic rate of return on the net investment in the lease. Residual values of leased equipment represent the estimated fair value of the equipment at the conclusion of the lease. Residual values for direct finance leases are earned on the interest method over the life of the related leases.

    Income on commercial finance receivables is earned on the interest method to reflect a constant periodic rate of return.

    The accrual of income on finance receivables is discontinued once a finance receivable becomes one day past due. Also, when in management's judgment it is determined that a reasonable doubt exists as to the collectibility of additional income, future payments are applied to the principal balance only, and the finance receivable is classified as non-performing.

    In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" (SFAS No. 114). This statement requires that certain impaired loans be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate. SFAS No. 114 becomes effective for the Company in 1995, although earlier adoption is permitted. Management is currently analyzing the impact of SFAS No. 114 and does not expect this statement to have a material effect on the Company's consolidated financial position or results of operations.

    Rentals from equipment operating leases are recognized as income when due. Depreciation is provided on the double declining-balance method over the useful life of the equipment as follows: transportation and machinery equipment -- five years; office, data processing and other equipment -- four to five years.

    Rentals from real estate operating leases are recognized as income when due. Depreciation is provided on the straight-line method over the useful life of the property: nineteen to thirty-one and one-half years.

Allowance for Possible Lease and Loan Losses
    The allowance for possible lease and loan losses is based on a periodic evaluation of the finance receivable portfolio and reflects an amount that in management's opinion is adequate to absorb known and inherent losses in the portfolio.

    Management considers a variety of factors when evaluating the allowance recognizing that an inherent risk of loss always exists in the lending process. Consideration is given to the impact of current economic conditions, diversification of the loan portfolio, historical loss experience, results of loan reviews, borrower's financial and managerial strengths, the adequacy of underlying collateral and other relevant factors. While management uses the best available information to make such evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluation. The provision for possible lease and loan losses is charged to operating expense. Lease and loan losses are charged directly against the allowance and recoveries on previously charged-off leases and loans are added to the allowance.

Interest Rate Swaps
    Interest rate swaps are entered into as hedges against fluctuations in the interest rates of specifically identified liabilities. There is no effect on the total liabilities of the Company, however, net amounts receivable or payable under agreements designated as hedges are recorded as adjustments to the interest expense related to the hedged liability.

Property and Equipment
    Depreciation on fixed assets (not including property leased to others) is provided primarily by the straight-line method over the estimated useful lives of the respective asset classes as follows: building and improvements -- five to forty years; office and data processing equipment -- two to eight years.

Income Taxes
    Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109) requires a change from the deferred method of accounting for income taxes of APB Opinion 11 to the asset and liability method of accounting for income taxes. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

    Effective January 1, 1993, the Company adopted SFAS No. 109. The cumulative effect of this change in the method of accounting for income taxes is $0 to the 1993 consolidated statement of operations.

    Pursuant to the deferred method under APB Opinion 11, which was applied in 1992 and prior years, deferred income taxes are recognized for income and expense items that are reported in different years for financial reporting purposes and income tax purposes using the tax rate applicable for the year of the calculation. Under the deferred method, deferred taxes are not adjusted for subsequent changes in tax rates.

Retirement and Postemployment Benefits
    Effective January 1, 1994, the Company has a 401(k) plan covering substantially all employees who qualify as to age and length of service. This plan will continue with a profit sharing component. During 1993, 1992 and 1991, the Company had two defined contribution profit sharing plans. The contribution percentage is determined each year by the Board of Directors of each subsidiary of the Company. Profit sharing expense, aggregating $315,000, $295,000 and $290,000 in 1993, 1992 and 1991, respectively, was reported as salaries and employee benefits. The Company currently has no postretirement benefits as contemplated under Statement of Financial Accounting Standards No. 106, nor postemployment benefits as contemplated under Statement of Financial Accounting Standards No. 112.

Earnings Per Common Share
    Earnings per common share are computed using weighted average shares and dilutive stock options outstanding during each year after deducting preferred dividend requirements from net income. Earnings per common share assuming full dilution are not reported because dilution arising from the stock options is less than three percent.

Reclassifications
    Prior period amounts have been reclassified when necessary to conform to the current year's presentation.


NOTE B -- INVESTMENTS IN DEBT AND EQUITY SECURITIES
    The following is a summary of information as of and for the years ended December 31:


                                                             GROSS          GROSS
                                           AGGREGATE       UNREALIZED     UNREALIZED                      GROSS       GROSS
                            AGGREGATE         FAIR          HOLDING        HOLDING                      REALIZED    REALIZED
      (In thousands)           COST          VALUE           GAINS          LOSSES         PROCEEDS       GAINS      LOSSES
      ------------------   ------------   ------------    ------------   ------------    ------------   ---------   ---------
   AVAILABLE-FOR-SALE EQUITY SECURITIES:
      1993..............       $615          $2,697          $2,082          $ --           $  629        $413         $ 1
   EQUITY SECURITIES:
      1992..............       $666          $1,991          $1,325          $ --           $   66        $  9         $ 3
      1991..............       $620          $1,015          $  395          $ --           $  848        $ 33         $31

   DEBT SECURITIES:
      1993..............       $  --          $ --            $ --           $--            $   44        $ --         $ 1
      1992..............       $ 53           $ 48            $ --           $ 5            $  145        $ --        $ --
      1991..............       $198           $164            $ --           $34            $1,078         $11         $11


NOTE C -- NET INVESTMENT IN FINANCE RECEIVABLES
    Net investment in finance receivables and maximum terms remaining as of December 31, 1993 and 1992 are as follows:

                                                                                                              MAXIMUM
                                                                                                            TERMS-MONTHS
                                                                                                          ----------------
     (In thousands)                                                     1993               1992            1993       1992
     ----------                                                     ------------       ------------       -----      -----
     Commercial financing receivables...........................    $     35,050       $     32,948          63         67
     Direct finance leasing receivables.........................         104,320             89,213          58         61
                                                                    ------------       ------------
       Total receivables........................................         139,370            122,161
     Residual valuation.........................................           4,943              5,719          58         61
     Unearned income............................................         (16,731)           (15,282)
     Allowance for possible lease and loan losses...............          (5,438)            (4,613)
                                                                    ------------       ------------
       Total net investment.....................................    $    122,144           $107,985
                                                                    ============       ============

    Installments due on total receivables for each of the five years subsequent to December 31, 1993 are as follows: 1994, $65,665,000; 1995, $40,410,000; 1996, $20,133,000 1997, $7,802,000; 1998, $2,669,000; and
thereafter, $2,691,000.

    Included within the finance receivables are non-performing leases and loans on which the Company is applying payments to principal only. Such receivables approximated $101,000 and $700,000 as of December 31, 1993 and 1992, respectively. If these receivables had been current in accordance with their original terms, finance revenue in 1993, 1992 and 1991 would have increased $39,000, $100,000 and $63,000, respectively.

    The Company's credit risk of finance receivables arises in the normal course of business, principally from commercial businesses, throughout the United States with some geographic concentration (based on equipment cost) in California (18%), Pennsylvania (9%), Texas (7%), New York (6%) and Ohio (6%). There is also some leased asset equipment concentration in computers and computer software (31%), construction (24%) and party rental equipment (10%). The Company has identified the following significant concentrations by industry type (including the total net investment) of credit risk as of December 31, 1993: Equipment Rental ($41,778,000), Attorneys ($16,936,000) and Printing Services ($8,447,000). The Company retains title to the equipment asset in the case of its direct finance leasing receivables, while the lessee bears the contractual risk of loss and the duty to maintain and insure the asset. The commercial financing receivables are generally secured by inventory, receivables, real estate or equipment.


NOTE D -- ALLOWANCE FOR POSSIBLE LEASE AND LOAN LOSSES

    The following is a summary of the Company's allowance for possible lease and loan losses as of and for the years ended December 31:

                                             BALANCE AT                     CHARGE-OFFS,                        BALANCE AT
                                             BEGINNING                         NET OF           ACQUIRED           END
      (In thousands)                          OF YEAR        PROVISION       RECOVERIES        ALLOWANCE         OF YEAR
      ----------                            ------------    -----------    --------------    --------------    ------------

      1993..............................       $4,613          1,573          (1,600)            852(A)           $5,438
      1992..............................       $4,210          2,190          (2,027)            240(A)           $4,613
      1991..............................       $3,343          4,580          (3,938)            225(A)           $4,210

   (A) The balance of the allowance for possible lease and loan losses increased as a result of the acquisition of portfolios of finance receivables.

NOTE E -- EQUITY INVESTMENTS IN REAL ESTATE PARTNERSHIPS
    Investments in ten unconsolidated real estate partnerships consist of total ownership interests ranging from 10% to 58.2%.

    Summary combined financial information for the investee partnerships as of and for the years ended December 31, 1993 and 1992 follows:

      (In thousands)                                                                          1993             1992
      ----------                                                                           ----------       ----------
      Land, building and improvements, net.............................................    $   13,648       $   16,007
      Other assets.....................................................................         1,111            1,197
          Long-term debt...............................................................       (14,318)         (15,460)
          Other liabilities............................................................          (205)            (192)
                                                                                           ----------       ----------
      Net assets.......................................................................    $      236       $    1,552
                                                                                           ==========       ==========
      Revenue:
          Rents on real estate operating leases........................................    $    1,175       $    1,202
          Hotel revenue & other........................................................         5,273            4,655
                                                                                           ----------       ----------
            Total revenue..............................................................         6,448            5,857
                                                                                           ==========       ==========
      Net income (loss)................................................................    $      349       $     (105)
                                                                                           ==========       ==========

    The unamortized portion of the excess of cost over the Company's share of net assets of investee partnerships was $56,000 and $43,000 as of December 31, 1993 and 1992, respectively.

    The Company provides management services to the investee partnerships under terms of an agreement. The revenue for these services, aggregating $230,000, $223,000 and $246,000 in 1993, 1992 and 1991, respectively, was reported as management income.

    The Company has commercial loans outstanding to investee partnerships of $2,412,000 and $1,408,000 as of December 31, 1993 and 1992, respectively. The Company has also guaranteed the debt (refer to note O) of certain unconsolidated real estate partnerships.

    The Company has sold certain partnership interests. Total gain on sale of the partnership interests, aggregating $0, $1,000 and $547,000 in 1993, 1992 and 1991, respectively, was reported as other income.

NOTE F -- PROPERTY UNDER OPERATING LEASES
    The following is a schedule of the Company's investment in property under operating leases as of December 31, 1993 and 1992:

      (In thousands)                                                                          1993             1992
      ----------                                                                           ----------       ----------
    Real Estate Cost:
          Land.........................................................................    $    7,002       $    7,327
          Building and improvements....................................................        29,782           31,897
                                                                                           ----------       ----------
              Total....................................................................        36,784           39,224
          Accumulated depreciation.....................................................        (5,365)          (4,537)
                                                                                           ----------       ----------
              Real estate, net.........................................................        31,419           34,687
                                                                                           ----------       ----------

    Equipment Cost:
          Transportation and office equipment..........................................           335               95
          Accumulated depreciation.....................................................          (123)             (43)
                                                                                           ----------       ----------
              Equipment, net...........................................................           212               52
                                                                                           ----------       ----------
      Property under operating leases..................................................    $   31,631       $   34,739
                                                                                           ==========       ==========

   Depreciation for each of the three years ended December 31 follows:

      (In thousands)                                                          1993             1992             1991
      ----------                                                           ----------       ----------       ----------
    Depreciation Expense:
          Real estate..................................................    $    1,053       $    1,144       $    1,075
          Equipment....................................................            94               29               11
                                                                           ----------       ----------       ----------
              Total....................................................    $    1,147       $    1,173       $    1,086
                                                                           ==========       ==========       ==========


    The estimated minimum future rental revenues on operating leases for each of the five years subsequent to December 31, 1993 are as follows: 1994, $4,689,000; 1995, $4,051,000; 1996, $3,507,000; 1997, $3,046,000; 1998,
$2,943,000; and thereafter, $21,504,000.

NOTE G -- PROPERTY AND EQUIPMENT
    Property and equipment utilized by the Company is summarized by major classifications as follows as of December 31:

      (In thousands)                                                                            1993            1992
      ----------                                                                              ---------       ---------
      Buildings (owned by consolidated real estate partnerships)..........................       $2,189          $1,821
      Office and data processing equipment................................................        2,216           2,085
                                                                                              ---------       ---------
                                                                                                  4,405           3,906
      Accumulated depreciation............................................................       (2,276)         (1,929)
                                                                                              ---------       ---------
                                                                                                  2,129           1,977
      Land (owned by consolidated real estate partnerships)...............................          172             145
                                                                                              ---------       ---------
                                                                                                 $2,301          $2,122
                                                                                              =========       =========


    Land and building value is based on the percentage of space occupied by the Company. For the years ended December 31, 1993, 1992 and 1991, depreciation of $308,000, $294,000 and $328,000, respectively, was provided on the Company's property and equipment.

NOTE H -- SHORT-TERM BORROWINGS
    Short-term borrowings represent: (1) Amounts payable to banks, including unsecured demand notes with fixed interest rates and unsecured floating or fixed interest rate lines of credit of $28,503,000 as of December 31, 1993. The Company has the option to make $7,003,000 in long-term, fixed rate loans at negotiated rates which would reduce the available short-term lines of credit when elected. Short-term lines of credit in use as of December 31, 1993 are $13,500,000. (2) Amounts payable upon demand to holders of floating interest rate subordinated investment certificates.

    The following is a summary of information pertaining to such borrowings as of and for the years ended December 31:

                                                               WEIGHTED         MAXIMUM         AVERAGE        WEIGHTED
                                                                AVERAGE         AMOUNT          AMOUNT          AVERAGE
                                  CATEGORY       BALANCE       INTEREST       OUTSTANDING     OUTSTANDING      INTEREST
                                     OF         AT END OF       RATE AT         DURING          DURING        RATE DURING
      (In thousands)             BORROWINGS        YEAR       END OF YEAR      THE YEAR        THE YEAR        THE YEAR
      ----------                -------------   ----------   -------------   -------------   -------------   -------------
      1993..................    (1) BANKS       $13,500          4.41%          $13,500         $ 8,807          4.44%
      1993..................    (2) OTHER       $ 2,805          4.00%          $ 4,286         $ 3,810          4.39%
   -----------------------------------------------------------------------------------------------------------------------
      1992 (A)..............    (1) Banks       $ 6,250          4.61%          $ 8,000         $ 5,389          5.28%
      1992 (A)..............    (2) Other       $ 3,644          5.00%          $ 4,592         $ 3,803          5.37%
   -----------------------------------------------------------------------------------------------------------------------
      1991 (A)..............    (1) Banks       $ 6,500          6.39%          $14,500         $ 9,667          7.35%
      1991 (A)..............    (2) Other       $ 3,019          6.30%          $ 3,071         $ 2,048          6.81%

   (A) Average amount outstanding during the year is computed by dividing the total monthly outstanding principal balances by 12.

       Weighted average interest rate during the year is computed by dividing the actual short-term interest expense by the average short-term borrowings outstanding.

                                      44

NOTE I -- LONG-TERM DEBT

    Long-term debt as of December 31, 1993 and 1992 consists of the following:

      (In thousands)                                                                       1993                1992
      ----------                                                                       ------------        ------------
   Senior debt:

        Unsecured    notes    payable    to    banks    and    other   financial
        institutions,   with   interest   rates   from   3.9%   to   12.0%,  due
        through July, 1997......................................................           $ 63,733            $ 62,210

   Nonrecourse debt:
        Nonrecourse    notes    payable    to   banks,   with   interest   rates
        from    5.87%    to    11.06%,    due    at    various   dates   through
        December,   2004.   The   notes   are   collateralized  by  real  estate
        property................................................................             18,358              19,367
        Nonrecourse   note      payable   to   bank   with   interest  at  prime
        plus 3%, due February, 1996.............................................                 77                  --

   Other long-term debt:
        Secured   notes   payable   to   banks,   with   interest   rates   from
        5.99%   to   10.5%,   due   at   various   dates   through   May,  2008.
        The notes are collateralized by real estate property....................              5,080               5,401

   Subordinated investment certificate debt:
        Certificates    subordinated   in   right   of   payment   to   indebted
        ness    of    the   Company   (including   indebtedness   of   any   sub
        sidiary    guaranteed    by    the    Company)    for   money   borrowed
        from   banks   or   other   financial   institutions.   The  fixed  rate
        certificates   have   various   rates   from   5.1%   to  10.5%  and  ma
        ture at various dates to 2001...........................................             25,964              25,384

   Junior subordinated debenture debt:
        A   9%   debenture   due   in   2002   subordinated   in  right  of  pay
        ment    to    indebtedness    of   the   Company   (including   indebted
        ness    of    any    subsidiary   guaranteed   by   the   Company)   for
        money    borrowed    from    banks,    other    financial   institutions
        and subordinated investment certificate holders.........................                103                 103
                                                                                       ------------        ------------
              Total long-term debt..............................................       $    113,315        $    112,465
                                                                                       ============        ============


    The Company has $100,190,000 in unsecured lines of credit with banks. The total lines in use as of December 31, 1993 are $63,322,000.

    The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 1993 are as follows: 1994, $52,538,000; 1995, $26,185,000; 1996, $11,611,000; 1997, $4,772,000; 1998, $4,008,000; and
thereafter, $14,201,000.

NOTE J -- CERTAIN COVENANTS
    The terms of the subordinated investment certificate offerings, certain unsecured loan agreements and a bank letter of credit provide for various restrictive covenants. The most significant of these provide that: (1) American Equipment Leasing Co., Inc. and it's subsidiaries, AEL Leasing Co., Inc. and American Commercial Credit Corp., on a consolidated basis, shall maintain (a) a minimum cash flow ratio of receipts to disbursements, as specifically defined, of 1 to 1 (b) a ratio of debt to tangible net worth not in excess of 7 to 1 and (c) a minimum tangible net worth of $21,000,000. (2) AEL Leasing Co., Inc. and American Commercial Credit Corp., on a separate Company basis, shall maintain a ratio of debt to tangible net worth not in excess of 7 to 1.

    The Company is in compliance with the above covenants as of December 31, 1993.

NOTE K -- STOCKHOLDERS' EQUITY

    The 8% noncumulative and nonvoting preferred stock has no earnings participation rights and, in case of involuntary liquidation, there is no preference to preferred stockholders other than the stated value of the stock. The preferred stock dividend was paid each quarter during 1993.

    The common stock of the Company is covered by an agreement restricting its sale, redemption or transfer.

    During 1993, the Company retired all treasury stock then held by the Company.

    The Company terminated on November 30, 1992 a non-qualified stock option plan for certain key employees. The options are exercisable at a price of 100% of the fair market value of the stock on the date that the option is granted. Options granted under the plan are exercisable at any time and expire five years from the date of issuance. An analysis of the activity in this plan for the last three years follows:

                                                                                                          OPTION PRICE
                                                                NUMBER OF COMMON SHARES                  PER SHARE FOR
                                                            1993          1992          1991              CURRENT YEAR
                                                         ----------    ----------    ----------        ------------------
     Options outstanding, January 1..................       102,620       141,500       112,930                --
     Options granted.................................            --            --        35,870                --
     Options exercised...............................       (11,300)      (16,045)       (1,600)             $6.17
     Options forfeited...............................       (16,350)      (22,835)       (5,700)         $6.17 TO $7.79
                                                         ----------    ----------    ----------
     Options outstanding, December 31................        74,970       102,620       141,500
                                                         ==========    ==========    ==========


    Under this stock option plan, the option price for the grant made in 1991 was $6.43 per share.

    The total options outstanding, by each year's option price, as of December 31, 1993 are: 21,000 at $7.41, 23,900 at $7.79 and 30,070 at $6.43.

NOTE L -- INCOME TAXES
    The total provision for income taxes consists of:

      (In thousands)                                                           1993             1992            1991
      ----------                                                            ----------       ----------       ---------
      Deferred income tax (benefit)
        Federal..........................................................   $      (18)      $     (979)      $    (226)
        State............................................................          124             (157)           (223)
                                                                            ----------       ----------       ---------
              Total deferred.............................................          106           (1,136)           (449)
                                                                            ----------       ----------       ---------
      Current income tax
        Federal..........................................................        1,596              882             955
        State............................................................          198              398             382
                                                                            ----------       ----------       ---------
              Total current..............................................        1,794            1,280           1,337
                                                                            ----------       ----------       ---------
              Total provision............................................   $    1,900       $      144       $     888
                                                                            ==========       ==========       =========

                                      46

    The sources of deferred income taxes (benefits) and the tax effect of each are as follows:

      (In thousands)                                                           1993             1992            1991
      ----------                                                            ----------       ----------       ---------
      Direct finance lease revenue and expenses..........................   $      141       $     (743)      $    (972)
      Alternative minimum tax credit.....................................           --            1,083             724
      Partnership     revenue     and     expenses    including    write-
        down of real estate..............................................         (216)          (1,310)             --
      State   tax   provision  (less  than)  in  excess  of  state  taxes
        currently payable................................................          124             (157)           (223)
      Other..............................................................           57               (9)             22
                                                                            ----------       ----------       ---------
              Total deferred.............................................   $      106       $   (1,136)      $    (449)
                                                                            ==========       ==========       =========


    The following is a reconciliation between the statutory federal income tax rate and the effective income tax rate on the total provision for income taxes:

                                                                                 1993            1992            1991
                                                                                  ---           -------         ------
      Statutory   federal   income   tax   rate   applied   to   earnings
        (loss) before income taxes and minority interest.................          34.0%          (34.0%)         34.0%
      Investment tax credit basis adjustment.............................            --              --            0.3
      Limited taxability of dividend income..............................          (0.1)           (1.7)          (0.4)
      State taxes, net of federal tax benefit............................           4.2            31.8            4.5
      Tax-exempt interest income.........................................            --            (1.2)          (0.7)
      Minority interest of partnership investments.......................          (0.7)           31.6           (0.1)
      Other, net.........................................................            --             2.3            0.4
                                                                                -------         -------         ------
              Effective rate.............................................          37.4%           28.8%          38.0%
                                                                                =======         =======         ======


    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 1993, in accordance with SFAS No. 109, are presented below:

      (In thousands)                                                            1993
      ----------                                                              --------
      Deferred tax assets:
        Allowance for possible lease and loan losses......................      $  840
        Partnership     revenue     and    expenses    including    write-
          down of real estate.............................................       1,674
        Other.............................................................         167
                                                                              --------
            Total gross deferred tax assets...............................       2,681
                                                                              --------

      Deferred tax liabilities:
        Direct finance lease revenue and expenses.........................      (1,229)
        Net    unrealized    holding    gains    for    available-for-sale
          securities......................................................        (708)
        Other.............................................................         (71)
                                                                              --------
            Total gross deferred tax liabilities..........................      (2,008)
                                                                              --------
            Deferred income taxes, net....................................      $  673
                                                                              ========


    In order to fully realize the gross deferred tax asset, the Company will need to generate future taxable income of approximately $7,900,000. Based upon the Company's current and historical tax history and the anticipated level of future taxable income, management of the Company believes the existing deductible temporary differences will, more likely than not, reverse in future periods in which the Company generates net taxable income. There can be no assurance, however, that the Company will generate any earnings or any specific level of continuing earnings.

    For income tax reporting purposes: The Company has no credit carryover to offset regular tax liability during 1993.

    For financial reporting purposes: (1) The Company records a provision for income taxes on the minority interest share of loss absorbed by the Company from any partnership investment. (2) The Company has no credit carryover to offset regular tax liability during 1993. (3) The Company records a deferred tax liability on the net unrealized holding gains for available-for-sale securities in accordance with SFAS No. 115.


NOTE M -- BUSINESS SEGMENTS
    The Company operates principally in three business segments, reports a fourth segment pertaining to general corporate and other, and discloses any significant transaction which is not specifically related to the normal operations of a segment:

    COMMERCIAL LEASING AND FINANCING -- leasing of various types of equipment under direct finance and operating leases, lease financing programs, and direct cash loans to commercial businesses.

    REAL ESTATE -- leasing of real estate property under operating leases, and investments in real estate. Three limited service hotel operations provide operating earnings on three equity investments. Real estate management, development and advisory services; and hotel management services are included.

    FURNITURE AND EQUIPMENT SALES -- selling various types of office furniture and equipment, and servicing equipment sold.

    GENERAL CORPORATE AND OTHER -- includes investment activities other than real estate; and consolidating elimination entries which are not material.

    UNALLOCATED GENERAL CORPORATE EXPENSE -- consists of interest expense allocated to the investments in marketable securities and long-term investments.

    Revenues by segment are comprised of revenues from unaffiliated customers; intersegment revenues are not significant.

    Operating profit is total revenue less directly incurred costs and expenses, and allocated corporate operating costs and expenses.

    Identifiable assets by industry are those assets of the Company that are used exclusively in or are reasonably allocated to operations in each industry. Assets employed by the segment "general corporate and other" are principally cash, investments exclusive of the real estate industry segment, and property and equipment.

    The following segment information is reconciled to the related consolidated financial statements' amounts.

      (In thousands)                                                             1993            1992            1991
      ----------                                                             ------------    ------------    ------------
      Revenues by business segment:
        Commercial leasing and financing.................................    $     19,529    $     20,862    $     23,066
        Real estate......................................................           4,973           1,822           6,037
        Furniture and equipment sales....................................             694             345               4
        General corporate and other......................................             461              67             228
                                                                             ------------    ------------    ------------
              Total......................................................    $     25,657    $     23,096    $     29,335
                                                                             ============    ============    ============

                                                                                 1993            1992            1991
                                                                             ------------    ------------    ------------
   Operating earnings (loss) by business segment:
        Commercial leasing and financing.................................    $      5,220    $      4,230    $      2,662
        Real estate......................................................            (713)         (4,744)           (307)
        Furniture and equipment sales....................................             175              31             (17)
        General corporate and other......................................             440              52             139
                                                                             ------------    ------------    ------------
              Total......................................................           5,122            (431)          2,477
        Unallocated general corporate expense............................             (44)            (69)           (137)
                                                                             ------------    ------------    ------------
        Earnings (loss) before income taxes and minority
          interest.......................................................    $      5,078    $       (500)   $      2,340
                                                                             ============    ============    ============
      Identifiable assets by segment:
        Commercial leasing and financing.................................    $    126,294    $    111,578    $    114,446
        Real estate......................................................          35,486          37,559          40,191
        Furniture and equipment sales....................................             681             777             239
        General corporate and other......................................           2,492           3,349           3,911
                                                                             ------------    ------------    ------------
              Total......................................................    $    164,953    $    153,263    $    158,787
                                                                             ============    ============    ============
      Capital expenditures:
        Commercial leasing and financing:
              Direct finance leases......................................    $     24,383    $     28,300    $     20,599
              Operating leases...........................................             328              75              22
              Other......................................................             163             211             149
        Real estate:
              Operating leases...........................................              --             294             418
              Other......................................................              --               2              11
        Furniture and equipment sales....................................              19              81              14
        General corporate and other......................................              --              --              --
                                                                             ------------    ------------    ------------
              Total......................................................    $     24,893    $     28,963    $     21,213
                                                                             ============    ============    ============
      Depreciation and amortization:
        Commercial leasing and financing:
              Direct finance leases......................................    $         --    $         --    $         --
              Operating leases...........................................              94              29              11
              Other......................................................             304             413             606
        Real estate:
              Operating leases...........................................           1,053           1,144           1,075
              Other......................................................             223             150             139
        Furniture and equipment sales....................................              33              33              15
        General corporate and other......................................              --              --               1
                                                                             ------------    ------------    ------------
              Total......................................................    $      1,707    $      1,769    $      1,847
                                                                             ============    ============    ============



NOTE N -- LEASES
    Rental expense included in operating expenses for each of the years in the three-year period ended December 31, 1993 was $77,000, $64,000 and $10,000, respectively. The Company also incurred rent expense on an operating lease with an investee partnership. The rent expense, aggregated $53,000 in 1991, and was reported as operating expense.

    As of December 31, 1993, the Company is committed to minimum rentals under various operating leases totaling $115,000. The minimum annual rentals for each of the five years subsequent to December 31, 1993 are as follows:
1994, $70,000; 1995, $38,000; 1996, $6,000; 1997, $1,000; and 1998, $0.

NOTE O -- COMMITMENTS AND CONTINGENCIES
    In the normal course of business, there are outstanding commitments and contingent liabilities on which management does not anticipate any material losses. Such commitments and contingent liabilities expose the company to various degrees and types of risks, including credit risk, interest rate risk, and liquidity risk.

    A summary of significant commitments and contingent liabilities as of December 31 follows:

      (In thousands)                                                                           1993           1992
      ----------                                                                            ----------     ----------
      Unused lines of credit............................................................       $38,183        $17,774
      Commitments to fund leases and loans..............................................       $   924        $ 1,314
      Financial guarantees for unconsolidated real estate partnerships..................       $ 2,400        $ 2,675


    Unused lines of credit represent conditional offers by the Company to lend additional funds to qualified customers. Commitments to fund leases and loans represent finance agreements secured by the Company wherein the equipment collateral has not yet been delivered. Financial guarantees are conditional commitments issued by the Company guaranteeing performance by an unconsolidated real estate partnership to a third party.

    Interest rate swap transactions are not reflected in the above table. The notional principal amounts of outstanding contracts were $2,000,000 and $3,000,000 as of December 31, 1993 and 1992. The weighted average maturity of these swap agreements was 2.2 and 0.7 years as of December 31, 1993 and 1992. The Company is exposed to loss should one of the counterparties to these agreements default when the variable rate exceeds the weighted average fixed rate. The weighted average rate paid by the Company was 4.25% and the weighted average rate received by the Company was 3.44% as of December 31, 1993.

    The Company's Employee Stock Option Plan (ESOP) terminated in 1993 and paid off the outstanding ESOP debt which was guaranteed by the Company.

    As of December 31, 1993, the Company was party (plaintiff or defendant) to certain legal actions. While any litigation has an element of uncertainty, management, after reviewing these actions with legal counsel, is of the opinion that the liability, if any, resulting from these actions will not have a material effect on the financial condition or results of operations of the Company.

    In connection with a state sales tax audit and the treatment of abandonment leases, the Company was assessed in 1992 an additional sales tax of $34,800 (net of income tax) and penalties and interest of $284,400 (net of income tax). During 1992, the Company paid and expensed $27,700 (net of income tax). During 1993, the Company expensed the balance due of $14,400 (net of income tax) after the penalties were waived and 94% of the interest reversed.

NOTE P -- CASH FLOW INFORMATION
    The following is the reconciliation of net earnings (loss) to net cash provided by operating activities for the years ended December 31:

      (In thousands)                                                                 1993          1992          1991
      ----------                                                                  ----------    ----------    ----------
      Net earnings (loss)......................................................   $    3,047    $     (413)   $    1,382
      Noncash    expenses,    revenues,    losses   and   gains   included   in
        net earnings (loss):
        Depreciation and amortization..........................................        1,707         1,769         1,847
        Excess    of    income   taxes   paid   over   provision   for   income
          taxes................................................................         (582)       (1,527)         (453)
        Net change in prepaid expenses and payables............................          437           351          (934)
        Decrease (increase) in income receivable...............................          136            (7)          571
        Lease purchase options: cash received in excess of earned..............        1,682         2,126         1,739
        Decrease in interest payable...........................................          (41)         (145)          (18)
        Gain   on   sale   of   debt   and   equity   securities,  finance  and
          operating      leases,      property      and      equipment,     and
          investments..........................................................       (1,479)       (1,283)       (1,904)
        Provision for possible lease and loan losses...........................        1,573         2,190         4,580
        Equity    loss    in    real   estate   partnerships   and   associated
          companies............................................................           76           279           164
        Provision for write-down of real estate................................          488         4,302            --
        Minority interest income (loss)........................................          131          (231)           70
                                                                                  ----------    ----------    ----------
      Net cash provided by operating activities................................   $    7,175    $    7,411    $    7,044
                                                                                  ==========    ==========    ==========


    The following is a schedule of noncash investing and financing activities for the years ended December 31:

      (In thousands)                                                                1993          1992          1991
      ----------                                                                 ----------    ----------    ----------
      Acquisition of Canyon Capital, Inc.:
        Net investment in finance receivables.................................      $12,186    $       --    $       --
        Other assets..........................................................   $       87    $       --    $       --
        Short-term debt assumed...............................................   $   (4,985)   $       --    $       --
        Long-term debt assumed................................................   $   (5,656)   $       --    $       --
        Security deposits.....................................................   $   (1,392)   $       --    $       --
        Other liabilities.....................................................   $     (240)   $       --    $       --
      Change in carrying value of available-for-sale securities:
        Investments in debt and equity securities.............................   $    2,082    $       --    $       --
        Deferred tax liabilities..............................................   $     (708)   $       --    $       --
        Net     unrealized     holding     gains     for    available-for-sale
          securities..........................................................   $   (1,374)   $       --    $       --
      Real    estate   partnerships,   previously   accounted   for   on   the
        equity   method,      now   included   in   the   consolidated  finan-
        cial statements:
        Operating lease assets and other assets acquired......................   $       --    $    1,927    $       --
        Long-term debt and other liabilities assumed..........................   $       --    $   (1,683)   $       --
        Partnership capital...................................................   $       --    $     (244)   $       --
      Investment    interest    in    real    estate    partnership   received
        from    minority   interest   in   payment   of   commercial   finance
        receivable............................................................   $      397    $      100    $       --
      Land     received     in     foreclosure     of    commercial    finance
        receivable............................................................   $       --    $      627    $       --
      New real estate partnerships:
        Operating lease assets acquired.......................................   $       --    $       --    $    3,166
        Long-term debt assumed................................................   $       --    $       --    $   (2,900)
        Partnership capital contribution of property..........................   $       --    $       --    $     (266)
      Operating lease asset reclassification:
        Net investment in finance receivables.................................   $       --    $       --    $      248
        Property under operating leases.......................................   $       --    $       --    $     (248)



NOTE Q -- FAIR VALUES OF FINANCIAL INSTRUMENTS
    The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" (SFAS No. 107), which requires the estimation of fair values of financial instruments, as defined in SFAS No. 107.
Limitations
    Estimates of fair value are made at a specific point in time, based upon, where available, relevant market prices and information about the financial instrument. Such estimates do not include any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. For a substantial portion of the Company's financial instruments, no quoted market exists. Therefore, estimates of fair value are necessarily based on a number of significant assumptions (many of which involve events outside the control of management). Such assumptions include assessments of current economic conditions, perceived risks associated with these financial instruments and their counterparties, future expected loss experience and other factors. Given the uncertainties surrounding these assumptions, the reported fair values represent estimates only and, therefore, cannot be compared to the historical accounting model. Use of different assumptions or methodologies are likely to result in significantly different fair value estimates.
    The estimated fair values presented neither include nor give effect to the values associated with the Company's existing customer relationships, property, equipment, goodwill or certain tax implications related to the realization of unrealized gains or losses.
    The following methods and assumptions were used by the Company to estimate the fair value as of December 31, 1993 of each class of financial instrument (refer to note B for the fair value of investments in debt and equity securities).
Net Investment in Finance Receivables
    The fair value of net investment in finance receivables with variable rates and no significant change in credit risk approximates the carrying amount. The fair value of fixed-rate finance receivables is estimated by discounting future cash flows using current rates at which similar leases and loans would be made to borrowers with similar credit ratings and for similar remaining maturities. Included in direct finance leasing receivables is the fair value of lessee purchase options which approximates the net residual valuation carrying amount.

Short-term Borrowings
    The fair value of short-term borrowings (refer to note H) is the amount payable.
Customer deposits
    Customer deposits are interest bearing and non-interest bearing deposits received on finance lease receivables and real estate operating leases. The carrying amount of these deposits approximates fair value.
Long-term debt
    The fair value of the Company's fixed rate long-term debt is estimated using discounted cash flow analyses based on the estimated current rates offered by banks to the Company for debt of similar remaining maturities, or current rates offered by the Company for subordinated investment certificate debt with similar remaining maturities. The fair value of floating rate long-term debt approximates the carrying amount.
Unused lines of credit
    Proceeds from both short-term and long-term lines of credit are issued at current market rates at the time of each borrowing. The fair value of such unused lines is considered nominal.
Commitments
    Unused lines of credit and commitments to fund leases and loans: the Company does not charge a fee to extend lines of credit and commitments to fund leases and loans to customers. Extension of credit is conditional upon Company approval (of the amount, rate, and maturity) at the time of request. The fair value of unused lines of credit and commitments to fund leases and loans is considered nominal.
    Financial guarantees for unconsolidated real estate partnerships: the Company receives nominal fees for two agreements, and the estimated cost to terminate such guarantees is considered nominal.
    Interest rate swap agreements: the fair value of interest rate swaps is based on the cost to terminate the agreement. The costs were obtained from the counterparties.
    The carrying amounts and estimated fair values of the Company's financial instruments as of December 31 were as follows:

                                                                         1993                             1992
                                                             ----------------------------     ----------------------------
                                                               CARRYING          FAIR           CARRYING          FAIR
                                                                AMOUNT          VALUE            AMOUNT           VAUE
                                                             ------------    ------------     ------------    ------------
      (In thousands)
      ----------
      Net investment in finance receivables
        Commercial financing receivables.................    $     35,050    $     34,952     $     32,948    $     32,054
        Direct finance leasing receivables...............          92,532          91,856           79,650          79,385
        Allowance    for    possible   lease   and   loan
          losses.........................................          (5,438)             --           (4,613)             --
                                                             ------------    ------------     ------------    ------------
          Total net investment...........................    $    122,144    $    126,808     $    107,985    $    111,439
                                                             ------------    ------------     ------------    ------------
      Short-term borrowings..............................    $     16,305    $     16,305     $      9,894    $      9,894
                                                             ------------    ------------     ------------    ------------
      Customer deposits..................................    $      2,188    $      2,188     $      1,038    $      1,038
                                                             ------------    ------------     ------------    ------------
      Long-term debt
        Senior debt......................................    $     63,733    $     63,876     $     62,210    $     62,626
        Nonrecourse and other debt.......................          23,515          24,205           24,768          25,138
        Subordinated debt................................          26,067          27,191           25,487          26,356
                                                             ------------    ------------     ------------    ------------
          Total long-term debt...........................    $    113,315    $    115,272     $    112,465    $    114,120
                                                             ------------    ------------     ------------    ------------
      Off-balance sheet financial instruments
        Cost to terminate interest rate swaps............    $          1    $          4     $         19    $         56
                                                             ------------    ------------     ------------    ------------


NOTE R -- ACQUISITION

    On June 1, 1993, the Company purchased all of the capital stock of Canyon Capital, Inc. ("Canyon") whose principal business consisted of financing and leasing equipment, for $4,270,000 in cash. Until the purchase, Canyon was a wholly-owned subsidiary of KOA Holdings, Inc. The purchase price was based principally on the book value of the common stock multiplied by a factor of 126.8%. The acquisition has been accounted for as a purchase and, accordingly, the results of operations of Canyon have been included in the Company's consolidated financial statements since the acquisition date.
    The following unaudited pro forma financial information for the years ended December 31, 1993 and 1992 presents the combined results of operations of the Company and Canyon as if the acquisition had occurred as of the beginning of 1992, after giving effect to certain adjustments. The pro forma financial information does not necessarily reflect the results of operations that would have occurred had the Company and Canyon constituted a single entity during such periods.

                                                                                         1993               1992
                                                                                    ---------------    ---------------
      Commercial leasing and financing revenue                                          $18,878,000        $23,511,000
      Net earnings                                                                      $ 3,018,000        $   373,000
      Earnings per share                                                               $       0.92       $       0.11

   In conjunction with the Company's acquisition of Canyon, Canyon recorded a total net loss of $139,000 for the five months ended May 31, 1993 (consisting of non-recurring after-tax charges of $269,000 and normal after-tax operating earnings of $130,000). The non-recurring after-tax charges were primarily due to additional charge-offs ($1,383,000) taken by Canyon and a replenishing of the allowance for possible lease and loan losses ($498,000) prior to the acquisition date. These additional adjustments were the result of applying the Company's more restrictive charge-off and reserving policies to Canyon's delinquent lease and loan accounts.

                    (This page intentionally left blank.)

                    (This page intentionally left blank.)

                         INDEPENDENT AUDITORS' REPORT


THE BOARD OF DIRECTORS
CANYON CAPITAL, INC.:

    We have audited the accompanying balance sheets of Canyon Capital, Inc. as of December 31, 1992 and 1991, and the related statements of earnings, stockholders' equity, and cash flows for each of the years in the two year period ended December 31, 1992. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Canyon Capital, Inc. as of December 31, 1992 and 1991, and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 1992, in conformity with generally accepted accounting principles.


                                                             KPMG PEAT MARWICK



Orange County, California
February 9, 1993

                             CANYON CAPITAL, INC.

                                BALANCE SHEETS

                          DECEMBER 31, 1992 AND 1991

                                     Assets                                                1992                   1991
                                      -----                                                ----                   ----
Cash                                                                                      $    91,776                 75,008
Investment in leases (notes 2, 3 and 5):
  Gross lease receivables                                                                  24,488,598             27,925,322
  Estimated residual values                                                                   752,204                958,471
  Deferred lease origination costs, net                                                       731,683                853,221
  Equipment held for lease                                                                    690,398                896,679
                                                                                     ----------------       ----------------
                                                                                           26,662,883             30,633,693
  Less:
    Security deposits                                                                      (1,636,306)            (1,552,357)
    Unearned income                                                                        (6,623,228)            (7,984,825)
    Allowance for possible credit losses                                                   (1,501,192)            (1,380,166)
                                                                                     ----------------       ----------------
      Net investment in leases                                                             16,902,157             19,716,345
                                                                                     ----------------       ----------------
Other receivables                                                                             119,344                154,945
Furniture and equipment, net (note 4)                                                          20,766                 28,450
Other assets                                                                                   40,796                 45,774
                                                                                     ----------------       ----------------
                                                                                          $17,174,839             20,020,522
                                                                                     ================       ================
                      Liabilities and Stockholders' Equity
                            ------------------------
Equipment obligations (note 5)                                                            $ 8,473,414             12,671,455
Accounts payable and accrued expenses                                                         190,615                259,098
Notes payable to Parent Company (note 3)                                                    4,300,000              3,300,000
Income taxes payable (note 7)                                                                  38,942                  2,279
Deferred income taxes (note 7)                                                                972,000                965,000
                                                                                     ----------------       ----------------
      Total liabilities                                                                    13,974,971             17,197,832
                                                                                     ----------------       ----------------
Stockholder's equity:
  Common stock, $1 par value; 100,000 shares
    authorized; 10,000 shares issued
    and outstanding                                                                            10,000                 10,000
  Additional paid-in capital                                                                  320,600                320,600
  Retained earnings                                                                         2,869,268              2,492,090
                                                                                     ----------------       ----------------
      Total stockholder's equity                                                            3,199,868              2,822,690
Commitments (note 8)                                                                               --                     --
                                                                                          $17,174,839             20,020,522
                                                                                     ================       ================


               See accompanying notes to financial statements.

                                      55

                             CANYON CAPITAL, INC.

                            STATEMENT OF EARNINGS

                    YEARS ENDED DECEMBER 31, 1992 AND 1991

                                                                                            1992                 1991
                                                                                            ----                 ----
Revenues:
  Lease income (note 6)                                                                    $4,513,257            4,789,714
  Interest income                                                                              10,975               14,649
  Late charges                                                                                108,542               94,215
                                                                                       --------------       --------------
                                                                                            4,632,774            4,898,578
                                                                                       --------------       --------------
Cost and expenses:
  Interest                                                                                  1,430,008            1,984,360
  Provision for possible credit losses                                                      1,178,411              964,085
  Selling, general and administrative                                                         787,738              726,168
  Amortization of deferred lease origination costs                                            508,439              485,039
                                                                                       --------------       --------------
                                                                                            3,904,596            4,159,652
                                                                                       --------------       --------------
    Earnings before income tax expense                                                        728,178              738,926
Income tax expense (note 7)                                                                   351,000              351,000
                                                                                       --------------       --------------
    Net earnings                                                                           $  377,178              387,926
                                                                                       ==============       ==============


               See accompanying notes to financial statements.

                             CANYON CAPITAL, INC.

                      STATEMENTS OF STOCKHOLDER'S EQUITY

                    YEARS ENDED DECEMBER 31, 1992 AND 1991

                                                                           ADDITIONAL                            TOTAL
                                                  COMMON STOCK
                                            -------------------------       PAID-IN          RETAINED        STOCKHOLDER'S
                                              SHARES         AMOUNT         CAPITAL          EARNINGS           EQUITY
                                            ----------     ----------     ------------     ------------     ---------------
Balance at December 31, 1990                    10,000        $10,000          320,600        2,104,164           2,434,764
Net earnings                                        --             --               --          387,926             387,926
                                            ----------     ----------     ------------     ------------     ---------------
Balance at December 31, 1991                    10,000         10,000          320,600        2,492,090           2,822,690
Net earnings                                        --             --               --          377,178             377,178
                                            ----------     ----------     ------------     ------------     ---------------
Balance at December 31, 1992                    10,000        $10,000          320,600        2,869,268           3,199,868
                                            ==========     ==========     ============     ============     ===============


               See accompanying notes to financial statements.

                             CANYON CAPITAL, INC.

                           STATEMENTS OF CASH FLOWS

                    YEARS ENDED DECEMBER 31, 1992 AND 1991

                                                                                            1992                  1991
                                                                                            ----                  ----
Operating activities:
  Net earnings                                                                              $  377,178               387,926
  Adjustments to reconcile net earnings to cash
    provided by operating activities:
      Provision for possible credit losses                                                   1,178,411               964,085
      Deferred income tax provision (benefit)                                                    7,000               (20,000)
      Amortization of deferred lease origination costs                                         508,439               485,039
      Depreciation and other amortization                                                       20,491                26,738
      Decrease (increase) in other receivables                                                  35,601               (20,785)
      Increase in other assets                                                                  (3,713)              (41,619)
      Decrease in accounts payable and accrued expenses                                        (68,483)              (44,931)
      Increase (decrease) in income taxes payable                                               36,663              (190,270)
                                                                                       ---------------       ---------------
      Net cash provided by operating activities                                              2,091,587             1,546,183
                                                                                       ---------------       ---------------
Investing activities:
  Principal collections on leases                                                            8,249,529             7,997,015
  Additions to net investment in leases                                                     (7,122,191)           (8,542,797)
  Additions to furniture and equipment                                                          (4,116)               (1,033)
                                                                                       ---------------       ---------------
    Net cash provided by (used for) investing activities                                     1,123,222              (546,815)
                                                                                       ---------------       ---------------
Financing activities:
  Proceeds from issuance of equipment obligations                                            3,489,505             5,847,071
  Repayments of equipment obligations                                                       (7,687,546)           (9,161,335)
  Proceeds from notes payable to Parent Company                                              1,000,000             2,300,000
                                                                                       ---------------       ---------------
    Net cash used by financing activities                                                   (3,198,041)           (1,014,264)
                                                                                       ---------------       ---------------
    Net increase (decrease) in cash                                                             16,768               (14,896)
Cash at beginning of year                                                                       75,008                89,904
                                                                                       ---------------       ---------------
Cash at end of year                                                                         $   91,776                75,008
                                                                                       ===============       ===============
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest                                                                                $1,424,888             1,973,855
                                                                                       ===============       ===============
    Income taxes                                                                            $  307,337               561,270
                                                                                       ===============       ===============


               See accompanying notes to financial statements.

                             CANYON CAPITAL, INC.

                        NOTES TO FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business and Organization
    Canyon Capital, Inc. (the "Company") is a wholly-owned subsidiary of KOA Holdings Inc. (the "Parent Company") and is in the business of providing equipment financing to small businesses under direct financing leases. A portion of the Company's business (approximately 10% in 1992 and 8% in 1991) is leasing printing equipment to franchisees of Sir Speedy, Inc., also a wholly-owned subsidiary of the Parent Company.

Investment in Leases
    In accounting for direct financing leases, no income is recorded initially. The finance charges are deferred and subsequently amortized to income over the respective lease terms to produce a level rate of return on the unrecovered investments.

    Residual values are unguaranteed and represent amounts estimated to be recoverable on disposition of the equipment at the end of the lease terms. The Company periodically reviews the residual value estimates to ascertain if any impairment to the carrying value has occurred. Writedowns to the carrying values are recorded when identified. Gains are recorded only when realized. Terms of leases vary from two to five years; the majority are written for five years.

Deferred Lease Origination Fees and Costs
    All fees and direct costs associated with the origination of leases are deferred and amortized to operations over the respective lease terms using the interest method. The amortization of fees is recorded as an adjustment to yield while the amortization of direct costs is recorded as an operating expense.

Allowance for Possible Credit Losses
    The provision for possible credit losses is charged to operating expense based on management's evaluation of the lease portfolio, including residual values. It is management's policy to maintain the allowance for possible credit losses at an adequate level to absorb losses that may occur in the lease portfolio.

Equipment Held for Lease
    Equipment held for lease consists of new and used equipment and is carried at the lower of cost or market on a specific identification basis.

Furniture and Equipment
    Furniture and equipment are stated at cost less accumulated depreciation, which is charged to expense on a straight-line basis over the estimated useful lives of the related assets, principally five years.

Income Taxes
    The Company files a consolidated Federal tax return with the Parent Company. Tax expense is determined on a separate return basis.

    Deferred income taxes are provided for temporary differences arising from the classification of leases as operating leases for tax purposes and capital leases for financial reporting purposes in accordance with the provisions of Statement of Financial Accounting Standards No. 96, "Accounting for Income Taxes" ("FASB 96"). The Financial Accounting Standards Board has issued Statement 109, "Accounting for Income Taxes" ("FASB 109") which will supersede FASB 96. FASB 109 must be adopted in the first quarter of fiscal 1993 and may be adopted either prospectively or retroactively. The Company believes that the implementation of FASB 109 will not have a material impact on its financial statements.

(2) INVESTMENT IN LEASES

    The gross maturities of lease receivables at December 31, 1992 are as follows:
                                    Year Ended
                                   December 31,
                                ------------------
                                       1993                  $ 9,851,280
                                       1994                    7,420,065
                                       1995                    4,386,768
                                       1996                    1,927,787
                                       1997                      902,698
                                                         ---------------
                                                             $24,488,598
                                                         ===============

    Lease receivables totaling $14,506,096 and the underlying leased equipment are pledged under equipment obligations (Note 5)

    The credit risk associated with the Company's lease receivables arises in the normal course of business throughout the United States, with some geographic concentration. Geographic concentrations (based on gross lease receivables) exist in California (68%) and Arizona (6%). The Company has identified the following significant concentration by industry type (based on gross lease receivables) of 23% for the printing industry.

(3) TRANSACTIONS WITH PARENT COMPANY AND AFFILIATES

    The notes payable to Parent Company totaling $4,300,000 and $3,300,000 at December 31, 1992 and 1991, respectively, are subordinated to the Company's equipment obligations. Interest is payable monthly at the prime lending rate plus 1% and totaled $254,186 in 1992 and $104,142 in 1991. The prime lending rate as of December 31, 1992 was 6%.

    The Company purchases equipment from Sir Speedy, Inc. for lease to Sir Speedy franchised printing centers; such purchases totaled approximately $225,000 in 1992 and $350,000 in 1991. Included in gross lease receivables at December 31, 1992 were three leases to affiliates totaling approximately $17,000.

(4) FURNITURE AND EQUIPMENT

    Furniture and equipment are stated at cost less accumulated depreciation as follows:
                                                      1992       1991
                                                    --------    -------
      Furniture and equipment                       $110,959    106,843
      Accumulated depreciation                       (90,193)   (78,393)
                                                    --------    -------
                                                    $ 20,766     28,450
                                                    ========    =======

(5) EQUIPMENT OBLIGATIONS

    Equipment obligations consist of debt incurred in acquiring equipment for lease and are secured by the related lease receivables and underlying equipment. Interest rates on these obligations range from 7.5% to 11.25%. Interest expense averaged 10.6% in 1992 and 11.9% in 1991. Maturities of equipment obligations as of December 31, 1992 are as follows:
                                    Year Ended
                                   December 31,
                                ------------------
                                       1993                   $3,543,212
                                       1994                    2,448,991
                                       1995                    1,532,768
                                       1996                      724,670
                                       1997                      223,773
                                                          --------------
                                                              $8,473,414
                                                          --------------
                                                          --------------

(6) LEASE INCOME

    Lease income is summarized as follows:

                                                                                     1992                1991
                                                                                --------------       ------------
           Deferred lease income recognized using the
             interest method                                                        $4,274,807          4,578,232
           Gain on residual values                                                     238,450            208,782
           Other                                                                            --              2,700
                                                                                --------------       ------------
                                                                                    $4,513,257          4,789,714
                                                                                ==============       ============


(7) INCOME TAXES

    Income tax expense (benefit) consists of:

                                                                        Federal            State           Total
                                                                      ------------       ---------       ----------
           1992:
                        Current                                           $264,000          80,000          344,000
                        Deferred                                             6,000           1,000            7,000
                                                                      ------------       ---------       ----------
                                                                          $270,000          81,000          351,000
                                                                      ============       =========       ==========
           1991:
                        Current                                           $296,000          75,000          371,000
                        Deferred                                           (18,000)         (2,000)         (20,000)
                                                                      ------------       ---------       ----------
                                                                          $278,000          73,000          351,000
                                                                      ============       =========       ==========

    Actual income tax expense differs from the amount computed by applying the statutory Federal income tax rate of 34% to earnings before income tax expense as follows:

                                                                            1992                        1991
                                                                   ----------------------       --------------------
                                                                      Amount         %            Amount        %
                                                                   ------------    ------       ----------    ------
           Tax at statutory rate                                       $248,000      34.0          251,000      34.0
           State income taxes, net of Federal
             income tax benefit                                          53,000       7.3           48,000       6.5
           Other                                                         50,000       6.9           52,000       7.0
                                                                   ------------    ------       ----------    ------
                                                                       $351,000      48.2          351,000      47.5
                                                                   ============    ======       ==========    ======


    Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of the $972,000 deferred tax liability at December 31, 1992 relate to differences arising from the classification of leases as operating leases for tax purposes and capital leases for financial reporting purposes.

(8) COMMITMENTS

    The Company has a two-year operating lease commitment for rental of its office space requiring rental payments totaling $42,000 per year in 1993 and 1994.

    Rental expense totaled $44,148 and $37,423 in 1992 and 1991, respectively.

                   HORRIGAN AMERICAN, INC. AND SUBSIDIARIES

                       UNAUDITED PRO FORMA CONSOLIDATED

                      CONDENSED STATEMENT OF OPERATIONS

    The attached pro forma financial information gives effect to the acquisition of Canyon Capital, Inc. ("Canyon") by the Company. The pro forma consolidated condensed statements of operations for the year ended December 31, 1992 reflects the operations of the combined entities as though the acquisition has been made at the beginning of 1992. It should be read in conjunction with the historical consolidated financial statements and notes thereto of the Company and Canyon as of and for the year ended December 31, 1992.

    The pro forma financial information does not purport to be indicative of the actual results of operations that would have occurred if the acquisition had been consummated on the date indicated or that may be obtained in the future. Adjustments in anticipation of cost savings through consolidation of the Company and Canyon are not included.

    The pro forma adjustments reflected in the pro forma statements of operations include adjustments to amortize the discount on the acquired net investment in finance receivables; to record the interest incurred on funds borrowed to fund the purchase and to refinance all outstanding debt of Canyon, and to remove Canyon's historical interest expenses; and to apply the Company's estimated incremental income tax rate. The pro forma statement of operations does not reflect a five-year covenant not to compete entered into as part of the acquisition, or the amortization thereof, because the amount is contingent upon future recoveries of previously charged off accounts. The amount, if any, will be amortized, beginning in the period in which the amount is determined, using the straight line method over the remainder of the five year term.

                   HORRIGAN AMERICAN, INC. AND SUBSIDIARIES

                  UNAUDITED PRO FORMA CONSOLIDATED CONDENSED

                           STATEMENT OF OPERATIONS

                         YEAR ENDED DECEMBER 31, 1992

                   ($ IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  HORRIGAN        CANYON         PRO FORMA
                                                                 HISTORICAL     HISTORICAL      ADJUSTMENTS       PRO FORMA
                                                                ------------    -----------    --------------    ------------
Finance Revenues:
  Commercial leasing and financing
    revenues................................................         $18,869        4,524           118 (a)            23,511
  Interest expense..........................................           8,444        1,430          (541)(b)             9,333
                                                                      ------      -------        ------                 -----
      Finance revenue margin................................          10,425        3,094           659                14,178
  Provision for possible lease and loan losses..............           2,190        1,179             0                 3,369
                                                                      ------      -------        ------                 -----
      Finance revenues after provision for possible lease
        and loan losses.....................................           8,235        1,915           659                10,809
                                                                      ------      -------        ------                 -----
Net operating lease revenues................................           1,956            0             0                 1,956
Total other operating revenues..............................          (1,708)         109             0                (1,599)
Operating expenses:
  Salaries and employees benefits...........................          (4,646)        (588)            0                (3,234)
  Other expenses............................................          (4,337)        (708)            0                (5,045)
                                                                      ------      -------        ------                 -----
Earnings (loss) before income taxes and minority interest...            (500)         728           659                   887
  Provision for income taxes................................             144          351           250 (c)               745
                                                                      ------      -------        ------                 -----
Earnings (loss) before minority interest....................            (644)         377           409                   142
  Minority interest loss....................................             231            0             0                   231
                                                                      ------      -------        ------                 -----
Net earnings (loss).........................................            (413)         377           409                   373
                                                                      ======      =======        ======                 =====
Net earnings (loss) per common share........................            0.13                                             0.11
                                                                      ======                                            =====
Weighted number of shares outstanding.......................       3,310,584                                        3,310,584
                                                                ============                                     ============

- ---------
(a) The finance receivables acquired were valued at their estimated fair values as of May 31, 1993. The resulting discount is being amortized into finance revenue over the remaining life of the portfolio to produce a constant yield to maturity.
(b) The debt to fund the purchase of the capital stock of Canyon and to pay-off all of the outstanding debt as of June 1, 1993 has been borrowed under existing Company credit lines at a blended rate of 5.07%. Canyon's historical interest expense has been removed and replaced with estimated interest expense under the new funding terms using average balances outstanding for the period.
(c) The pro forma adjustment to the provision for income taxes is calculated using an estimated incremental income tax rate of 38%.

==============================================================================
                              TABLE OF CONTENTS
                                                         PAGE
                                                          ---
Available Information.................................      2
Incorporation of Certain Documents by
  Reference...........................................      2
The Company...........................................      3
Investment Considerations and Risk
  Factors.............................................      3
Prospectus Summary....................................      4
Capitalization........................................      6
Use of Proceeds.......................................      8
Business..............................................      8
Selected Financial Data...............................     19
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..........................................     20
Description of Subordinated Investment
  Certificates........................................     27
Legal Opinion.........................................     31
Experts...............................................     31
Additional Information................................     31
Financial Statements..................................     32
                                --------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY TO WHICH THIS PROSPECTUS RELATES IN ANY STATE TO ANY PERSON TO WHOM IT IS UNLAWFUL FOR THE COMPANY TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS HEREIN SET FORTH SINCE THE DATE HEREOF.
==============================================================================


==============================================================================
SUBORDINATED                      INVESTMENT                      CERTIFICATES
                                1994 SERIES 8
                                1994 SERIES A
                                1994 SERIES B
                                1994 SERIES C
                               PASSBOOK SERIES
                                APRIL   , 1994
==============================================================================

                                   PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

          Registration fee...............................   $ 8,620
          Accounting and legal fees*.....................    21,000
          Printing and engraving*........................    24,000
          Blue sky fees*.................................       250
          Trustee's fees.................................     2,000
          Other*.........................................       600
                                                              -----
                                                            $56,470
                                                              -----
- ---------                                                     -----
*Estimated

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The registrant's by-laws require the registrant to indemnify any person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding (including an action or suit by or in the right of the registrant) by reason of the fact that he is or was a director or officer of the registrant or is or was serving at the request of the registrant as a director, officer, employee, fiduciary or agent of another corporation, trust, employee benefit plan or other enterprise against expenses, liabilities and losses (including attorneys' fees, judgments, penalties, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the registrant, and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. Such indemnification as to expenses is mandatory to the extent the individual is successful on the merits of the matter. Indemnification is not permitted in connection with actions or suits by or in the right of the registrant if the person is adjudged liable to the registrant, unless a court determines that such indemnification is proper. Pennsylvania law in addition permits the registrant to provide similar indemnification to employees and agents who are not directors or officers. The determination of whether an individual meets the applicable standard of conduct may be made by the disinterested directors, independent legal counsel, or the shareholders.

ITEM 16. EXHIBITS.

    The following exhibits are filed herewith or incorporated by reference.

    Certain exhibits are incorporated by reference to registrant's Annual Report on Form 10-K for the year ended December 31, 1993 (the "1993 Form 10-K"); to registrant's registration statement on Form S-2, No. 33-59620, filed March 16, 1993 (the "1993 Form S-2"); to registrant's current report on Form 8-K, filed June 16, 1993 (the "1993 Form 8-K"); to registrant's Annual Report on Form 10-K for the year ended December 31, 1992 (the "1992 Form 10-K"); to registrant's current report on Form 8-K, filed February 18, 1992 (the "1992 Form 8-K"); to registrant's registration statement on Form S-2, No. 33-46346, filed March 12, 1992 (the "1992 Form S-2"); to registrant's Annual Report on Form 10-K for the year ended December 31, 1991 (the "1991 Form 10-K"); to registrant's registration statement on Form S-2, No. 33-39469, filed March 15, 1991 (the "1991 Form S-2"); to registrant's registration statement on Form S-2, No. 33-33771, filed March 7, 1990

(the "1990 Registration Statement"); to registrant's registration statement on Form S-2, No. 33-28009, filed April 7, 1989 (the "1989 Registration
Statement"); to registrant's registration statement on Form S-2, No. 33-20953, filed March 30, 1988 (the "1988 Registration Statement"); to registrant's
Annual Report on Form 10-K for the year ended December 31, 1987 (the "1987
Form 10-K"); to registrant's registration statement on Form S-2, No. 33-12869, filed March 24, 1987 (the "1987 Registration Statement"); to registrant's registration statement on Form S-2, No. 33-4051, filed March 17, 1986 (the
"1986 Registration Statement"); to registrant's Annual Report on Form 10-K for the year ended December 31, 1985 (the "1985 Form 10-K"); to registrant's registration statement on Form S-1, No. 2-96525, filed March 19, 1985 (the
"1985 Registration Statement"); to registrant's Registration Statement on Form S-1, No. 2-90161, filed March 26, 1984 (the "1984 Registration Statement"); to registrant's registration statement on Form S-1, No. 2-82551, filed March 21, 1983 (the "1983 Registration Statement") or Amendment No. 1 thereto, filed
April 28, 1983 (the "1983 Amendment"); to Amendment No. 1 to the registration statement on Form S-1, No. 2-76479, of registrant's predecessor, Horrigan Companies, Inc. ("HCI"), filed April 14, 1982 (the "1982 Amendment"); to Amendment No. 1, filed April 24, 1981, to HCI's registration statement on Form S-1, No. 2-71420, (the "1981 Amendment"); or to Amendment No. 1 to HCI's registration statement on Form S-1, No. 2-58452, filed July 1, 1977 (the "1977 Amendment").
EXHIBIT                EXHIBIT                  INCORPORATION BY REFERENCE
 NO.                 DESCRIPTION                      (IF APPLICABLE)
- -----     ---------------------------------  ---------------------------------
 2.1      Asset Purchase Agreement dated     Exhibit 1 to the 1992 Form 8-K is
          January 31, 1992, among Reli       incorporated by reference
          Financial Corp., American
          Commercial Credit Corp., and AEL
          Leasing Co., Inc. (Schedules,
          described in the agreement, are
          omitted but will be furnished
          supplementally to the Commission
          upon request.)

 2.2      Non-Competition Agreement dated    Exhibit 2 to the 1992 Form 8-K is
          January 31, 1992, among General    incorporated by reference
          Electric Capital Corporation,
          LeaseAmerica Corporation, Reli
          Financial Corp., AEL Leasing Co.,
          Inc., and American Commercial
          Credit Corp.

 2.3      Agreement for Purchase and Sale    Exhibit 1 to the 1993 Form 8-K is
          of Stock dated June 1, 1993,       incorporated by reference
          between KOA Holdings, Inc. and
          American Commercial Credit Corp.
          (Schedules and exhibits,
          described in the agreement, are
          omitted but will be furnished
          supplementally to the Commission
          upon request.)

 2.4      Non-Competition Agreement dated    Exhibit 2 to the 1993 Form 8-K is
          June 1, 1993, between KOA          incorporated by reference
          Holdings, Inc. and American
          Commercial Credit Corp.

 2.5      Consulting Agreement dated June    Exhibit 3 to the 1993 Form 8-K is
          1, 1993, between American          incorporated by reference
          Commercial Credit Corp. and
          Thomas O'Connor

 4.1      Indenture dated as of July 21,     Exhibit 4(c) to the 1977
          1977                               Amendment is incorporated by
                                             reference

 4.2      First Supplemental Indenture       Exhibit 4(a)(2) to the 1981
                                             Amendment is incorporated by
                                             reference

EXHIBIT                EXHIBIT                  INCORPORATION BY REFERENCE
 NO.                 DESCRIPTION                      (IF APPLICABLE)
- -------   ---------------------------------  ---------------------------------

 4.3      Second Supplemental Indenture      Exhibit 4(a)(3) to the 1982
                                             Amendment is incorporated by
                                             reference

 4.4      Third Supplemental Indenture       Exhibit 4.4 to the 1983
                                             Registration Statement is
                                             incorporated by reference

 4.5      Fourth Supplemental Indenture      Exhibit 4.5.1 to the 1983
                                             Amendment is incorporated by
                                             reference

 4.6      Fifth Supplemental Indenture       Exhibit 4.7 to the 1984
                                             Registration Statement is
                                             incorporated by reference

 4.7      Sixth Supplemental Indenture       Exhibit 4.8 to the 1985
                                             Registration Statement is
                                             incorporated by reference

 4.8      Seventh Supplemental Indenture     Exhibit 4.11 to the 1986
                                             Registration Statement is
                                             incorporated by reference

 4.9      Eighth Supplemental Indenture      Exhibit 4.11 to the 1987
                                             Registration Statement is
                                             incorporated by reference

 4.10     Ninth Supplemental Indenture       Exhibit 4.12 to the 1988
                                             Registration Statement is
                                             incorporated by reference

 4.11     Tenth Supplemental Indenture       Exhibit 4.13 to the 1989
                                             Registration Statement is
                                             incorporated by reference

 4.12     Eleventh Supplemental Indenture    Exhibit 4.12 to the 1990
                                             Registration Statement is
                                             incorporated by reference

 4.13     Twelfth Supplemental Indenture     Exhibit 4.13 to the 1991
                                             Registration Statement is
                                             incorporated by reference

 4.14     Thirteenth Supplemental Indenture  Exhibit 4.14 to the 1991 Form 10-
                                             K is incorporated by reference

 4.15     Fourteenth Supplemental Indenture  Exhibit 4.15 to the 1992
                                             Registration Statement is
                                             incorporated by reference

 4.16     Fifteenth Supplemental Indenture   Exhibit 4.16 to the 1993
                                             Registration Statement is
                                             incorporated by reference

 4.17     Sixteenth Supplemental Indenture
          (including forms of 1994 Series
          8, A, B and C Subordinated
          Investment Certificates being
          registered hereunder

 4.18     Form of Passbook Series            Exhibit 4.16 to the 1992
          Certificate                        Registration Statement is
                                             incorporated by reference

 5        Opinion of Drinker Biddle & Reath

          Employment agreements:
10.1      J. F. Horrigan, Jr.                Exhibits 10.1 through 10.5
10.2      A. A. Haberberger                  inclusive to the 1993 Form 10-K
10.3      W. M. Horrigan                     are incorporated by reference
10.4      V. A. Faino
10.5      J. F. Horrigan, III

EXHIBIT                EXHIBIT                  INCORPORATION BY REFERENCE
 NO.                 DESCRIPTION                      (IF APPLICABLE)
- --------  ---------------------------------  ---------------------------------

          Split-Dollar Insurance
10.6      J. F. Horrigan, Jr., 11/27/85      Exhibits 10.8 and 10.9 to the
10.7      R. W. Horrigan, 11/27/85           1985 Form 10-K are incorporated
                                             by reference

10.8      Amended and Restated Shareholders  Exhibit 10.21 to the 1985 10-K is
          Agreement dated as of April 16,    incorporated by reference
          1985

          Redemption Agreements
10.9      J. F. Horrigan, Jr.                Exhibits 10.8 through 10.10 to
10.10     A. A. Haberberger                  the 1992 Form 10-K are
10.11     W. M. Horrigan                     incorporated by reference.

10.12     Horrigan American, Inc. 401(k)     Exhibit 10.12 to the 1993 Form
          Retirement Plan                    10-K is incorporated by reference

10.13     1987 Stock Option Plan             Exhibit 10.20 to the 1987 Form
                                             10-K is incorporated by reference

10.14     Stockholders' Agreement for        Exhibit 10.25 to the 1985 Form
          Outside Directors dated March 25,  10-K is incorporated by reference
          1985

10.15     Phantom Stock Plan                 Exhibit 10.15 to the 1993 Form
                                             10-K is incorporated by reference

11        Statement of calculation of
          earnings per share

12        Statement of calculation of
          ratios of earnings to fixed
          charges

24.1      Consents of KPMG Peat Marwick

          Consent of Counsel                 Included in Exhibit 5

26        Statement of Eligibility and
          Qualification of Trustee under
          the Indenture

27        Financial Data Schedule

ITEM 17. UNDERTAKINGS.

    The undersigned registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1993;

            (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

            (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

    PURSUANT TO THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF READING, AND COMMONWEALTH OF PENNSYLVANIA ON THE 18TH DAY OF MARCH, 1994.
                                          HORRIGAN AMERICAN, INC.
                                             /s/  JOHN F. HORRIGAN, JR.
                                        By:
                                           -----------------------------------
                                                  JOHN F. HORRIGAN, JR.
                                                        CHAIRMAN
                              POWER OF ATTORNEY
    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John F. Horrigan, Jr., Arthur A. Haberberger, Robert Ordway, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities (including his or her capacity as a director and/or officer of Horrigan American, Inc.), to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT OR AMENDMENT THERETO HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.
         SIGNATURES                         TITLE                    DATE
         ----------                         -----                    ----

/s/  JOHN F. HORRIGAN, JR.     Chairman of the Board of         March 18, 1994
                               Directors
- -----------------------------
    JOHN F. HORRIGAN, JR.

/s/  ARTHUR A. HABERBERGER     President (principal executive   March 18, 1994
                               officer)
- -----------------------------    and Director
    ARTHUR A. HABERBERGER

   /s/  ROBERT ORDWAY          Senior Vice President            March 18, 1994
- -----------------------------  (principal
        ROBERT ORDWAY            financial and accounting
                               officer)

/s/  RICHARD W. HORRIGAN       Director                         March 18, 1994
- -----------------------------
     RICHARD W. HORRIGAN

/s/  W. MICHAEL HORRIGAN       Director                         March 18, 1994
- -----------------------------
     W. MICHAEL HORRIGAN

 /s/  S. D. KLINE, JR.         Director                         March 18, 1994
- -----------------------------
      S. D. KLINE, JR.

/s/  JOHN A. MULLINEAUX        Director                         March 18, 1994
- -----------------------------
     JOHN A. MULLINEAUX

/s/  ELIZABETH HORRIGAN        Director                         March 18, 1994
         RATHZ
- -----------------------------
  ELIZABETH HORRIGAN RATHZ

/s/  RICHARD W. HORRIGAN,      Director                         March 18, 1994
          JR.
- -----------------------------
  RICHARD W. HORRIGAN, JR.

/s/  ALTHEA L. A. SKEELS       Director                         March 18, 1994
- -----------------------------
     ALTHEA L. A. SKEELS

                                                                  EXHIBIT 4.17

                      SIXTEENTH SUPPLEMENTAL INDENTURE,

                          DATED AS OF APRIL 1, 1994
                              TO INDENTURE DATED
                            JULY 21, 1977, BETWEEN

                           HORRIGAN AMERICAN, INC.

                                     AND

                   FIRST EASTERN BANK, NATIONAL ASSOCIATION

                      SIXTEENTH SUPPLEMENTAL INDENTURE,

                          DATED AS OF APRIL 1, 1994
                              TO INDENTURE DATED
                            JULY 21, 1977, BETWEEN

                           HORRIGAN AMERICAN, INC.

                                     AND

                   FIRST EASTERN BANK, NATIONAL ASSOCIATION

    HORRIGAN AMERICAN, INC., a Pennsylvania corporation (hereinafter called the "Company"), and FIRST EASTERN BANK, NATIONAL ASSOCIATION, successor trustee to Mellon Bank, N.A. under the Indenture hereinafter mentioned (hereinafter called the "Trustee"), are parties to an Indenture dated as of July 21, 1977, as amended by a First Supplemental Indenture dated as of May 1, 1981, by a Second Supplemental Indenture dated as of May 1, 1982, by a Third Supplemental Indenture dated as of December 1, 1982, by a Fourth Supplemental Indenture dated as of May 1, 1983, by a Fifth Supplemental Indenture dated as of April 1, 1984, by a Sixth Supplemental Indenture dated as of April 1, 1985, by a Seventh Supplemental Indenture dated as of April 1, 1986, by an Eighth Supplemental Indenture dated as of April 1, 1987, by a Ninth Supplemental Indenture dated as of April 1, 1988, by a Tenth Supplemental Indenture dated as of April 1, 1989, by an Eleventh Supplemental Indenture dated as of April 1, 1990, by a Twelfth Supplemental Indenture dated as of April 1, 1991, by a Thirteenth Supplemental Indenture dated as of September 1, 1991, by a Fourteenth Supplemental Indenture dated as of April 1, 1992, and by a Fifteenth Supplemental Indenture dated as of April 1, 1993 (such Indenture, as so amended, being herein called the "Indenture"), relating to securities of the Company known as Subordinated Investment Certificates. The Company is successor under the Indenture to Horrigan Companies, Inc., a Pennsylvania corporation, the original obligor under the Indenture and the issuer of certain Subordinated Investment Certificates heretofore issued under the Indenture.

    The Company and the Trustee agree as follows, intending to be legally bound:

        Authorization of Additional Series of Debentures. The Indenture is amended by inserting after Article XXVIII thereof the following:

                                ARTICLE XXVIII

                       ADDITIONAL SERIES OF DEBENTURES

    (S)28.1. Title and Terms.

    There is hereby created and there shall be issued pursuant to this Article four series of Debentures (collectively, the "1994 Fixed Rate Debentures") consisting of a Series of Debentures known as the Company's "1994 Series 8 Subordinated Investment Certificates," a series of Debentures known as the Company's "1994 Series A Subordinated Investment Certificates," a series of Debentures known as the Company's "1994 Series B Subordinated Investment Certificates" and a series of Debentures known as the Company's "1994 Series C Subordinated Investment Certificates." The Stated Maturity of each 1994 Series 8 Subordinated Investment Certificate shall be the eighth anniversary of the date on which it is issued (or, if earlier, the date eight years after the date on which the first Predecessor Debenture of the Debenture was issued). The Stated Maturity of each 1994 Series A Subordinated Investment Certificate shall be the sixth anniversary of the date on which it is issued (or, if earlier, the date six years after the date on which the first Predecessor Debenture of the Debenture was issued). The Stated Maturity of each 1994 Series B Subordinated Investment Certificate shall be the date thirty months after the date on which it is issued (or, if earlier, the date thirty months after the date on which the first Predecessor Debenture of the

Debenture was issued). The Stated Maturity of each 1994 Series C Subordinated Investment Certificate shall be the date twelve months after the date on which it is originally issued (or, if earlier, the date twelve months after the date on which the first Predecessor Debenture of the Debenture was issued). Each 1994 Fixed Rate Debenture shall bear interest from the date on which it is issued, payable semi-annually on June 1 and December 1 in each year (provided, that interest will be paid quarterly or monthly to the Holder of a 1994 Fixed Rate Debenture in the principal amount of $10,000 or more, at the written request of such Holder), at the rates determined in accordance with (S)28.2.

    (S)28.2. Rates of Interest; Denominations.

    The 1994 Fixed Rate Debentures shall bear interest at the rates per annum in effect at the time of issuance, determined by the Company as hereinafter provided. The Company in its discretion shall set the rate to be paid with respect to each series of Debentures prior to the issuance of the first 1994 Fixed Rate Debenture. Thereafter, the Company, in its discretion, may modify the rates on the first day of each calendar month with respect to Debentures issued on or after that date. To establish the initial rates of interest and each modification thereof, the Company shall (unless authentication is not required in accordance with (S)3.3) deliver to the Trustee, prior to the aforementioned dates, a supplemental instruction, in substantially the form specified in (S)28.3, signed by any one of the following officers: the Chairman, the President, or any Senior Vice President, stating the rates of interest at which 1994 Fixed Rate Debentures are to be issued. The Trustee shall be fully protected in relying on any such supplemental instruction. Upon receipt of such a supplemental instruction, the Trustee shall cease to authenticate and deliver (or, if such authentication is not required in accordance with (S)3.3 hereof, the Company shall cease to execute and deliver) 1994 Fixed Rate Debentures of the series affected thereby bearing interest at the rate theretofore in effect (except Debentures delivered upon transfer of, or in exchange for, or in lieu of other Debentures pursuant to (S)(S)3.4, 3.5, 3.6, 9.6 or 11.8) and shall thereafter authenticate and deliver (or, if applicable, the Company shall execute and deliver) 1994 Fixed Rate Debentures of the series so affected bearing interest only at the rates stated in the supplemental instruction.

    The Company may modify prospectively the Stated Maturity of any series of 1994 Fixed Rate Debentures, but no such modification shall affect the Stated Maturity of 1994 Fixed Rate Debentures then outstanding; and upon receipt of a Board Resolution and a Company Order authorizing and directing such a modification, the Trustee shall cease to authenticate and deliver (or, if such authentication is not required in accordance with (S)3.3 hereof, the Company shall cease to execute and deliver) 1994 Fixed Rate Debentures of the series so affected, having the Stated Maturity theretofore in effect (except Debentures delivered upon transfer of, or in exchange for, or in lieu of other Debentures pursuant to (S)(S)3.4, 3.5, 3.6, 9.6 or 11.8) and shall thereafter authenticate and deliver (or, if applicable, the Company shall execute and deliver) 1994 Fixed Rate Debentures of the series so affected having only the Stated Maturity stated in accordance with the Board Resolution and Company Order.

    1994 Series 8 Debentures shall be issued in denominations of $1,000 and multiples of $100 in excess thereof. 1994 Series A Debentures shall be issued in denominations of $1,000 and multiples of $100 in excess thereof. 1994 Series B Debentures shall be issued in denominations of $500 and multiples of $100 in excess thereof. 1994 Series C Debentures shall be issued in denominations of $500 and multiples of $100 in excess thereof.

    The Company may modify prospectively the authorized denominations of unissued 1994 Fixed Rate Debentures, but no such modification shall affect the authorized denominations of the 1994 Fixed Rate Debentures then outstanding; and upon receipt of a Board Resolution and a Company Order authorizing and directing such a modification, the Trustee shall cease to authenticate and deliver (or, if no authentication is required in accordance with (S)3.3, the Company shall cease to execute and deliver) 1994 Fixed Rate Debentures of the series so affected in the denominations theretofore authorized (except Debentures delivered upon transfer of, or in exchange for, or in lieu of other Debentures pursuant to (S)(S)3.4, 3.5, 3.6, 9.6 or 11.8) and shall thereafter authenticate and deliver (or, if applicable, the Company shall execute and deliver) 1994 Fixed Rate Debentures of the series so affected only in the authorized denominations stated in the Board Resolution and Company Order.

    (S)28.3. Form of Supplemental Instruction.

    The supplemental instruction to be delivered to the Trustee by the Company pursuant to (S)28.2 shall be in substantially the following form:

                           HORRIGAN AMERICAN, INC.
                           SUPPLEMENTAL INSTRUCTION

    To: First Eastern Bank, National Association (the "Trustee"), successor trustee to Mellon Bank, N.A. under the Indenture dated July 21, 1977, as amended by all indentures supplemental thereto, including the Fifteenth Supplemental Indenture dated as of April 1, 1994 (collectively the "Indenture"), between Horrigan American, Inc. (the "Company") and the Trustee.

    Pursuant to section 28.2 of the Indenture, the Trustee is instructed that until delivery of a further supplemental instruction the rate of interest on the Company's 1994 (specify series) Subordinated Investment Certificates from
and after             , 19   , is     %.

Dated:            , 19                   HORRIGAN AMERICAN, INC.

                                         By ----------------------------------

                                         Title -------------------------------

    (S)28.4 Redemption.

    (a) At Election of the Company. The Company at its election may at any time and from time to time redeem 1994 Fixed Rate Debentures, as a whole or in part, at a Redemption Price equal to 100% of their principal amount plus accrued interest to the Redemption Date (but interest installments whose Stated Maturity is on or prior to the Redemption Date shall be payable to the Holders of such 1994 Fixed Rate Debentures, or one or more Predecessor Debentures, of record at the close of business on the relevant Record Dates according to their terms and the provisions of (S)3.7). Any such redemption shall be made in accordance with the provisions of (S)(S)11.3 through 11.8.

    (b) Upon Death of Holder. The Company will, at the request of the person or persons entitled to payment, redeem any 1994 Fixed Rate Debenture at a Redemption Price equal to 100% of its principal amount plus accrued interest, at any time after 30 days following the date on which it is issued (or, if earlier, after 30 days following the date on which the first Predecessor Debenture of the Debenture was issued) upon the death of the Holder thereof (or, if there is more than one Holder, upon the death of any of them). Any request to the Company to redeem a 1994 Fixed Rate Debenture under this subsection must be received by the Company within one year following the date of death. The Company may require satisfactory proof of death and of other matters affecting the right of the person requesting payment and may require up to 30 days' written notice of such person's intention to effect the redemption.

    (c) Prospective Modification of Redemption Provisions. The Company may modify prospectively the provisions of subsection (b) and may provide prospectively for redemption of the 1994 Fixed Rate Debentures at the election of the Holders thereof, but no such modification or provision shall affect redemption rights with respect to 1994 Fixed Rate Debentures then outstanding; and upon receipt of a Board Resolution and a Company Order authorizing and directing such a modification or provision, the Trustee shall cease to authenticate and deliver (or, if no authentication is required in accordance with (S)3.3, the Company shall cease to execute and deliver) 1994 Fixed Rate Debentures of the series so affected having the redemption rights theretofore in effect (except Debentures delivered upon transfer of, or in exchange for, or in lieu of other Debentures pursuant to (S)(S)3.4, 3.5, 3.6, 9.6 or 11.8) and shall thereafter authenticate and deliver (or the Company shall execute and deliver) 1994 Fixed Rate Debentures of the series so affected having only the redemption rights stated in the Board Resolution and Company Order.

    (S)28.5. Automatic Renewal.

    At the Stated Maturity of a 1994 Fixed Rate Debenture, unless the Holder or the Company otherwise elects in the manner hereinafter provided, the Company will issue (in the manner hereinafter provided) to the Holder of such 1994 Fixed Rate Debenture, in payment thereof, a fixed rate subordinated investment certificate (the "Renewal Debenture") in the same principal amount as the matured Debenture, of the series then being offered with the same term to maturity as such 1994 Fixed Rate Debenture. The Renewal Debenture shall bear interest at the rate then borne by newly issued Debentures of that series, and shall otherwise have the same terms and conditions as such series.

    The Company shall send to the Holder of a 1994 Fixed Rate Debenture written notice of the proposed issuance of the Renewal Debenture at least 15 days before the Stated Maturity of the 1994 Fixed Rate Debenture. The Company will also send to the Holder written notice of the interest rate per annum to be paid on the Renewal Debenture on approximately the first day of the month in which the Holder's 1994 Fixed Rate Debenture matures. The Holder may elect not to have a Renewal Debenture issued to him by presenting the 1994 Fixed Rate Debenture for payment, in the manner provided in the 1994 Fixed Rate Debenture and in this Indenture, at the Stated Maturity date or within ten days thereafter, in which case interest will be paid only to the Stated Maturity date. If a maturing 1994 Fixed Rate Debenture is not presented within that time, it will not thereafter be redeemable by the Holder before the Stated Maturity of the Renewal Debenture, except to the extent, at the Redemption Price and in the manner provided in the provisions of this Indenture (or of another indenture) creating the series of Debentures of which the Renewal Debenture is a part.

    Promptly after the expiration of ten days following the Stated Maturity of a 1994 Fixed Rate Debenture, unless the Holder thereof shall have presented the 1994 Fixed Rate Debenture for payment as provided above, the Company will prepare and the Trustee will authenticate and deliver to the Holder a confirmation showing the Stated Maturity date and interest rate per annum of the Renewal Debenture; provided, however, that confirmations may be prepared and delivered by the Company without authentication by the Trustee if such confirmations are manually executed on behalf of the Company by its Chairman, President, Treasurer or any one of its Vice Presidents. The Company's obligation under a newly issued Renewal Debenture will be represented by the 1994 Fixed Rate Debenture and by the current confirmation.

    The Company may elect not to issue a Renewal Debenture in payment of a maturing 1994 Fixed Rate Debenture by delivering notice to that effect to the Holder at least 15 days before the Stated Maturity date.

    (S)28.6. Form of 1994 Series 8 Subordinated Investment Certificate.

    Subject to the provisions of (S)2.1, the 1994 Series 8 Subordinated Investment Certificates shall be in substantially the following form, with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture:

                           HORRIGAN AMERICAN, INC.


                % 1994 SERIES 8 SUBORDINATED INVESTMENT CERTIFICATE

                               DUE
NO.                                      $

DATE OF THIS CERTIFICATE               DATE OF ORIGINAL ISSUANCE


    Issued pursuant to the Indenture hereinafter mentioned and the Supplemental Indenture dated as of April 1, 1994 (hereinafter collectively referred to as the "Indenture").

    HORRIGAN AMERICAN, INC., a Pennsylvania corporation (hereinafter called the "Company," which term includes any successor corporation under the Indenture hereinafter referred to), for value received, hereby promises to pay
to                       , or registered assigns, eight years after the Date
of Original Issuance shown hereon, the sum of                       Dollars
and to pay interest thereon from the date hereof semi-annually on June 1 and December 1 in each year (provided that if the principal amount of this Certificate is $10,000 or more, interest will be paid quarterly or monthly to the Holder upon his written request), at the rate set forth elsewhere hereon, calculated on the basis of a year of 360 days composed of twelve months of 30 days each, until the principal hereof is paid or made available for payment.

    Payment of the principal of and interest on this Certificate will be made at the office of the Company in Reading, Pennsylvania, and at such other locations as the Company may designate from time to time, provided that the Company may, at its option, make payments of interest or principal by check or draft mailed by first class mail to the registered Holder at his address appearing in the Certificate Register.

    The Company may at any time, at its election, redeem this Certificate as a whole or in part, at a Redemption Price equal to 100% of the principal amount redeemed plus accrued interest thereon to the Redemption Date, all as more fully provided in the Indenture.

    As more fully provided in the Indenture, the Company will, at the request of the person or persons entitled to payment, redeem this Certificate at 100% of its principal amount plus accrued interest, at any time after 30 days following the Date of Original Issuance shown hereon, upon the death of the Holder (or, if there is more than one Holder, upon the death of any of them). Any request to the Company to redeem this Certificate in such circumstances must be received by the Company within one year following the date of death. The Company may require satisfactory proof of death and of other matters affecting the right of the person requesting payment, and may require up to 30 days' written notice of such person's intention to effect the redemption.

    The Indenture provides that the Company may prospectively modify the terms of unissued Certificates of this series to permit the redemption thereof at the election of the Holder, but no such modification shall affect previously issued Certificates.

    As more fully provided in the Indenture, unless the Holder or the Company otherwise elects, the Company will, at maturity of this Certificate, issue to the Holder hereof, in payment of this Certificate, a new subordinated investment certificate in the same principal amount as this Certificate (the "Renewal Certificate") of the series then being offered with the same term as this Certificate. Such issuance will be accomplished by the issuance and delivery of a confirmation stating the maturity and interest rate per annum of the subordinated investment certificate so issued, as provided in the Indenture. The Renewal Certificate shall bear interest at the then existing rate per annum for newly issued certificates of that series, and shall otherwise have the same terms and conditions as such series. The Company shall send to the Holder of this Certificate written notice of the proposed issuance of the Renewal Certificate, at least 15 days before the maturity of this Certificate. The Company shall also send to the Holder of this Certificate written notice of the interest rate per annum to be paid on the Renewal Certificate on approximately the first day of the month in which this Certificate matures. The Holder may elect not to have a Renewal Certificate issued to him by presenting this Certificate for payment, in the manner provided herein and in the Indenture, at its maturity or within ten days thereafter, in which case this Certificate will bear interest only to its maturity. The Company may elect not to issue a Renewal Certificate in payment of this Certificate by sending notice to that effect to the Holder approximately 15 days before maturity of this Certificate.

    All payments of principal of and interest on this Certificate shall be made in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

    This Certificate is one of a duly authorized issue of the "Subordinated Investment Certificates" (herein called the "Certificates") of the Company, issued and to be issued under an Indenture dated July 21, 1977, the Supplemental Indenture identified elsewhere hereon and all other indentures supplemental thereto (herein collectively called the "Indenture"), between the Company and First Eastern Bank, National Association, as Trustee (herein called the "Trustee," which term includes any successor Trustee under the Indenture), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights thereunder of the Company, the Trustee and the Holders of the Certificates, and the terms upon which the Certificates are, and are to be, authenticated and delivered. As provided in the Indenture, the Certificates are issuable in one or more series which may vary as in the Indenture provided or permitted. This Certificate is one of a series bearing the designation shown elsewhere hereon. The rate of interest on, and the Stated Maturity of, unissued Certificates of this series available to be issued may be modified prospectively by the Company, but no such modification shall affect previously issued Certificates.

    The indebtedness evidenced by the Certificates is, to the extent set forth in certain provisions of the Indenture, expressly subordinated and subject in right of payment to the prior payment in full of all Senior Debt as defined in the Indenture, and this Certificate is issued subject to such provisions. Each Holder of this Certificate, by accepting the same, agrees to and shall be bound by such provisions and authorizes and directs the Trustee in his behalf to take such action as may be necessary or appropriate to acknowledge or effectuate the subordination as provided in the Indenture, and appoints the Trustee his attorney-in-fact for any and all such purposes.

    If an Event of Default, as defined in the Indenture, shall occur, the principal of all the Certificates may be declared due and payable in the manner and with the effect provided in the Indenture.

    The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Certificates under the Indenture at any time by the Company with the consent of the holders of a majority in aggregate principal amount of the Certificates at the time Outstanding, as defined in the Indenture. The Indenture also contains provisions permitting the Holders of a majority in aggregate principal amount of the Certificates at the time Outstanding, as defined in the Indenture, on behalf of the Holders of all the Certificates, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Certificate shall be conclusive and binding upon such Holder and upon all future Holders of this Certificate and of any Certificate issued upon the transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Certificate.

    No reference herein to the Indenture and no provisions of this Certificate or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and interest on this Certificate at the times, place and rate, and in the coin or currency, herein prescribed.

    As provided in the Indenture and subject to certain limitations therein set forth, this Certificate is transferable on the Certificate Register of the Company, upon surrender of this Certificate for transfer at the office or agency of the Company in Reading, Pennsylvania, and at such other locations as the Company may designate from time to time, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Certificate Registrar duly executed by, the registered Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Certificates of this series, of authorized denominations and for the same aggregate principal amount, bearing the same interest rate and with the same Stated Maturity, will be issued to the designated transferee or transferees. Any new Certificate issued upon transfer will be dated as of the last date to which interest has been paid or duly provided for in respect of the Certificate surrendered by the transferor; provided, however, that in the case of any Certificate surrendered for transfer after a Regular or Special Record Date but before the interest payment date to which it relates, the transfer shall be effected as of, and the new Certificate shall be dated the date of, the interest payment date to which such Record Date relates.

    Interest punctually paid or duly provided for on any Interest Payment Date will, as provided in the Indenture, be paid to the Person in whose name this Certificate (or one or more Predecessor Certificates as defined in the Indenture) is registered at the close of business on the Regular Record Date for such interest which shall be the 20th day (whether or not a business day) of the calendar month next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for shall forthwith cease to be payable to the registered Holder on such Regular Record Date, and may be paid to the Person in whose name this Certificate (or one or more Predecessor Certificates) is registered at the close of business on a Special Record Date for the payment of such defaulted interest to be fixed by the Company, notice whereof shall be given to Certificate Holders not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more fully provided in the Indenture.

    The Certificates of this series are issuable only as registered Certificates without coupons in the denominations authorized by or in the manner provided in the Indenture. As provided in the Indenture and subject to certain limitations therein set forth, Certificates of this series are exchangeable for a like aggregate principal amount of Certificates of this series of a different authorized denomination, as requested by the Holder surrendering the same. No service charge will be made for any such transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. The Indenture provides that the Company may prospectively modify the authorized denominations of Certificates of this series, but no such modification shall affect previously issued Certificates.

    The Company undertakes to pay on behalf of the Holder hereof any Pennsylvania corporate loans tax (not in excess of the amount of such tax calculated on the basis of the rates in effect as of the date of the Indenture) which is or shall be payable in respect of the obligation evidenced by this Certificate.

    The Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Certificate is registered as the owner hereof for the purpose of receiving payment as herein provided and for all other purposes whether or not this Certificate be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

    Unless this Certificate has been executed by the manual or facsimile signature of an officer of the Company and attested by the manual signature of the Secretary or an Assistant Secretary of the Company, this Certificate shall not be entitled to any benefit under the Indenture, or be valid or obligatory for any purpose.

    (Unless the certificate of authentication hereon has been executed by the Trustee by manual signature, this Certificate shall not be entitled to any benefit under the Indenture, or be valid or obligatory for any purpose.*)

    IN WITNESS WHEREOF, the Company has caused this Certificate to be duly executed under its corporate seal.

                                         HORRIGAN AMERICAN, INC.

Attest:

- ------------------------------------     By ----------------------------------
   SECRETARY/ASSISTANT SECRETARY                        (TITLE)
- ---------
* To be included only if the Certificates are required to be authenticated by the Trustee under Section 3.3 of the Indenture.

    28.7. Form of 1994 Series A Subordinated Investment Certificate.

    Subject to the provisions of (S)2.1, the 1994 Series A Subordinated Investment Certificates shall be in substantially the following form, with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture:

                           HORRIGAN AMERICAN, INC.


                % 1994 SERIES A SUBORDINATED INVESTMENT CERTIFICATE

                               DUE
NO.                                      $

DATE OF THIS CERTIFICATE               DATE OF ORIGINAL ISSUANCE


    Issued pursuant to the Indenture hereinafter mentioned and the Supplemental Indenture dated as of April 1, 1994 (hereinafter collectively referred to as the "Indenture").

    HORRIGAN AMERICAN, INC., a Pennsylvania corporation (hereinafter called the "Company," which term includes any successor corporation under the Indenture hereinafter referred to), for value received, hereby promises to pay
to                     , or registered assigns, six years after the Date of
Original Issuance shown hereon, the sum of                     Dollars and to
pay interest thereon from the date hereof semi-annually on June 1 and December 1 in each year (provided that if the principal amount of this Certificate is $10,000 or more, interest will be paid quarterly or monthly to the Holder upon his written request), at the rate set forth elsewhere hereon, calculated on the basis of a year of 360 days composed of twelve months of 30 days each, until the principal hereof is paid or made available for payment.

    Payment of the principal of and interest on this Certificate will be made at the office of the Company in Reading, Pennsylvania, and at such other locations as the Company may designate from time to time, provided that the Company may, at its option, make payments of interest or principal by check or draft mailed by first class mail to the registered Holder at his address appearing in the Certificate Register.

    The Company may at any time, at its election, redeem this Certificate as a whole or in part, at a Redemption Price equal to 100% of the principal amount redeemed plus accrued interest thereon to the Redemption Date, all as more fully provided in the Indenture.

    As more fully provided in the Indenture, the Company will, at the request of the person or persons entitled to payment, redeem this Certificate at 100% of its principal amount plus accrued interest, at any time after 30 days following the Date of Original Issuance shown hereon, upon the death of the Holder (or, if there is more than one Holder, upon the death of any of them). Any request to the Company to redeem this Certificate in such circumstances must be received by the Company within one year following the date of death. The Company may require satisfactory proof of death and of other matters affecting the right of the person requesting payment, and may require up to 30 days' written notice of such person's intention to effect the redemption.

    The Indenture provides that the Company may prospectively modify the terms of unissued Certificates of this series to permit the redemption thereof at the election of the Holder, but no such modification shall affect previously issued Certificates.

    As more fully provided in the Indenture, unless the Holder or the Company otherwise elects, the Company will, at maturity of this Certificate, issue to the Holder hereof, in payment of this Certificate, a new subordinated investment certificate in the same principal amount as this Certificate (the "Renewal Certificate") of the series then being offered with the same term as this Certificate. Such issuance will be accomplished by the issuance and delivery of a confirmation stating the maturity and interest rate per annum of the subordinated investment certificate so issued, as provided in the Indenture. The Renewal Certificate shall bear interest at the then existing rate per annum for newly issued certificates of that series, and shall otherwise have the same terms and conditions as such series. The Company shall send to the Holder of this Certificate written notice of the proposed issuance of the Renewal Certificate, at least 15 days before the maturity of this Certificate. The Company shall also send to the Holder of this Certificate written notice of the interest rate per annum to be paid on the Renewal Certificate on approximately the first day of the month in which this Certificate matures. The Holder may elect not to have a Renewal Certificate issued to him by presenting this Certificate for payment, in the manner provided herein and in the Indenture, at its maturity or within ten days thereafter, in which case this Certificate will bear interest only to its maturity. The Company may elect not to issue a Renewal Certificate in payment of this Certificate by sending notice to that effect to the Holder approximately 15 days before maturity of this Certificate.

    All payments of principal of and interest on this Certificate shall be made in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

    This Certificate is one of a duly authorized issue of the "Subordinated Investment Certificates" (herein called the "Certificates") of the Company, issued and to be issued under an Indenture dated July 21, 1977, the Supplemental Indenture identified elsewhere hereon and all other indentures supplemental thereto (herein collectively called the "Indenture"), between the Company and First Eastern Bank, National Association, as Trustee (herein called the "Trustee," which term includes any successor Trustee under the Indenture), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights thereunder of the Company, the Trustee and the Holders of the Certificates, and the terms upon which the Certificates are, and are to be, authenticated and delivered. As provided in the Indenture, the Certificates are issuable in one or more series which may vary as in the Indenture provided or permitted. This Certificate is one of a series bearing the designation shown elsewhere hereon. The rate of interest on, and the Stated Maturity of, unissued Certificates of this series available to be issued may be modified prospectively by the Company, but no such modification shall affect previously issued Certificates.

    The indebtedness evidenced by the Certificates is, to the extent set forth in certain provisions of the Indenture, expressly subordinated and subject in right of payment to the prior payment in full of all Senior Debt as defined in the Indenture, and this Certificate is issued subject to such provisions. Each Holder of this Certificate, by accepting the same, agrees to and shall be bound by such provisions and authorizes and directs the Trustee in his behalf to take such action as may be necessary or appropriate to acknowledge or effectuate the subordination as provided in the Indenture, and appoints the Trustee his attorney-in-fact for any and all such purposes.

    If an Event of Default, as defined in the Indenture, shall occur, the principal of all the Certificates may be declared due and payable in the manner and with the effect provided in the Indenture.

    The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Certificates under the Indenture at any time by the Company with the consent of the holders of a majority in aggregate principal amount of the Certificates at the time Outstanding, as defined in the Indenture. The Indenture also contains provisions permitting the Holders of a majority in aggregate principal amount of the Certificates at the time Outstanding, as defined in the Indenture, on behalf of the Holders of all the Certificates, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Certificate shall be conclusive and binding upon such Holder and upon all future Holders of this Certificate and of any Certificate issued upon the transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Certificate.

    No reference herein to the Indenture and no provisions of this Certificate or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and interest on this Certificate at the times, place and rate, and in the coin or currency, herein prescribed.

    As provided in the Indenture and subject to certain limitations therein set forth, this Certificate is transferable on the Certificate Register of the Company, upon surrender of this Certificate for transfer at the office or agency of the Company in Reading, Pennsylvania, and at such other locations as the Company may designate from time to time, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Certificate Registrar duly executed by, the registered Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Certificates of this series, of authorized denominations and for the same aggregate principal amount, bearing the same interest rate and with the same Stated Maturity, will be issued to the designated transferee or transferees. Any new Certificate issued upon transfer will be dated as of the last date to which interest has been paid or duly provided for in respect of the Certificate surrendered by the transferor; provided, however, that in the case of any Certificate surrendered for transfer after a Regular or Special Record Date but before the interest payment date to which it relates, the transfer shall be effected as of, and the new Certificate shall be dated the date of, the interest payment date to which such Record Date relates.

    Interest punctually paid or duly provided for on any Interest Payment Date will, as provided in the Indenture, be paid to the Person in whose name this Certificate (or one or more Predecessor Certificates as defined in the Indenture) is registered at the close of business on the Regular Record Date for such interest which shall be the 20th day (whether or not a business day) of the calendar month next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for shall forthwith cease to be payable to the registered Holder on such Regular Record Date, and may be paid to the Person in whose name this Certificate (or one or more Predecessor Certificates) is registered at the close of business on a Special Record Date for the payment of such defaulted interest to be fixed by the Company, notice whereof shall be given to Certificate Holders not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more fully provided in the Indenture.

    The Certificates of this series are issuable only as registered Certificates without coupons in the denominations authorized by or in the manner provided in the Indenture. As provided in the Indenture and subject to certain limitations therein set forth, Certificates of this series are exchangeable for a like aggregate principal amount of Certificates of this series of a different authorized denomination, as requested by the Holder surrendering the same. No service charge will be made for any such transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. The Indenture provides that the Company may prospectively modify the authorized denominations of Certificates of this series, but no such modification shall affect previously issued Certificates.

    The Company undertakes to pay on behalf of the Holder hereof any Pennsylvania corporate loans tax (not in excess of the amount of such tax calculated on the basis of the rates in effect as of the date of the Indenture) which is or shall be payable in respect of the obligation evidenced by this Certificate.

    The Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Certificate is registered as the owner hereof for the purpose of receiving payment as herein provided and for all other purposes whether or not this Certificate be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

    Unless this Certificate has been executed by the manual or facsimile signature of an officer of the Company and attested by the manual signature of the Secretary or an Assistant Secretary of the Company, this Certificate shall not be entitled to any benefit under the Indenture, or be valid or obligatory for any purpose.

        (Unless the certificate of authentication hereon has been executed by the Trustee by manual signature, this Certificate shall not be entitled to any benefit under the Indenture, or be valid or obligatory for any purpose.*)

    IN WITNESS WHEREOF, the Company has caused this Certificate to be duly executed under its corporate seal.

                                         HORRIGAN AMERICAN, INC.

Attest:

- ------------------------------------     By ----------------------------------
   SECRETARY/ASSISTANT SECRETARY                        (TITLE)
- ---------
* To be included only if the Certificates are required to be authenticated by the Trustee under Section 3.3 of the Indenture.


    (S)28.8. Form of 1994 Series B Subordinated Investment Certificate.

    Subject to the provisions of (S)2.1, the 1994 Series B Subordinated Investment Certificates shall be in substantially the following form, with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture:

                           HORRIGAN AMERICAN, INC.


                % 1994 SERIES B SUBORDINATED INVESTMENT CERTIFICATE

                               DUE
NO.                                      $

DATE OF THIS CERTIFICATE               DATE OF ORIGINAL ISSUANCE


    Issued pursuant to the Indenture hereinafter mentioned and the Supplemental Indenture dated as of April 1, 1994 (hereinafter collectively referred to as the "Indenture").

    HORRIGAN AMERICAN, INC., a Pennsylvania corporation (hereinafter called the "Company," which term includes any successor corporation under the Indenture hereinafter referred to), for value received, hereby promises to pay
to                     , or registered assigns, thirty (30) months after the
Date or Original Issuance shown hereon, the sum of                     Dollars
and to pay interest thereon from the date hereof semi-annually on June 1 and December 1 in each year (provided that if the principal amount of this Certificate is $10,000 or more, interest will be paid quarterly or monthly to the Holder upon his written request), at the rate set forth elsewhere hereon, calculated on the basis of a year of 360 days composed of twelve months of 30 days each, until the principal hereof is paid or made available for payment.

    Payment of the principal of and interest on this Certificate will be made at the office of the Company in Reading, Pennsylvania, and at such other locations as the Company may designate from time to time, provided that the Company may, at its option, make payments of interest or principal by check or draft mailed by first class mail to the registered Holder at his address appearing in the Certificate Register.

    The Company may at any time, at its election, redeem this Certificate as a whole or in part, at a Redemption Price equal to 100% of the principal amount redeemed plus accrued interest thereon to the Redemption Date, all as more fully provided in the Indenture.

    As more fully provided in the Indenture, the Company will, at the request of the person or persons entitled to payment, redeem this Certificate at 100% of its principal amount plus accrued interest, at any time after 30 days following the Date of Original Issuance shown hereon, upon the death of the Holder (or, if there is more than one Holder, upon the death of any of them). Any request to the Company to redeem this Certificate in such circumstances must be received by the Company within one year following the date of death. The Company may require satisfactory proof of death and of other matters affecting the right of the person requesting payment, and may require up to 30 days' written notice of such person's intention to effect the redemption.

    The Indenture provides that the Company may prospectively modify the terms of unissued Certificates of this series to permit the redemption thereof at the election of the Holder, but no such modification shall affect previously issued Certificates.

    As more fully provided in the Indenture, unless the Holder or the Company otherwise elects, the Company will, at maturity of this Certificate, issue to the Holder hereof, in payment of this Certificate, a new subordinated investment certificate in the same principal amount as this Certificate (the "Renewal Certificate") of the series then being offered with the same term as this Certificate. Such issuance will be accomplished by the issuance and delivery of a confirmation stating the maturity and interest rate per annum of the subordinated investment certificate so issued, as provided in the Indenture. The Renewal Certificate shall bear interest at the then existing rate per annum for newly issued certificates of that series, and shall otherwise have the same terms and conditions as such series. The Company shall send to the Holder of this Certificate written notice of the proposed issuance of the Renewal Certificate, at least 15 days before the maturity of this Certificate. The Company shall also send to the Holder of this Certificate written notice of the interest rate per annum to be paid on the Renewal Certificate on approximately the first day of the month in which this Certificate matures. The Holder may elect not to have a Renewal Certificate issued to him by presenting this Certificate for payment, in the manner provided herein and in the Indenture, at its maturity or within ten days thereafter, in which case this Certificate will bear interest only to its maturity. The Company may elect not to issue a Renewal Certificate in payment of this Certificate by sending notice to that effect to the Holder approximately 15 days before maturity of this Certificate.

    All payments of principal of and interest on this Certificate shall be made in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

    This Certificate is one of a duly authorized issue of the "Subordinated Investment Certificates" (herein called the "Certificates") of the Company, issued and to be issued under an Indenture dated July 21, 1977, the Supplemental Indenture identified elsewhere hereon and all other indentures supplemental thereto (herein collectively called the "Indenture"), between the Company and First Eastern Bank, National Association, as Trustee (herein called the "Trustee," which term includes any successor Trustee under the Indenture), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights thereunder of the Company, the Trustee and the Holders of the Certificates, and the terms upon which the Certificates are, and are to be, authenticated and delivered. As provided in the Indenture, the Certificates are issuable in one or more series which may vary as in the Indenture provided or permitted. This Certificate is one of a series bearing the designation indicated elsewhere hereon. The rate of interest on, and the Stated Maturity of, unissued Certificates of this series available to be issued may be modified prospectively by the Company, but no such modification shall affect previously issued Certificates.

    The indebtedness evidenced by the Certificates is, to the extent set forth in certain provisions of the Indenture, expressly subordinated and subject in right of payment to the prior payment in full of all Senior Debt as defined in the Indenture, and this Certificate is issued subject to such provisions. Each Holder of this Certificate, by accepting the same, agrees to and shall be bound by such provisions and authorizes and directs the Trustee in his behalf to take such action as may be necessary or appropriate to acknowledge or effectuate the subordination as provided in the Indenture, and appoints the Trustee his attorney-in-fact for any and all such purposes.

    If an Event of Default, as defined in the Indenture, shall occur, the principal of all the Certificates may be declared due and payable in the manner and with the effect provided in the Indenture.

    The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Certificates under the Indenture at any time by the Company with the consent of the holders of a majority in aggregate principal amount of the Certificates at the time Outstanding, as defined in the Indenture. The Indenture also contains provisions permitting the Holders of a majority in aggregate principal amount of the Certificates at the time Outstanding, as defined in the Indenture, on behalf of the holders of all the Certificates, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Certificate shall be conclusive and binding upon such Holder and upon all future Holders of this Certificate and of any Certificate issued upon the transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Certificate.

    No reference herein to the Indenture and no provisions of this Certificate or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and interest on this Certificate at the times, place and rate, and in the coin and currency, herein prescribed.

    As provided in the Indenture and subject to certain limitations therein set forth, this Certificate is transferable on the Certificate Register of the Company, upon surrender of this Certificate for transfer at the office or agency of the Company in Reading, Pennsylvania, and at such other locations as the Company may designate from time to time, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Certificate Registrar duly executed by, the registered Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Certificates of this series, of authorized denominations and for the same aggregate principal amount, bearing the same interest rate and with the same Stated Maturity, will be issued to the designated transferee or transferees. Any new Certificate issued upon transfer will be dated as of the last date to which interest has been paid or duly provided for in respect of the Certificate surrendered by the transferor; provided, however, that in the case of any Certificate surrendered for transfer after a Regular or Special Record Date but before the interest payment date to which it relates, the transfer shall be effected as of, the interest payment date to which such Record Date relates.

    Interest punctually paid or duly provided for on any Interest Payment Date will, as provided in the Indenture, be paid to the Person in whose name this Certificate (or one or more Predecessor Certificates as defined in the Indenture) is registered at the close of business on the Regular Record Date for such interest which shall be the 20th day (whether or not a business day) of the calendar month next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for shall forthwith cease to be payable to the registered Holder on such Regular Record Date, and may be paid to the Person in whose name this Certificate (or one or more Predecessor Certificates) is registered at the close of business on a Special Record Date for the payment of such defaulted interest to be fixed by the Company, notice whereof shall be given to Certificate Holders not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more fully provided in the Indenture.

    The Certificates of this series are issuable only as registered Certificates without coupons in the denominations authorized by or in the manner provided in the Indenture. As provided in the Indenture and subject to certain limitations therein set forth, Certificates of this series are exchangeable for a like aggregate principal amount of Certificates of this series of a different authorized denomination, as requested by the Holder surrendering the same. No service charge will be made for any such transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. The Indenture provides that the Company may prospectively modify the authorized denominations of Certificates of this series, but no such modification shall affect previously issued Certificates.

    The Company undertakes to pay on behalf of the Holder hereof any Pennsylvania corporate loans tax (not in excess of the amount of such tax calculated on the basis of the rates in effect as of the date of the Indenture) which is or shall be payable in respect of the obligation evidenced by this Certificate.

    The Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Certificate is registered as the owner hereof for the purpose of receiving payment as herein provided and for all other purposes whether or not this Certificate be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

    Unless this Certificate has been executed by the manual or facsimile signature of an officer of the Company and attested by the manual signature of the Secretary or an Assistant Secretary of the Company, this Certificate shall not be entitled to any benefit under the Indenture, or be valid or obligatory for any purpose.

    (Unless the certificate of authentication hereon has been executed by the Trustee by manual signature this Certificate shall not be entitled to any benefit under the Indenture, or be valid or obligatory for any purpose.*)

    IN WITNESS WHEREOF, the Company has caused this Certificate to be duly executed under its corporate seal.

                                         HORRIGAN AMERICAN, INC.

Attest:

- ------------------------------------     By ----------------------------------
   SECRETARY/ASSISTANT SECRETARY                        (TITLE)
- ---------
* To be included only if the Certificates are required to be authenticated by the Trustee under Section 3.3 of the Indenture.

    (S)28.9 Form of 1994 Series C Subordinated Investment Certificates.

    Subject to the provisions of (S)2.1, the 1994 Series C Subordinated Investment Certificates shall be in substantially the following form, with such appropriate insertions, omissions, substitutions or other variations as are required or permitted by this Indenture:

                           HORRIGAN AMERICAN, INC.


                % 1994 SERIES C SUBORDINATED INVESTMENT CERTIFICATE

                               DUE
NO.                                      $

DATE OF THIS CERTIFICATE               DATE OF ORIGINAL ISSUANCE


    Issued pursuant to the Indenture hereinafter mentioned and the Supplemental Indenture dated as of April 1, 1994 (hereinafter collectively referred to as the "Indenture").

    HORRIGAN AMERICAN, INC., a Pennsylvania corporation (hereinafter called the "Company," which term includes any successor corporation under the Indenture hereinafter referred to), for value received, hereby promises to pay
to                    , or registered assigns, twelve (12) months after the
date of Original Issuance shown hereon, the sum of                     Dollars
and to pay interest thereon from the date hereof semi-annually on June 1 and December 1 in each year (provided that if the principal amount of this Certificate is $10,000 or more, interest will be paid quarterly or monthly to the Holder upon his written request), at the rate set forth elsewhere hereon, calculated on the basis of a year of 360 days composed of twelve months of 30 days each, until the principal hereof is paid or made available for payment.

    Payment of the principal of and interest on this Certificate will be made at the office of the Company in Reading, Pennsylvania, and at such other locations as the Company may designate from time to time, provided that the Company may, at its option, make payments of interest or principal by check or draft mailed by first class mail to the registered Holder at his address appearing in the Certificate Register.

    The Company may at any time, at its election, redeem this Certificate as a whole or in part, at a Redemption Price equal to 100% of the principal amount redeemed plus accrued interest thereon to the Redemption Date, all as more fully provided in the Indenture.

    As more fully provided in the Indenture, the Company will, at the request of the person or persons entitled to payment, redeem this Certificate at 100% of its principal amount plus accrued interest, at any time after 30 days following the Date of Original Issuance shown hereon, upon the death of the Holder (or, if there is more than one Holder, upon the death of any of them). Any request to the Company to redeem this Certificate in such circumstances must be received by the Company within one year following the date of death. The Company may require satisfactory proof of death and of other matters affecting the right of the person requesting payment, and may require up to 30 days' written notice of such person's intention to effect the redemption.

    The Indenture provides that the Company may prospectively modify the terms of the unissued Certificates of this series to permit the redemption thereof at the election of the Holder, but no such modification shall affect previously issued Certificates.

    As more fully provided in the Indenture, unless the Holder or the Company otherwise elects, the Company will, at maturity of this Certificate, issue to the Holder hereof, in payment of this Certificate, a new subordinated investment certificate in the same principal amount as this Certificate (the "Renewal Certificate") of the series then being offered with the same term as this Certificate. Such issuance will be accomplished by the issuance and delivery of a confirmation stating the maturity and interest rate per annum of the subordinated investment certificate so issued, as provided in the Indenture. The Renewal Certificate shall bear interest at the then existing rate per annum for newly issued certificates of that series, and shall otherwise have the same terms and conditions as such series. The Company shall send to the Holder of this Certificate written notice of the proposed issuance of the Renewal Certificate, at least 15 days before the maturity of this Certificate. The Company shall also send to the Holder of this Certificate written notice of the interest rate per annum to be paid on the Renewal Certificate on approximately the first day of the month in which this Certificate matures. The Holder may elect not to have a Renewal Certificate issued to him by presenting this Certificate for payment, in the manner provided herein and in the Indenture, at its maturity or within ten days thereafter, in which case this Certificate will bear interest only to its maturity. The Company may elect not to issue a Renewal Certificate in payment of this Certificate by sending notice to that effect to the Holder approximately 15 days before maturity of this Certificate.

    All payments of principal of and interest on this Certificate shall be made in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

    This Certificate is one of a duly authorized issue of the "Subordinated Investment Certificates" (herein called the "Certificates") of the Company, issued and to be issued under an Indenture dated July 21, 1977, the Supplemental Indenture identified elsewhere hereon and all other indentures supplemental thereto (herein collectively called the "Indenture"), between the Company and First Eastern Bank, National Association, as Trustee (herein called the "Trustee," which term includes any successor Trustee under the Indenture), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights thereunder of the Company, the terms upon which the Certificates are, and are to be, authenticated and delivered. As provided in the Indenture, the Certificates are issuable in one or more series which may vary as in the Indenture provided or permitted. This Certificate is one of a series bearing the designation indicated elsewhere hereon. The rate of interest on, and the Stated Maturity of, unissued Certificates of this series available to be issued may be modified prospectively by the Company, but no such modification shall affect previously issued Certificates.

    The indebtedness evidenced by the Certificates is, to the extent set forth in certain provisions of the Indenture, expressly subordinated and subject in right of payment to the prior payment in full of all Senior Debt as defined in the Indenture, and this Certificate is issued subject to such provisions. Each Holder of this Certificate, by accepting the same, agrees to and shall be bound by such provisions and authorizes and directs the Trustee in his behalf to take such action as may be necessary or appropriate to acknowledge or effectuate the subordination as provided in the Indenture, and appoints the Trustee his attorney-in-fact for any and all such purposes.

    If an Event of Default, as defined in the Indenture, shall occur, the principal of all the Certificates may be declared due and payable in the manner and with the effect provided in the Indenture.

    The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Certificates under the Indenture at any time by the Company with the consent of the holders of a majority in aggregate principal amount of the Certificates at the time Outstanding, as defined in the Indenture. The Indenture also contains provisions permitting the Holders of a majority in aggregate principal amount of the Certificates at the time Outstanding, as defined in the Indenture, on behalf of the Holders of all the Certificates, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Certificate shall be conclusive and binding upon such Holder and upon all future Holders of this Certificate and of any Certificate issued upon the transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Certificate.

    No reference herein to the Indenture and no provision of this Certificate or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and interest on this Certificate at the times, place and rate, and in the coin or currency, herein prescribed.

    As provided in the Indenture and subject to certain limitations therein set forth, this Certificate is transferable on the Certificate Register of the Company, upon surrender of this Certificate for transfer at the office or agency of the Company in Reading, Pennsylvania, and at such other locations as the Company may designate from time to time, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Certificate Registrar duly executed by, the registered Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Certificates of this series, of authorized denominations and for the same aggregate principal amount, bearing the same interest rate and with the same Stated Maturity, will be issued to the designated transferee or transferees. Any new Certificate issued upon transfer will be dated as of the last date to which interest has been paid or duly provided for in respect of the Certificate surrendered by the transfer; provided, however, that in the case of any Certificate surrendered for transfer after a Regular or Special Record Date but before the interest payment date to which it relates, the transfer shall be effected as of, and the new Certificate shall be dated the date of, the interest payment date to which such Record Date relates.

    Interest punctually paid or duly provided for on any Interest Payment Date will, as provided in the Indenture, be paid to the Person in whose name this Certificate (or one or more Predecessor Certificates as defined in the Indenture) is registered at the close of business on the Regular Record Date for such interest which shall be the 20th day (whether or not a business day) of the calendar month next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for shall forthwith cease to be payable to the registered Holder on such Regular Record Date, and may be paid to the Person in whose name this Certificate (or one or more Predecessor Certificates) is registered at the close of business on a Special Record Date for the payment of such defaulted interest to be fixed by the Company, notice whereof shall be given to Certificate Holders not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more fully provided in the Indenture.

    The Certificates of this series are issuable only as registered Certificates without coupons in the denominations authorized by or in the manner provided in the Indenture. As provided in the Indenture and subject to certain limitations therein set forth, Certificates of this series are exchangeable for a like aggregate principal amount of Certificates this series of a different authorized denomination, as requested by the Holder surrendering the same. No service charge will be made for any such transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. The Indenture provides that the Company may prospectively modify the authorized denominations of the Certificates of this series, but no such modification shall affect previously issued Certificates.

    The Company undertakes to pay on behalf of the Holder hereof any Pennsylvania corporate loans tax (not in excess of the amount of such tax calculated on the basis of the rates in effect as of the date of the Indenture) which is or shall be payable in respect of the obligation evidenced by this Certificate.

    The Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Certificate is registered as the owner hereof for the purpose of receiving payment as herein provided and for all other purposes whether or not this Certificate be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

    Unless this Certificate has been executed by the manual or facsimile signature of an officer of the Company and attested by the manual signature of the Secretary or an Assistant Secretary of the Company, this Certificate shall not be entitled to any benefit under the Indenture, or be valid or obligatory for any purpose.

    (Unless the certificate of authentication hereon has been executed by the Trustee by manual signature, this Certificate shall not be entitled to any benefit under the Indenture, or be valid or obligatory for any purpose.*)

    IN WITNESS WHEREOF, the Company has caused this Certificate to be duly executed under its corporate seal.

                                         HORRIGAN AMERICAN, INC.

Attest:

- ------------------------------------     By ----------------------------------
   SECRETARY/ASSISTANT SECRETARY                        (TITLE)
- ---------
* To be included only if the Certificates are required to be authenticated by the Trustee under Section 3.3 of the Indenture.

    (S)28.10. Trustee's Certificate of Authentication.

        (a) The Trustee's certificate of authentication for the 1994 Series 8 Subordinated Investment Certificates, if required in accordance with
    (S)3.3, shall be in the following form:

            This is one of the 1994 Series 8 Subordinated Investment Certificates referred to in the within-mentioned Indenture.

                           FIRST EASTERN BANK, NATIONAL ASSOCIATION, as Trustee

                           By -----------------------------------
                                           AUTHORIZED OFFICER

        (b) The Trustee's certificate of authentication for the 1994 Series A Subordinated Investment Certificates, if required in accordance with
    (S)3.3, shall be in the following form:

            This is one of the 1994 Series A Subordinated Investment Certificates referred to in the within-mentioned Indenture.

                           FIRST EASTERN BANK, NATIONAL ASSOCIATION, as Trustee

                           By -----------------------------------
                                           AUTHORIZED OFFICER

        (c) The Trustee's certificate of authentication for the 1994 Series B Subordinated Investment Certificates, if required in accordance with
    (S)3.3, shall be in the following form:

            This is one of the 1994 Series B Subordinated Investment Certificates referred to in the within-mentioned Indenture.

                           FIRST EASTERN BANK, NATIONAL ASSOCIATION, as Trustee

                           By -----------------------------------
                                           AUTHORIZED OFFICER

        (d) The Trustee's certificate of authentication for the 1994 Series C Subordinated Investment Certificates, if required in accordance with
    (S)3.3, shall be in the following form:

            This is one of the 1994 Series C Subordinated Investment Certificates referred to in the within-mentioned Indenture.

                           FIRST EASTERN BANK, NATIONAL ASSOCIATION, as Trustee

                           By -----------------------------------
                                           AUTHORIZED OFFICER
                             *        *        *
    This instrument may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

    IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date and year first above written.

                                         HORRIGAN AMERICAN, INC.

Attest:

      /s/  JOANNE HABERBERGER            By
- ------------------------------------          /s/  JOHN F. HORRIGAN, JR.
         JOANNE HABERBERGER                -----------------------------------
             SECRETARY                           JOHN F. HORRIGAN, JR.
                                                       CHAIRMAN

                           FIRST EASTERN BANK, NATIONAL ASSOCIATION, as Trustee

                                         /s/ LILLIAN COHEN
                           By-------------------------------------------------
                                              LILLIAN COHEN
                                           AUTHORIZED OFFICER

                                                                     EXHIBIT 5
                            DRINKER BIDDLE & REATH
                     PHILADELPHIA NATIONAL BANK BUILDING
                             1345 CHESTNUT STREET
                         PHILADELPHIA, PA 19107-3496

                                  March 18, 1994

Horrigan American, Inc.
Flying Hills Corporate Center #6
Reading, Pennsylvania 19607

Ladies and Gentlemen:
    We have acted as special counsel for Horrigan American, Inc. (the "Company") in connection with the corporate and other proceedings related to the authorization and execution of the Sixteenth Supplemental Indenture dated as of April 1, 1994 (the "Supplemental Indenture"), to the Indenture dated as of July 21, 1977 (collectively with its amendments and supplements hereinafter called the "Indenture"), between the Company and First Eastern Bank, National Association (the "Trustee"), successor trustee to Mellon Bank, N.A.; the proposed issuance by the Company of up to $25,000,000 principal amount of 1994 Series 8, 1994 Series A, 1994 Series B, 1994 Series C and Passbook Series Subordinated Investment Certificates (collectively, the "Certificates"); and the registration of the Certificates under the Securities Act of 1933 pursuant to a registration statement on Form S-2 filed with the Securities and Exchange Commission on the date hereof (the "Registration Statement"). In this capacity, we have examined the Indenture, including the Supplemental Indenture and the forms of the Certificates included therein, the form of the Passbook Series Certificates, the Articles of Incorporation and By-Laws of the Company, resolutions adopted by the board of directors of the Company, and such other records of the Company's corporate proceedings as we have deemed appropriate for purposes of this opinion.
    Based upon the foregoing, it is our opinion that:
        1. The execution and delivery of the Supplemental Indenture has been authorized by all necessary corporate action on the part of the Company, and the Indenture constitutes the valid, legal, and binding obligation of the Company, enforceable in accordance with its terms, subject to equitable principles and to bankruptcy, insolvency or other laws affecting creditors' rights generally.
        2. The issuance of the Certificates has been duly authorized by all necessary corporate action on the part of the Company.
        3. When executed by authorized officers of the Company, authenticated (if required by the Indenture) by the Trustee, and delivered for the consideration contemplated by the Registration Statement, all in conformity with the provisions of the Indenture, the Certificates will be legally issued and binding obligations of the Company, enforceable in accordance with their terms and the terms of the Indenture, subject to equitable principles and to bankruptcy, insolvency, and other laws affecting creditors' rights generally.
    We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm under the caption "Legal Matters" in the prospectus included in the Registration Statement. However, this does not constitute a consent under Section 7 of the Securities Act of 1933, because in consenting to the reference to our firm under such heading we have not certified any part of the Registration Statement and do not otherwise come within the categories of persons whose consent is required under Section 7 or under the rules and regulations of the Securities and Exchange Commission thereunder.

                                  Yours very truly,

                                  DRINKER BIDDLE & REATH

                                                                    EXHIBIT 11

                   HORRIGAN AMERICAN, INC. AND SUBSIDIARIES

            STATEMENT OF COMPUTATION OF PER SHARE EARNINGS (LOSS)


                                                                                YEAR ENDED DECEMBER 31,
                                                           ------------------------------------------------------------------
                                                              1993          1992          1991          1990          1989
                                                           ----------    ----------    ----------    ----------    ----------
SCHEDULE OF COMMON SHARES OUTSTANDING
Number of common shares outstanding at January 1.......     3,300,298     3,323,055     3,339,761     3,360,096     2,500,383
Common shares issued...................................        12,034        16,521        12,792        24,400        25,472
Treasury stock acquired, net...........................      (200,566)      (39,278)      (29,498)      (44,735)           --
Common shares issued under 4-for-3 stock split.........            --            --            --            --       834,241
                                                           ----------    ----------    ----------    ----------    ----------
Number of common shares outstanding at December 31.....     3,111,766     3,300,298     3,323,055     3,339,761     3,360,096
                                                           ==========    ==========    ==========    ==========    ==========

Weighted    average    number    of    common    shares
  outstanding (see note 1, to selected financial data).     3,278,159     3,310,584     3,328,109     3,361,468     3,367,106
                                                           ==========    ==========    ==========    ==========    ==========


SCHEDULE OF NET EARNINGS APPLICABLE TO
  COMMON SHARES                                                     (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)
Earnings (loss) from continuing operations.............        $3,047         $(413)       $1,382        $1,218        $2,602
Cash dividends declared on preferred stock.............           (16)          (16)          (16)          (16)          (16)
                                                           ----------    ----------    ----------    ----------    ----------
Earnings (loss) from continuing operations applicable
to
  common shares........................................        $3,031         $(429)       $1,366        $1,202        $2,586
                                                           ==========    ==========    ==========    ==========    ==========
Earnings  (loss)  from continuing operations per common
  share(1).............................................        $  .92        $ (.13)       $  .41        $  .36        $  .78
                                                           ==========    ==========    ==========    ==========    ==========

- ---------
(1) Earnings (loss) per common share is the same on both a primary and fully diluted basis.

                                                                    EXHIBIT 12

                   HORRIGAN AMERICAN, INC. AND SUBSIDIARIES

       STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES


                                                                                      YEAR ENDED DECEMBER 31,
                                                                      --------------------------------------------------------
                                                                        1993        1992        1991        1990        1989
                                                                      --------    --------    --------    --------    --------
                                                                                     (IN THOUSANDS OF DOLLARS)
Earnings (loss) from continuing operations before income taxes....     $ 4,947    $   (269)    $ 2,270     $ 1,959     $ 4,159
Less  equity  in  undistributed  earnings (loss) of unconsolidated
  affiliates......................................................          --          --          --          --           5
                                                                      --------    --------    --------    --------    --------
                                                                       $ 4,947    $   (269)    $ 2,270     $ 1,959     $ 4,154
                                                                      --------    --------    --------    --------    --------

Add fixed charges
  Interest........................................................       9,028      11,250      12,879      13,773      13,182
  Portion of rents representative of the interest factor..........         162         194         174         180         175
                                                                      --------    --------    --------    --------    --------
    Total fixed charges...........................................       9,190      11,444      13,053      13,953      13,357
                                                                      --------    --------    --------    --------    --------
    Total earnings as adjusted....................................     $14,137     $11,175     $15,323     $15,912     $17,511
                                                                      ========    ========    ========    ========    ========

Ratio of earnings to fixed charges................................        1.54         .98        1.17        1.14        1.31
                                                                           ===         ===         ===         ===         ===


    The Company guaranteed $2,400,000 of debt of unconsolidated real estate partnerships as of December 31, 1993. The amount of fixed charges associated with this guaranteed debt was $223,000 for 1993. The computation of the ratio of earnings to fixed charges does not include the fixed charges associated with the guaranteed debt because the Company has not been required to honor the guarantees nor is it probable that the Company will be required to honor the guarantees.

    In 1992, earnings from continuing operations were inadequate to cover fixed charges by $269,000. However, the ratio of earnings to fixed charges is not intended to disclose cash flow from operations. In addition to the normal noncash expenses, such as depreciation and provision for possible lease and loan losses, the provision for write-down of real estate negatively affects the ratio for 1992. The ratio of earnings to fixed charges would be 1.35 if the provision for write-down of real estate were excluded.

                                                                  EXHIBIT 24.1


The Board of Directors
Horrigan American Inc.

    We consent to the use of our reports included herein or incorporated herein by reference and to the reference to our firm under the heading of "Experts" in the Registration Statement and Prospectus.




KPMG Peat Marwick
March 11, 1994

                                                                    EXHIBIT 26

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                   FORM T-1

                  STATEMENT OF ELIGIBILITY AND QUALIFICATION
                    UNDER THE TRUST INDENTURE ACT OF 1939
                OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

                   FIRST EASTERN BANK, NATIONAL ASSOCIATION
                    -------------------------------------
             (EXACT NAME OF TRUSTEE AS SPECIFIED IN ITS CHARTER)

            (national bank)                         24-0579417
      ----------------------------         ----------------------------
        (STATE OF INCORPORATION                  (I.R.S. EMPLOYER
        IF NOT A NATIONAL BANK)                IDENTIFICATION NO.)

         11 West Market Street
       Wilkes-Barre, Pennsylvania                     18768
      ----------------------------         ----------------------------
      (ADDRESS OF PRINCIPAL                         (ZIP CODE)
           EXECUTIVE OFFICES)

                           HORRIGAN AMERICAN, INC.
                    -------------------------------------
             (EXACT NAME OF OBLIGOR AS SPECIFIED IN ITS CHARTER)

              Pennsylvania                          23-2224614
      ----------------------------         ----------------------------
      (STATE OR OTHER JURISDICTION               (I.R.S. EMPLOYER
      OF INCORPORATION OR                      IDENTIFICATION NO.)
             ORGANIZATION)

      6 Commerce Drive, Shillington,                        19607
                    Pennsylvania                      -----------------
      ----------------------------------------
      (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)           (ZIP CODE)

        Subordinated Investment Certificates of the following series:
                  1994 Series 8     Subordinated Investment
                  Certificates
                  1994 Series A     Subordinated Investment
                  Certificates
                  1994 Series B     Subordinated Investment
                  Certificates
                  1994 Series C     Subordinated Investment
                  Certificates
             Passbook Series Subordinated Investment Certificates
                    -------------------------------------
                     (TITLE OF THE INDENTURE SECURITIES)

Item 1.  General Information

    Furnish the following information as to the trustee:

    (a) Name and address of each examining or supervising authority to which it is subject.

                         Comptroller of the Currency
                               Washington, D.C.

               Board of Governors of the Federal Reserve System
                               Washington, D.C.

                    Federal Deposit Insurance Corporation
                               Washington, D.C.

    (b) Whether it is authorized to exercise corporate trust powers.
                                     Yes.

Item 2.  Affiliations with Obligor and Underwriters
    If the obligor or any underwriter for the obligor is an affiliate of the trustee, describe such affiliation.
                                    None.

Item 3.  Voting Securities of the Trustee
    Furnish the following information as to each class of voting securities of the trustee:

    As of March 1, 1994:


                 COL. A                               COL. B
             TITLE OF CLASS                     AMOUNT OUTSTANDING
          --------------------                 --------------------
              Common Stock                           612,138

Item 4.  Trusteeships Under Other Indentures
    If the trustee is a trustee under another indenture under which any other securities, or certificates of interest or participation in any other securities, of the obligor are outstanding, furnish the following information:

    (a) Title of the securities outstanding under each such other indenture.
                                    None.

    (b) A brief statement of the facts relied upon as a basis for the claim that no conflicting interest within the meaning of Section 310(b)(1) of the Act arises as a result of the trusteeship under any such other indenture, including a statement as to how the indenture securities will rank as compared with the securities issued under such other indenture.
                                Inapplicable.

Item 5. Interlocking Directorates and Similar Relationships with the Obligor or Underwriters
    If the trustee or any of the directors or executive officers of the trustee is a director, officer, partner, employee, appointee or representative of the obligor or of any underwriter for the obligor, identify each such person having such connection and state the nature of each such connection.
                                    None.

Item 6.  Voting Securities of the Trustee Owned by the Obligor or its
Officials
    Furnish the following information as to the voting securities of the trustee owned beneficially by the obligor and each director, partner and executive officer of the obligor.

    As of March 1, 1994:
                                    None.

Item 7.  Voting Securities of the Trustee Owned by Underwriters or their
Officials
    Furnish the following information as to the voting securities of the trustee owned beneficially by each underwriter for the obligor and each director, partner and executive officer of such underwriter.

    As of March 1, 1994:
                                    None.

Item 8.  Securities of the Obligor Owned or Held by the Trustee
    Furnish the following information as to securities of the obligor owned beneficially or held as collateral security for obligations in default by the trustee.

    As of March 1, 1994:
                                    None.

Item 9.  Securities of Underwriters Owned or Held by the Trustee
    If the trustee owns beneficially or holds as collateral security for obligations in default any securities of an underwriter for the obligor, furnish the required information as to each class of securities of such underwriter any of which are so owned or held by the trustee.

    As of March 1, 1994:
                                    None.

Item 10. Ownership or Holdings by the Trustee of Voting Securities of Certain Affiliates or Security Holders of the Obligor
    If the trustee owns beneficially or holds as collateral security for obligations in default voting securities of a person who, to the knowledge of the trustee (1) owns 10 percent or more of the voting securities of the obligor or (2) is an affiliate, other than a subsidiary, of the obligor, furnish the required information as to the voting securities of such person.

    As of March 1, 1994:
                                    None.

Item 11. Ownership or Holdings by the Trustee of any Securities of a Person Owning 50 Percent or More of the Voting Securities of the Obligor
    If the trustee owns beneficially or holds as collateral security for obligations in default any securities of a person who, to the knowledge of the trustee, owns 50 percent or more of the voting securities of the obligor, furnish the required information as to each class of securities of such person any of which are so owned or held by the trustee.

    As of March 1, 1994:
                                    None.

Item 12.  List of Exhibits
    List below the exhibits filed as part of this statement of eligibility and qualification.

    1. Articles of Association of the trustee (incorporated by reference to Exhibit 1 to the Trustee's Form T-1, File No. 22-23902 filed March 16,
       1993).

    2. Certificate of authority of the trustee to commence business (incorporated by reference to Exhibit 2 to the Trustee's Form T-1, File No. 22-23902 filed March 16, 1993).

    3. Authorization of the trustee to exercise corporate trust powers (incorporated by reference to Exhibit 3 to the Trustee's Form T-1, File No. 22-23902 filed March 16, 1993).

    4. By-Laws of the trustee (incorporated by reference to the Trustee's Form T-1, File No. 22-23902 filed March 16, 1993).

    5. Not applicable.

    6. The consent of the trustee required by Section 321(b) of the Trust Indenture Act of 1939 appears below.

    7. Report of condition of the trustee as of the close of business December 31, 1993.

    8. Not applicable.

    9. Not applicable.

                              CONSENT OF TRUSTEE

    Pursuant to the requirements of Section 321(b) of the Trust Indenture Act of 1939, in connection with the filing of this statement of eligibility, the trustee hereby consents that reports of examination by Federal and State authorities may be furnished by such authorities to the Securities and Exchange Commission upon its request.

                                  SIGNATURE

    Pursuant to the requirements of the Trust Indenture Act of 1939, the trustee, FIRST EASTERN BANK, NATIONAL ASSOCIATION, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Wilkes-Barre and Commonwealth of Pennsylvania, on the day of March 18, 1994.

                           FIRST EASTERN BANK, NATIONAL ASSOCIATION

                                          /s/ LILLIAN COHEN
                           By ------------------------------------------------
                                              LILLIAN COHEN
                                           AUTHORIZED OFFICER

                                                                     EXHIBIT 7

FIRST EASTERN BANK, N.A.                              Call Date: 12/31/93          ST-BK: 42-8982                   FFIEC  032
First Eastern Plaza, Public Square                                                                                  Page RC-1
Wilkes-Barre, PA 18768                                Vendor ID: D                 CERT: 07806
                                                                                                                          9

Transit Number: 31300562

CONSOLIDATED REPORT OF CONDITION FOR INSURED
COMMERCIAL AND STATE-CHARTERED SAVINGS BANKS FOR DECEMBER 31, 1993

All schedules are to be reported in thousands of dollars. Unless otherwise indicated, report the amount outstanding as of the last business day of the quarter.

SCHEDULE RC -- BALANCE SHEET
                                                                      C300 <--
                                                   Dollar Amounts in Thousands

- ------------------------------------------------------------------------------------------------------
ASSETS
 1. Cash and balances due from depository institutions (from
    Schedule
    RC-A):                                                            RCON
                                                                      ----
    a. Noninterest-bearing balances and currency and coin (1)....    0081             86,702    1.a
    b. Interest-bearing balances (2).............................    0071                100    1.b
 2. Securities (from Schedule RC-B)..............................    0390            572,967    2.
 3. Federal funds sold and securities purchased under agreements to resell:

    a. Federal funds sold........................................    0276             80,000    3.a
    b. Securities purchased under agreements to resell...........    0277                  0    3.b
 4. Loans and lease financing receivables: RCON
    a. Loans and leases, net of unearned   ----
       income (from Schedule RC-C)......  2122          1,262,031                               4.a
    b. LESS: Allowance for loan and
lease losses............................  3123             57,288                               4.b
    c. LESS: Allocated transfer risk
reserve.................................  3128                  0                               4.c
    d. Loans and leases, net of unearned income, allowance, and
       reserve (item 4.a minus 4.b and 4.c)......................    2125          1,204,743    4.d
 5. Assets held in trading accounts (from Schedule RC-D).........    2146                 98    5.
 6. Premises and fixed assets (including capitalized leases).....    2145             32,798    6.
 7. Other real estate owned (from Schedule RC-M).................    2150             20,325    7.
 8. Investments in unconsolidated subsidiaries and associated
    companies (from Schedule RC-M)...............................    2130                  0    8.
 9. Customers' liability to this bank on acceptances outstanding.    2155                  0    9.
10. Intangible assets (from Schedule RC-M).......................    2143              7,943    10.
11. Other assets (from Schedule RC-F)............................    2160             28,171    11.
12. Total assets (sum of items 1 through 11).....................    2170          2,033,847    12.

- ----------
(1) Includes cash items in process of collection and unposted debits.
(2) Includes time certificates of deposit not held in trading accounts.

FIRST EASTERN BANK, N.A.                              Call Date: 12/31/93          ST-BK: 42-8982                   FFIEC  032
First Eastern Plaza, Public Square                                                                                  Page RC-2
Wilkes-Barre, PA 18768                                Vendor ID: D                 CERT: 07806
                                                                                                                         10

Transit Number: 31300562

SCHEDULE RC -- CONTINUED
                                                                      C300 <--
                                                   Dollar Amounts in Thousands
- ------------------------------------------------------------------------------

LIABILITIES
                                                                      RCON
13. Deposits:                                                         ----
    a. In domestic offices (sum of totals of columns A and C from
       Schedule RC-E)............................................
                                                                     2200          1,782,533    13.a
                                           RCON
                                           ----
       (1) Noninterest-bearing (1)......  6631            267,483                               13.a.1
       (2) Interest-bearing.............  6636          1,515,050                               13.a.2
    b. In foreign offices, Edge and Agreement subsidiaries, and
IBFs.............................................................
       (1) Noninterest-bearing...................................
       (2) Interest-bearing......................................
14. Federal funds purchased and securities sold under agreements to repurchase:
    a. Federal funds purchased...................................    0278              5,005    14.a
    b. Securities sold under agreements to repurchase............    0279             65,895    14.b
15. Demand notes issued to the U.S. Treasury.....................    2840              8,500    15.
16. Other borrowed money.........................................    2850                  0    16.
17. Mortgage indebtedness and obligations under capitalized
leases...........................................................    2910                305    17.
18. Bank's liability on acceptances executed and outstanding.....    2920                  0    18.
19. Subordinated notes and debentures............................    3200                  0    19.
20. Other liabilities (from Schedule RC-G).......................    2930             20,054    20.
21. Total liabilities (sum of items 13 through 20)...............    2948          1,882,292    21.

22. Limited-life preferred stock and related surplus.............    3282                  0    22.

EQUITY CAPITAL
23. Perpetual preferred stock and related surplus................    3838                  0    23.
24. Common stock.................................................    3230             11,970    24.
25. Surplus (exclude all surplus related to preferred stock).....    3839             87,817    25.
26. a. Undivided profits and capital reserves....................    3632             51,768    26.a
    b. LESS: Net unrealized loss on marketable equity securities.    0297                  0    26.b
27. Cumulative foreign currency transition adjustments...........
28. Total equity capital (sum of items 23 through 27)............    3210            151,555    28.
29. Total liabilities, limited-life preferred stock, and equity
    capital (sum of items 21, 22, and 28)........................    3300          2,033,847    29.

FIRST EASTERN BANK, N.A.                              Call Date: 12/31/93          ST-BK: 42-8982                   FFIEC  032
First Eastern Plaza, Public Square                                                                                  Page RC-3
Wilkes-Barre, PA 18768                                Vendor ID: D                 CERT: 07806
                                                                                                                        11

Transit Number: 31300562

SCHEDULE RC -- CONTINUED
                                                                      C300 <--
                                                   Dollar Amounts in Thousands
- ------------------------------------------------------------------------------
MEMORANDUM

To be reported only with the March Report of Condition.
 1. Indicate in the box at the right the number of the statement below that best describes the most comprehensive level of
    auditing work performed for the bank by independent external
    auditors as of any date during 1992..........................  6724                N/A    M.1


1 = Independent audit of the bank        4 = Directors' examination of the
    conducted in accordance with             bank performed by other external
    generally accepted auditing              auditors (may be required by
    standards by a certified public          state chartering authority)
    accounting firm which submits a      5 = Review of the bank's financial
    report on the bank                       statements by external auditors
2 = Independent audit of the bank's      6 = Compilation of the bank's
    parent holding company conducted         financial statements by external
    in accordance with generally             auditors
    accepted auditing standards by a     7 = Other audit procedures (excluding
    certified public accounting firm         tax preparation work)
    which submits a report on the        8 = No external audit work
    consolidated holding company
    (but not on the bank separately)
3 = Directors' examination of the
    bank conducted in accordance
    with generally accepted auditing
    standards by a certified public
    accounting firm (may be required
    by state chartering authority)
- ----------
(1) Includes total demand deposits and noninterest-bearing time and savings deposits.

                                                                    EXHIBIT 27
                           FINANCIAL DATA SCHEDULE


    This schedule contains summary financial information extracted from Horrigan American, Inc. and Subsidiaries and is qualified in its entirety by reference to such financial statements.

                 APPENDIX A TO ITEM 601(C) OF REGULATION S-K
                     COMMERCIAL AND INDUSTRIAL COMPANIES
                         ARTICLE S OF REGULATION S-X

ITEM NUMBER   ITEM DESCRIPTION                                         AMOUNTS
- --------      ----------                                                ------
5-02(1)       cash and cash items                                   $2,160,000
5-02(2)       marketable securities                                  2,697,000
5-02(3)(a)(1) notes and accounts receivable trade                  127,582,000
5-02(4)       allowances for doubtful accounts                       5,438,000
5-02(6)       inventory                                                    N/A
5-02(9)       total current assets                                         N/A
5-02(13)      property, plant and equipment                         41,696,000
5-02(14)      accumulated depreciation                               7,764,000
5-02(18)      total assets                                         164,953,000
5-02(21)      total current liabilities                                    N/A
5-02(22)      bonds, mortgages and similar debt                    129,620,000
5-02(28)      preferred stock--mandatory redemption                        N/A
5-02(29)      preferred stock--no mandatory redemption                 195,000
5-02(30)      common stock                                           3,112,000
5-02(31)      other stockholders' equity                            25,350,000
5-02(32)      total liabilities and stockholders' equity           164,953,000
5-03(b)1(a)   net sales of tangible products                           694,000
5-03(b)1      total revenues                                        24,963,000
5-03(b)2(a)   cost of tangible goods sold                                  N/A
5-03(b)2      total costs and expenses applicable to sales and       9,978,000
              revenues
5-03(b)3      other costs and expenses                                     N/A
5-03(b)5      provision for doubtful accounts and notes              1,573,000
5-03(b)(8)    interest and amortization of debt discount             9,028,000
5-03(b)(10)   income before taxes and other items                    5,078,000
5-03(b)(11)   income tax expense                                     1,900,000
5-03(b)(14)   income/loss continuing operations                      3,047,000
5-03(b)(15)   discontinued operations                                      N/A
5-03(b)(17)   extraordinary items                                          N/A
5-03(b)(18)   cumulative effect--changes in accounting principles            0
5-03(b)(19)   net income or loss                                     3,047,000
5-03(b)(20)   earnings per share--primary                                 0.92
5-03(b)(20)   earnings per share--fully diluted                           0.92

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